  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 21, 1998
                                                     REGISTRATION NO. 333-56659

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                                   GEOCITIES
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------
         DELAWARE                    7310                    95-4515867
     (STATE OR OTHER          (PRIMARY STANDARD           (I.R.S. EMPLOYER
     JURISDICTION OF      INDUSTRIAL CLASSIFICATION     IDENTIFICATION NO.)
     INCORPORATION OR            CODE NUMBER)
      ORGANIZATION)

                                ---------------
                          1918 MAIN STREET, SUITE 300
                        SANTA MONICA, CALIFORNIA 90405
                                (310) 664-6500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------
                               STEPHEN L. HANSEN
              CHIEF OPERATING OFFICER AND CHIEF FINANCIAL OFFICER
                                   GEOCITIES
                          1918 MAIN STREET, SUITE 300
                        SANTA MONICA, CALIFORNIA 90405
                                (310) 664-6500
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------
                                  COPIES TO:
         RICHARD A. FINK, ESQ.               DONALD M. KELLER, JR., ESQ.
        GREG T. WILLIAMS, ESQ.                  JEFFREY Y. SUTO, ESQ.
         NEEL A. GROVER, ESQ.                   DAVID R. YOUNG, ESQ.
    BROBECK, PHLEGER & HARRISON LLP             DAVID T. SOBOTA, ESQ.
          38 TECHNOLOGY DRIVE                     VENTURE LAW GROUP
       IRVINE, CALIFORNIA 92618              A PROFESSIONAL CORPORATION
            (949) 790-6300                       2775 SAND HILL ROAD
                                            MENLO PARK, CALIFORNIA 94025
                                                   (650) 854-4488
                                ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                                ---------------
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

                CALCULATION OF ADDITIONAL REGISTRATION FEE

=================================================================================
                                                                     AMOUNT OF
                                                PROPOSED ADDITIONAL  ADDITIONAL
            TITLE OF EACH CLASS OF               MAXIMUM AGGREGATE  REGISTRATION
          SECURITIES TO BE REGISTERED            OFFERING PRICE(1)    FEE(2)
--------------------------------------------------------------------------------
Common Stock, $0.001 par value................      $4,025,000         $1,188
================================================================================

(1) Estimated pursuant to Rule 457(o) solely for the purpose of calculating the registration fee.

(2) The total registration fee is $22,561, of which $21,373 was previously paid by the Company.
                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED JULY 21, 1998

                             4,750,000 SHARES

                             [LOGO OF GEOCITIES]

                                  COMMON STOCK
                          (PAR VALUE $0.001 PER SHARE)

                                  -----------

  All of the 4,750,000 shares of Common Stock offered hereby are being sold by the Company. Prior to the offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price per share will be between $12.00 and $14.00. For factors to be considered in determining the initial public offering price, see "Underwriting".

  SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

  Application has been made for quotation of the Common Stock on the Nasdaq National Market under the symbol "GCTY".

                                  ----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR   ANY  STATE  SECURITIES  COMMISSION   NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED   UPON   THE   ACCURACY    OR   ADEQUACY   OF   THIS    PROSPECTUS.
   ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  ----------

                                         INITIAL PUBLIC UNDERWRITING PROCEEDS TO
                                         OFFERING PRICE DISCOUNT(1)  COMPANY(2)
                                         -------------- ------------ -----------
Per Share...............................      $             $            $
Total (3)...............................     $             $            $

-----
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".

(2) Before deducting estimated expenses of $1,050,000 payable by the Company.


(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 712,500 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such options are exercised in full, the total initial public offering
    price, underwriting discount and proceeds to Company will be $   , $    and
    $   , respectively. See "Underwriting".

                                  ----------

  The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York,
on or about      , 1998, against payment therefor in immediately available
funds.

GOLDMAN, SACHS & CO.

                          DONALDSON, LUFKIN & JENRETTE

                                                               HAMBRECHT & QUIST

                                  ----------

                  The date of this Prospectus is      , 1998.

                           [Inside Front Cover]

The largest community of personal Web sites on the Internet

Organized in 40 themed neighborhoods

[GRAPHIC OF GEOCITIES LOGO SUPERIMPOSED OVER COLLAGE OF NEIGHBORHOOD HOME PAGE SCREEN SHOTS]SM

[GRAPHIC OF GEOCITIES LOGO](R)



CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                             [Fold-Out Cover]

Come join the world's largest community of personal Web sites on the Internet.


GeoCities provides a platform for people to express themselves. To share interests. To bond. GeoCities creates a sense of place and a sense of belonging. With real community spirit and genuine pride.

So far, over two million Homesteads have been built in the GeoCities community. Each Homesteader receives a free personal Web site and free e-mail. Homesteaders engage in lively forums and chats. GeoCities offers powerful, easy-to-use publishing tools and the support of knowledgeable, neighborly volunteers and staff.

[GRAPHICS OF FACE PHOTOGRAPHS, SCREEN SHOTS OF WEB SITES, QUOTES AND GEOCITIES LOGO](R)

"I thought Michelle's page was nice, so I dropped her an e-mail. The rest, as they say, is history. She accepted my proposal of marriage on January 31st of this year."

[http://www.geocities.com/SouthBeach/Boardwalk/1038]

Liz and Allen desperately wanted a child to call their own. They created a site on GeoCities to help them in their search. The Web site caught the eye of Helen, a mother-to-be who was willing to fulfill the couple's dreams. Their daughter Emily was born in May 1998.

Come explore the avenues and neighborhoods of GeoCities.

GeoCities Homesteaders create diverse content within themed virtual neighborhoods. Make a connection with the authors. Share in their passion. Discover an opportunity. Make a new friend.

Find out why GeoCities is one of the fastest growing communities on the Internet. GeoCities is active, with more than half a million page edits every 24 hours. And no matter what you're looking for on the Web, chances are good you'll land on GeoCities during your search.

The personal content drives significant monthly visits and page views.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and Financial Statements and the Notes thereto appearing elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus: (i) reflects, upon the closing of the offering, the automatic conversion of all outstanding shares of the Company's preferred stock into shares of Common Stock (the "Preferred Stock Conversion"); (ii) reflects the Company's reincorporation in Delaware and a concurrent two-for-one stock split of the Company's capital stock to be effected in July 1998 (including associated changes to the Company's Certificate of Incorporation and Bylaws) and (iii) assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

  GeoCities offers the world's largest and one of the fastest growing communities of personal Web sites on the Internet. GeoCities pioneered the first large-scale, Web-based community for Internet users to express themselves, share ideas, interests and expertise, and publish content accessible to other users with common interests. The mainstay of the Company's community are its "Homesteaders," Internet users who create their own personal Web sites or "Homesteads" in themed "neighborhoods" on the GeoCities Web site. These neighborhoods provide a context for Web users to publish content, to share experiences and ideas with other users and to access a centralized and easy-to-navigate destination for user-published content. With thousands of new Homesteaders joining each day, the GeoCities community has grown from approximately 10,000 Homesteads in October 1995 to over 2.1 million in July 1998. Homesteaders have created an estimated 17 million pages of personalized content, attracting over 14.8 million unique visitors to, and generating over 925 million page views on, the GeoCities Web site, according to Relevant Knowledge in June 1998 and Nielsen I/Pro in May 1998, respectively. GeoCities was the third most trafficked Web site on the Internet among home users in June 1998, according to Media Metrix, and, based on this information, the Company believes it was the most popular community of personal Web sites on the Internet during the first two quarters of 1998. This combination of GeoCities' distinctive community context, topical organization and high volume of traffic provides advertisers and businesses with an attractive platform for targeted Web advertising and Web commerce.

  As the Internet continues to grow, Web users, advertisers and businesses are increasingly seeking online communities. Users are seeking from the Web the same opportunity for expression, interaction, sharing and recognition that they seek in the everyday world. To date, a typical Internet user's experience surfing the Web has been essentially one-way--searching and viewing Web sites containing professionally created content on topics of general interest, such as current events, sports, finance, politics and weather. In general, the Web does not provide a context to publish, promote, search, view and react to personal content. While Internet search and navigational sites have improved a user's ability to seek out aggregated Web content, these sites are not primarily focused on providing a robust platform for publishing or aggregating the rapidly increasing volume of personalized content created by users with similar interests, or enabling such users to interact with one another. Similarly, users browsing the Web are increasingly seeking ways of accessing unique, personalized content, and interacting and communicating with other individuals with similar interests. Often the most relevant content for a user is that generated by other users who share a common interest. Online communities offer a centralized means of accessing diverse, user-created content in an easy-to-navigate context and the ability to interact directly with the author of such personalized content. For advertisers and businesses, online communities hold the potential of reaching highly targeted audiences within a more personalized context, thus providing the opportunity to increase advertising efficiency and improve the likelihood of a sale.

  GeoCities offers Web users the ability to join and become actively involved in the world's largest Web community of personal Web sites. GeoCities provides Web users with free disk space and publishing tools to quickly and easily create their own sites in one of over 40 topically organized neighborhoods, such as CapitolHill for politics, Colosseum for sports, Hollywood for movies and television and WallStreet for finance. Homesteaders are encouraged to become active participants in the GeoCities community by updating their sites and communicating with others through free e-mail, chat and bulletin-board services provided by the Company. The Company offers Homesteaders seeking greater involvement the opportunity to join the ranks of over one thousand active Community Leaders and Community Liaisons--volunteers who welcome Homesteaders and provide them with assistance, suggest improvements to GeoCities and monitor the GeoCities community for compliance with community guidelines. In addition, the Company seeks to make the GeoCities community a primary destination point for Internet users seeking personalized, user-created content. Through the Company's enhanced user interface, GeoCities provides a central site for Internet users to quickly access and view millions of pages of topically organized content created by fellow users. This distinct community context and high volume of traffic attracts advertisers, vendors and third-party content providers from whom the Company derives revenue from advertising and online commerce. For the six months ended June 30, 1998, the Company had approximately 170 advertising customers, including Acura, IBM, Microsoft and VISA, and four premier commerce partners, including Amazon.com, CDnow, First USA and Surplus Direct/Egghead. The Company's equity investors include Chase Capital Partners, CMG@Ventures, Intel Corporation, SOFTBANK Holdings Inc. and Yahoo! Inc.

  The Company's objective is to be the world's leading member-created online community for Web users. The Company's strategy includes: (i) expanding its Homesteader base and strengthening Homesteader affinity through the introduction of new classes of membership, more advanced and easier-to-use publishing tools and affinity-building programs; (ii) building the GeoCities brand; (iii) enhancing the GeoCities site functionality and performance through continued investments in technology and site infrastructure; (iv) expanding globally, through initiatives similar to its current GeoCities Japan Corporation joint venture with SOFTBANK Corporation of Japan and
(v) establishing additional strategic relationships, such as its current distribution relationship with Yahoo! Inc. The Company believes that this strategy will result in a highly scalable business platform from which it can generate revenues from multiple sources, including advertising, commerce and premium membership services. The Company does not generate revenues from general Internet access or subscription fees.

  The Company was incorporated under the laws of California in December 1994 and intends to reincorporate in Delaware in July 1998. Unless the context otherwise requires, references in this Prospectus to the "Company" or "GeoCities" refer to GeoCities, a Delaware corporation and its predecessor California corporation. The Company's principal executive offices are located at 1918 Main Street, Suite 300, Santa Monica, California 90405. Its telephone number at that location is (310) 664-6500.

  GeoCities is a registered service mark of the Company. GeoPlus, GeoPoints, GeoRewards, GeoShops and GeoTickets are service marks of the Company. This Prospectus contains other product names, trade names, service marks and trademarks of the Company and of other organizations, all of which are the property of their respective owners.

                                  THE OFFERING

Common Stock offered by the Company... 4,750,000 shares
Common Stock to be outstanding after
 the offering......................... 30,661,000 shares(1)
Use of proceeds....................... For investments in the GeoCities community site, including enhancements
                                       to the Company's server and networking
                                       infrastructure and the functionality of
                                       its Web site, and general corporate
                                       purposes, including working capital,
                                       expansion of its sales and marketing
                                       capabilities and brand-name promotions.
                                       See "Use of Proceeds".
Proposed Nasdaq National Market
 symbol............................... "GCTY"

                             SUMMARY FINANCIAL DATA

  The following table sets forth certain summary financial data for the Company. This information should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                              SIX MONTHS
                          YEAR ENDED DECEMBER 31,           ENDED JUNE 30,
                         ---------------------------  ---------------------------
                           1995     1996      1997        1997          1998
                         --------  -------  --------  ------------ --------------
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Net revenues............ $     46  $   314  $  4,582    $ 1,632       $ 5,542
Gross profit (loss).....      (57)    (474)      (52)       211         1,605
Loss from operations....     (479)  (2,965)   (9,019)    (3,629)       (7,739)
Net loss................ $   (482) $(3,006) $ (8,903)   $(3,561)      $(7,253)
                         ========  =======  ========    =======       =======
Basic and diluted net
 loss per share (2).....                    $  (3.40)                 $ (2.27)
Shares outstanding used
 in basic and diluted
 per-share
 calculation (2)........                       2,620                    3,194
Pro forma basic and
 diluted net loss per
 share (3)..............                    $  (0.36)                 $ (0.29)
Shares outstanding used
 in pro forma basic and
 diluted net loss per
 share calculation (3)..                      24,850                   25,425
                                                       JUNE 30, 1998
                                            -------------------------------------
                                             ACTUAL   PRO FORMA(3) AS ADJUSTED(4)
                                            --------  ------------ --------------
BALANCE SHEET DATA:                                    (IN THOUSANDS)
Cash and cash
 equivalents and short-
 term investments.......                    $ 20,388    $20,388       $76,765
Working capital.........                      17,706     17,706        74,083
Total assets............                      28,260     28,260        84,637
Debt and capital lease
 obligations, less
 current portion........                         780        780           780
Mandatory redeemable
 convertible preferred
 stock..................                      37,200        --            --
Total stockholders'
 equity (deficiency)....                     (15,868)    21,332        77,709

--------

(1) Based on the number of shares of Common Stock outstanding as of June 30, 1998. Excludes (i) 6,531,000 shares of Common Stock issuable upon the exercise of outstanding stock options, including stock options outstanding under the Company's 1998 Stock Incentive Plan (the "1998 Stock Incentive Plan"), at a weighted average exercise price of $1.97 per share; (ii) 2,671,000 shares of Common Stock reserved for future issuance under the 1998 Stock Incentive Plan (which includes an increase of 2,300,000 shares in the reserve under the 1998 Stock Incentive Plan approved in July); (iii) 427,000 shares issuable upon the exercise of stock options granted under the predecessor plan to the 1998 Stock Incentive Plan in July 1998, at a weighted average exercise price of $10.88 per share; (iv) 300,000 shares of Common Stock reserved for future issuance under the Company's Employee Stock Purchase Plan (the "Purchase Plan"); (v) 20,304 shares of Common Stock issuable upon the exercise of an outstanding warrant at an exercise price of $4.695 per share and (vi) up to 46,154 shares of Common Stock to be issued pursuant to a technology purchase agreement, assuming an initial public offering price of $13.00 per share. Includes 15,840 shares of Common Stock to be issued to the Community Leaders and Liaisons under the 1998 Stock incentive Plan. See "Capitalization", "Management--Employee Benefit Plans", "Description of Capital Stock" and Notes 2, 6, 8 and 10 of Notes to Financial Statements.
(2) See Notes 2 and 10 of Notes to Financial Statements for the determination of shares used in computing basic and diluted loss per share.
(3) Pro forma gives effect to the Preferred Stock Conversion.

(4) As adjusted to reflect the sale of 4,750,000 shares of Common Stock offered hereby at an assumed initial public offering price of $13.00 per share after deducting the estimated underwriting discount and estimated offering expenses payable by the Company. See "Use of Proceeds" and "Capitalization".

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. The following factors, in addition to the other information contained in this Prospectus, should be carefully considered in evaluating the Company and its business before purchasing the Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

LIMITED OPERATING HISTORY; NO ASSURANCE OF PROFITABILITY; ANTICIPATED LOSSES

  The Company was founded in December 1994, but did not begin generating advertising revenues until mid-1996. For 1997 and the six months ended June 30, 1998, the Company generated revenues of $4.6 million and $5.5 million, respectively. Accordingly, the Company has a limited operating history upon which an evaluation of the Company, its current business and prospects can be based. In addition, the Company's revenue model is evolving and relies substantially upon the sale of advertising on its Web site. The Company's business must be considered in light of the risks, expenses and problems frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as the Internet. Specifically, such risks include, without limitation, the inability of the Company to maintain and increase levels of traffic on the GeoCities Web site, the failure by the Company to continue to develop and extend the GeoCities brand, the inability of the Company to meet minimum guaranteed impressions under advertising agreements, the lack of broad acceptance of the community model on the Internet, the inability of the Company to attract or retain members, acceptance by Homesteaders of advertising on Homesteads, the inability of the Company to generate significant Web-based commerce revenues or premium service revenues from its members, the failure of the Company to anticipate and adapt to the developing Internet market, the failure of its server and networking systems to efficiently handle the Company's Web traffic, changes in laws that adversely affect the Company's business, competition, the inability to effectively manage rapidly expanding operations, dependence on the Internet, the introduction and development of different or more extensive communities by direct and indirect competitors, particularly in light of the fact that many of such competitors are much larger and have greater financial, technical and marketing resources than the Company, the failure of the Web to achieve broad acceptance as an advertising and commercial medium, reductions in market prices for Web-based advertising as a result of competition or otherwise, the inability of the Company to maintain or achieve higher rates for advertising, the inability of the Company to identify, attract, retain and motivate qualified personnel, other risks noted in this section of the Prospectus, and general economic conditions. There can be no assurance that the Company will be successful in addressing such risks, and any failure to do so could have a material adverse effect on the Company's business, results of operations and financial condition.

  As of June 30, 1998, the Company had an accumulated deficit of $19.7 million. Although the Company has experienced revenue growth in recent periods, there can be no assurance that the revenues of the Company will continue at their current level or increase in the future. The Company has not achieved profitability on a quarterly or annual basis to date, and the Company anticipates that it will incur net losses for the foreseeable future. The extent of these losses will be contingent, in part, on the amount of growth in the Company's revenues from advertising, commerce and premium membership service fees. The Company expects its operating expenses to increase significantly, especially in the areas of sales and marketing and brand promotion, and, as a result, will need to generate increased quarterly revenues to achieve profitability. The extremely limited operating history of the Company makes the prediction of future results of operations difficult or impossible, and, therefore, the recent revenue growth experienced by the Company should not be taken as an indication of the rate of revenue growth, if any, that can be expected in the future. The Company believes that period-to-period comparisons of its operating results are not meaningful and that the results for any period should not be relied upon as an indication of future performance. To the extent that revenues do not grow at anticipated rates or that increases in its operating expenses precede or are not subsequently followed by commensurate increases in revenues, or that the Company is unable to adjust operating expense levels accordingly, the Company's business, results of operations and financial condition will be materially and adversely affected. There can be no assurance that the Company's operating losses will not increase in the future or that the Company will ever achieve or sustain profitability.

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS; UNPREDICTABILITY OF FUTURE REVENUES; SEASONALITY

  The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company's control. These factors include demand for Web-based advertising, acceptance of the Web as an advertising medium, the level of traffic on the GeoCities Web site, the advertising budgeting cycles of advertisers, the amount and timing of capital expenditures and other costs relating to the expansion of the Company's operations, the introduction of new or enhanced services by the Company or its competitors, the timing and number of new hires, pricing changes for Web-based advertising as a result of competition or otherwise, the loss of a key advertising contract or relationship by the Company, changes in the Company's pricing policy or those of its competitors, the mix of types of advertisements sold by the Company, engineering or development fees that may be paid in connection with adding new Web site development and publishing tools, technical difficulties with the GeoCities Web site, incurrence of costs relating to future acquisitions, general economic conditions, and economic conditions specific to the Internet or all or a portion of the technology sector. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition. In order to accelerate the promotion of the GeoCities brand, the Company intends to significantly increase its marketing budget. A substantial increase in marketing expenditures will have a negative impact on the Company's results of operations for a number of quarterly periods. The Company has experienced, and expects to continue to experience, seasonality in its business, with user traffic on the GeoCities Web site being lower during the summer and year-end vacation and holiday periods when overall usage of the Web is lower. Additionally, seasonality may significantly affect the Company's advertising revenues during the first and third calendar quarters, as advertisers historically spend less during these periods. Because Web-based advertising is an emerging market, additional seasonal and other patterns in Web advertising may develop in the future as the market matures, and there can be no assurance that such patterns will not have a material adverse effect on the Company's business, results of operations and financial condition.

  As a result of the Company's limited operating history, the Company has limited meaningful historical financial data upon which to base planned operating expenses. Accordingly, the Company's expense levels are based in part on its expectations as to future revenues from advertising, commerce revenue-sharing arrangements, premium membership service fees and its anticipated growth in memberships and to a large extent are fixed. There can be no assurance that the Company will be able to accurately predict its revenues, particularly in light of the intense competition for the sale of Web-based advertisements, revenue-sharing opportunities and new members, the Company's limited operating history and the uncertainty as to the broad acceptance of the Web as an advertising and commerce medium. Any failure by the Company to accurately predict revenues in relation to fixed-expense levels could have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company derives a significant portion of its revenues from the sale of advertising under short-term contracts, averaging one to two months in length. As a result, the Company's quarterly revenues and operating results are, to a significant extent, dependent on advertising revenues from contracts entered into within the quarter, as well as on the Company's ability to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. To date, a significant portion of the Company's revenues in any given period have been derived from a small group of customers, the composition of which generally changes from period to period. The Company expects this situation to continue in the future. The Company's largest customer, Egghead, Inc. ("Surplus Direct/Egghead"), accounted for approximately 12% and 10% of the Company's net revenues during 1997 and the six months ended June 30, 1998, respectively. The Company's four largest customers during 1997 and the six months ended June 30, 1998, including Surplus Direct/Egghead, which were, other than Surplus Direct/Egghead, different customers in both of such periods, accounted for approximately 29% and 28%, respectively, of the Company's net revenues in such periods. The cancellation or deferral of existing advertising or commerce contracts or the failure to obtain new contracts in any quarter could materially and adversely affect the Company's business, results of operations and financial condition for that quarter and future periods. Furthermore, the Company's advertising revenues are based in part on the amount of traffic on the GeoCities Web site. Accordingly, any significant shortfall in traffic on the GeoCities Web site in relation to the Company's expectations or the expectations of existing or potential advertisers would have a material adverse effect on the Company's business, results of operations and financial condition. In addition, substantially all of the Company's advertising contracts require the Company to guarantee a minimum number of impressions. In the event that these minimum impressions are not met, the Company could be required to provide credit for additional impressions and the ability of the Company to sell advertising to new or existing advertisers could be adversely affected, and the Company could be forced to reduce advertising rates.

  A key element of the Company's strategy is to generate revenues through revenue-sharing relationships with commerce partners in addition to selling standard banner advertising. The Company currently has short-term agreements with four premier commerce partners: Amazon.com, CDnow, First USA and Surplus Direct/Egghead. Under the terms of these agreements, the Company has agreed to limit the number of such premier commerce partners on its Web site to four and certain other restrictions. Each of these agreements is renewable at the option of the other party, subject to the payment of certain renewal fees and rates. To date, the revenues received by the Company under the revenue-sharing portions of these arrangements have not been material, and there can be no assurance that the Company will receive a material amount of revenue under these agreements in the future. The Company's agreement with Surplus Direct/Egghead allows Surplus Direct/Egghead to terminate its agreement with the Company upon 30 days notice, subject to the payment of certain termination fees. Moreover, there can be no assurance that any of these parties will exercise its renewal right or that Surplus Direct/Egghead will not exercise its right to terminate its agreement with the Company, either of which events could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, under the terms of its agreement with First USA, the Company is obligated to generate a certain number of accepted credit-card applications, and, if the Company fails to generate such applications, it is generally required to increase the amount of advertising it provides to First USA on its site. There can be no assurance that this provision will not have a material adverse effect on the Company's business, results of operations and financial condition.

  Due to any of the foregoing factors, in some future quarter or quarters the Company's operating results may fall below the expectations of securities analysts and investors. In such event, the trading price of the Company's Common Stock would likely be materially and adversely affected.

UNPROVEN BUSINESS MODEL; DEPENDENCE ON MEMBERS

  The Company's business model depends upon its ability to leverage its community platform and generate multiple revenue streams. The potential profitability of this business model is unproven, and, to be successful, the Company must, among other things, develop and market solutions that achieve broad market acceptance by its members, Internet advertisers, commerce vendors and Internet users. Under the Company's model, the Company is substantially dependent upon its member-generated content, the grass-roots promotional efforts of its members, the acceptance by its members of advertising and other promotional programs of third parties and the Company, including the Company's recently introduced watermark on Homesteads, and the voluntary involvement of its Community Leaders and Liaisons to attract Web users to its site and to reduce the demands on Company personnel. This model has existed for only a limited period of time, and, as a result, is relatively unproven. There can be no assurance that the Company's member-generated content or the promotional efforts of its members will continue to attract users to the Company's Web site. There can also be no assurance that the Company's Community Leaders and Liaisons will continue to devote their time voluntarily to improving the community, or, given the fact that the Company provides free disk space to its Homesteaders and the Company supports the involvement of its Community Leaders and Liaisons, that third parties will not attempt to hold the Company responsible for such content and/or any actions or omissions of such Community Leaders and Liaisons. There also can be no assurance that the Company's business, results of operations and financial condition would not be materially and adversely affected if a substantial number of Homesteaders became dissatisfied with the Company's services or its focus on the commercialization of those services. Moreover, there can be no assurance that community on the Internet or the Company's services and brand will achieve broad market acceptance. Accordingly, no assurance can be given that the Company's business model will be successful or that it can sustain revenue growth or generate significant profits.

RELIANCE ON ADVERTISING REVENUES AND UNCERTAIN ADOPTION OF THE WEB AS AN ADVERTISING MEDIUM

  The Company has derived a substantial majority of its revenues to date from the sale of advertisements, including banner advertising revenues and advertising revenues from its premier commerce partners. For 1997 and the six months ended June 30, 1998, advertising revenues represented 90.6% and 90.2%, respectively, of the Company's net revenues. The Company's strategy is to continue to emphasize advertising as a method of generating revenues. The Company's current business model is therefore highly dependent on the amount of traffic on the Company's Web site. This type of business model, however, is relatively unproven. The Internet as an advertising medium has not been available for a sufficient period of time to gauge its effectiveness as compared with traditional advertising media. Many of the Company's advertisers have only limited experience with the Web as an advertising medium, have not yet devoted a significant portion of their advertising budgets to Web-based advertising and may not find such advertising to be effective for promoting their products and services relative to traditional print and broadcast media. For 1997, advertising on the Web represented less than 0.5% of overall advertising revenues in the United States according to industry sources. The Company's ability to generate significant advertising revenues will also depend on, among other things, the development of a large base of users of the Company's services possessing demographic characteristics attractive to advertisers and the ability of the Company to develop or acquire effective advertising delivery and measurement systems.

  The adoption of Web-based advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business and exchanging information. Entities that already have invested substantial resources in other methods of conducting business may be reluctant to adopt a new strategy that may limit or compete with their existing efforts. There can be no assurance that the market for Web advertising will continue to emerge or become sustainable. If the market develops more slowly than expected, the Company's business, results of operations and financial condition could be materially and adversely affected. No standards have been widely accepted for the measurement of the effectiveness of Web-based advertising, and there can be no assurance that such standards will develop sufficiently to support the Web as an effective advertising medium. There can be no assurance that advertisers will accept the Company's or other third-party measurements of impressions, which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, there is intense competition in the sale of advertising on the Web resulting in a wide variety of pricing models, rate quotes and advertising services, making it difficult to project future levels of advertising revenues and rates. It is also difficult to predict which pricing models, if any, will achieve broad acceptance among advertisers. The Company has traditionally based its advertising rates on providing advertisers with a guaranteed number of impressions, and any failure of the Company's advertising model to achieve broad market acceptance would have a material adverse effect on the Company's business, results of operations and financial condition.

  The process of managing advertising within a large, high-traffic Web site such as the Company's is an increasingly important and complex task. The Company licenses from IMGIS, Inc. ("IMGIS") its advertising management system (the "AdForce service"). Under the license agreement, IMGIS provides the Company an Internet advertising administration system to facilitate the Company's management of advertising on its Web site. The Adforce service is intended to permit the Company to generate ad tags, schedule advertising to run in the online environments in which the Company places the ad tags and generate reports on such advertising. The IMGIS agreement is for a term of two years and will expire in May 2000, subject to the Company's right to terminate the agreement with or without cause during the 30-day period following May 4, 1999. Additionally, the Company may terminate the agreement for IMGIS' non-performance under the agreement. No assurance can be given that the Company will not elect to terminate the agreement. If it elected to do so, the Company believes that it could replace the Adforce service with other available advertising management systems. However, any such termination and replacement could disrupt the Company's ability to manage its advertising operations for a period of time. In addition, to the extent that the Company encounters system failures or material difficulties in the operation of this system, the Company could be unable to deliver banner advertisements and sponsorships through its Web site. Any extended failure of, or material difficulties encountered in connection with, the Company's advertising management system may expose the Company to "make good" obligations with its advertisers, which, by displacing saleable advertising inventory, among other consequences, would reduce revenues and have a material adverse effect on the Company's business, results of operations and financial condition.

  There can be no assurance that current advertisers will continue to purchase advertising space and services from the Company at current levels or at all, or that impressions sufficient to generate revenues will be achieved, or that the Company will be able to successfully attract additional advertisers. Furthermore, with the rapid growth of available advertising inventory on the Internet and the intense competition among sellers of advertising space, it is difficult to project pricing models that will be adopted by the industry or individual companies. The Company's ability to generate significant advertising revenues will depend, in part, on the ability of the Company to leverage additional platforms within its community for new advertising programs without diluting the perceived value of its existing programs. Moreover, "filter" software programs that limit or remove advertising from a Web user's desktop are available; widespread adoption or increased use of such software by users could have a material adverse effect upon the viability of advertising on the Web and on the Company's business, results of operations and financial condition. There can be no assurance that the Company will be successful in generating significant future advertising revenues or other source of revenues, and any failure to do so would have a material adverse effect on the Company's business, results of operations and financial condition.

MANAGEMENT OF GROWTH AND RELATIONSHIPS; BRIEF TENURE OF MANAGEMENT; DEPENDENCE ON KEY PERSONNEL

  The Company has experienced and may continue to experience rapid growth, which has placed, and could continue to place, a significant strain on the Company's managerial, financial and operational resources. The Company is required to manage multiple relationships with various strategic partners, technology licensors, members, advertisers and other third parties. These requirements will be exacerbated in the event of further growth of the Company or in the number of third party relationships, and there can be no assurance that the Company's systems, procedures or controls will be adequate to support the Company's operations or that Company management will be able to manage any growth effectively. To effectively manage its potential growth, the Company must continue to implement and improve its operational, financial and management information systems and to expand, train and manage its employee base. As of June 30, 1998, the Company had grown to 152 full-time employees from 63 on June 30, 1997, and the Company anticipates that the number of its employees will increase significantly in the next 12 months. The Company has recently hired a substantial number of its existing executive officers to establish a management infrastructure to manage the potential growth of its business, including its Chief Executive Officer (May 1998), Chief Financial and Chief Operating Officer (November 1997), Vice President, Advertising Sales (September 1997), Vice President, Marketing (May 1998), Vice President, Business Development (May 1998) and Vice President, Human Resources (June 1998). In certain cases, these executives replaced existing executive officers, but in all other cases were added to fill newly-created positions in response to the Company's expanding operations. These individuals have not previously worked together and are in the process of integrating as a management team, and there can be no assurance that they will be able to work together effectively or successfully manage any growth experienced by the Company. Certain of the Company's new executives lack experience in an Internet industry environment and, accordingly, there can be no assurance that they will quickly adapt to the Internet marketplace. In addition, the majority of the Company's sales personnel have recently joined the Company, and there can be no assurance that they will be successful in increasing the Company's level of sales.

  The Company's performance is substantially dependent on the performance of its executive officers and other key employees. The Company does not currently have "key person" life insurance policies on any of its employees, other than on David Bohnett, the Company's Chairman and founder. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the business, results of operations and financial condition of the Company. Competition for senior management, experienced media sales and marketing personnel, qualified Web engineers and other employees is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The Company has experienced difficulty from time to time in hiring and retaining the personnel necessary to support the growth of its business, and there can be no assurance that the Company will not experience similar difficulty in the future. The failure of the Company to successfully manage its personnel requirements would have a material adverse effect on the Company's business, results of operations and financial condition.

INTENSE COMPETITION

  The market for members, visitors and Internet advertising is new and rapidly evolving, and competition for members, visitors and advertisers is intense and is expected to increase significantly in the future. Barriers to entry are relatively insubstantial. The Company believes that the principal competitive factors for companies seeking to create community on the Internet are critical mass, functionality, brand recognition, member affinity and loyalty, broad demographic focus and open access for visitors. Other companies who are primarily focused on creating Web-based community on the Internet are Tripod, Inc., a subsidiary of Lycos, Inc. ("Tripod/Lycos"), Angelfire Communications ("Angelfire"), Xoom, Inc. ("Xoom") and theglobe.com ("theglobe"). The Company will likely also face competition in the future from Web directories, search engines, shareware archives, content sites, commercial online service providers ("OSPs"), sites maintained by Internet service providers ("ISPs") and other entities that attempt to or establish communities on the Internet by developing their own community or acquiring one of the Company's competitors. In addition, the Company could face competition in the future from traditional media companies, a number of which, including Disney, CBS and NBC, have recently made significant acquisitions of or investments in Internet companies. Further, there can be no assurance that the Company's competitors and potential competitors will not develop communities that are equal or superior to those of the Company or that achieve greater market acceptance than the Company's community. The Company also competes for visitors with many

Internet content providers and ISPs, including Web directories, search engines, shareware archives, content sites, commercial online services and sites maintained by Internet service providers, as well as thousands of Internet sites operated by individuals and government and educational institutions. These competitors include free information, search and content sites or services, such as America Online, Inc. ("AOL"), CNET, Inc. ("CNET"), CNN/Time Warner, Inc. ("CNN/Time Warner"), Excite, Inc. ("Excite"), Infoseek Corporation ("Infoseek"), Lycos, Inc. ("Lycos"), Netscape Communications Corporation ("Netscape"), Microsoft Corporation ("Microsoft") and Yahoo! Inc. ("Yahoo!") some of whom, such as Yahoo! and Lycos, may also have relationships with GeoCities. The Company also competes with the foregoing companies, as well as traditional forms of media such as newspapers, magazines, radio and television, for advertisers and advertising revenues. The Company believes that the principal competitive factors in attracting advertisers include the amount of traffic on its Web site, brand recognition, customer service, the demographics of the Company's members and viewers, the Company's ability to offer targeted audiences and the overall cost-effectiveness of the advertising medium offered by the Company. The Company believes that the number of Internet companies relying on Web-based advertising revenue will increase substantially in the future. Accordingly, the Company will likely face increased competition, resulting in increased pricing pressures on its advertising rates which could in turn have a material adverse effect on the Company's business, results of operations and financial condition.

  Many of the Company's existing and potential competitors, including Web directories and search engines and large traditional media companies, have longer operating histories in the Web market, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than the Company. Such competitors are able to undertake more extensive marketing campaigns for their brands and services, adopt more aggressive advertising pricing policies and make more attractive offers to potential employees, distribution partners, commerce companies, advertisers and third-party content providers. There can be no assurance that Internet content providers and ISPs, including Web directories, search engines, shareware archives, sites that offer professional editorial content, commercial online services and sites maintained by ISPs will not be perceived by advertisers as having more desirable Web sites for placement of advertisements. In addition, substantially all of the Company's current advertising customers and strategic partners also have established collaborative relationships with certain of the Company's competitors or potential competitors, and other high-traffic Web sites. Accordingly, there can be no assurance that the Company will be able to grow its membership base, traffic levels and advertiser customer base at historical levels or retain its current members, traffic levels or advertiser customers, or that competitors will not experience greater growth in traffic than the Company as a result of such relationships which could have the effect of making their Web sites more attractive to advertisers, or that the Company's strategic partners will not sever or will elect not to renew their agreements with the Company. There can also be no assurance that the Company will be able to compete successfully against its current or future competitors or that competition will not have a material adverse effect on the Company's business, results of operations and financial condition.

RISK OF CAPACITY CONSTRAINTS; SYSTEM FAILURES; TECHNOLOGICAL RISKS

  The performance of the Company's server and networking hardware and software infrastructure is critical to the Company's business and reputation and its ability to attract Web users, advertisers, new members and commerce partners to the Company's Web site. Any system failure that causes an interruption in service or a decrease in responsiveness of the Company's Web site could result in less traffic on the Company's Web site and, if sustained or repeated, could impair the Company's reputation and the attractiveness of its brand name. The Company maintains redundant systems for all critical operational areas. If necessary, connectivity through a failed router or switch can be restored via one of the hot standby systems maintained on site. Moreover, the Company maintains redundant application servers and databases to ensure full functionality in the event of a system failure. Disk storage is configured to survive multiple drive failures without risk of data loss. To ensure backup and restoration of all production data, the Company's system is comprised of several dedicated servers and tape libraries with the capacity to backup the Web site every 24 hours. Backup media is rotated into offsite archives to ensure data integrity should catastrophic events occur on site.


  The Company entered into a one-year Web-hosting agreement with Exodus Communications, Inc. ("Exodus") in November 1997. This agreement is automatically renewed for subsequent one-year terms unless either party provides notice at least 90 days prior to the expiration of any term. Pursuant to the agreement, Exodus provides and manages power and environmentals for the Company's networking and server equipment. Exodus also provides site connectivity to the Internet via multiple DS-3 and OC-3 links on a 24 hour-a-day, seven days per week basis. In the event that the Company's Internet connectivity is interrupted due to reasons within Exodus' reasonable control, Exodus must in general provide the Company with additional access at no charge. Under the terms of the agreement, Exodus does not, however, guarantee that the Company's Internet access will be uninterrupted, error-free or completely secure. Any disruption in the Internet access provided by Exodus or any failure of the Company's server and networking systems to handle current or higher volumes of traffic could have a material adverse effect on the Company's business, results of operations and financial condition. An increase in the use of the Company's Web site could strain the capacity of its systems, which could lead to slower response time or system failures. Slowdowns or system failures adversely affect the speed and responsiveness of the Company's Web site and would diminish the experience for the Company's members and visitors and reduce the number of impressions received by advertisers, and, thus, could reduce the Company's advertising and commerce revenues. The ability of the Company to provide effective Internet connections or of its systems to manage substantially larger numbers of customers at higher transmission speed is as yet unknown, and, as a result, the Company faces risks related to its ability to scale up to its expected customer levels while maintaining superior performance. If GeoCities' usage of bandwidth increases, GeoCities will need to purchase additional servers and networking equipment and rely more heavily on its equipment and on Exodus and its services to maintain adequate data transmission speeds, the availability of which may be limited or the cost of which may be significant.

  The successful delivery of the Company's services is also dependent in substantial part upon the ability of Exodus and the Company to protect GeoCities' servers and network infrastructure against damage from human error, fire, flood, power loss, telecommunications failure, sabotage, intentional acts of vandalism and similar events. In addition, substantially all of the Company's servers and network infrastructure are located in Northern California, an area susceptible to earthquakes, which also could cause system outages or failures if one should occur. Despite precautions taken by and planned to be taken by the Company and Exodus, the occurrence of other natural disasters or other unanticipated problems at their respective facilities could result in interruption in the services provided by the Company or significant damage to GeoCities' equipment. Despite the implementation of network security measures by the Company, its servers are vulnerable to computer viruses, break-ins, and similar disruptions from unauthorized tampering. The occurrence of any of these events could result in interruptions, delays or cessations in service, which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company's reputation and the GeoCities brand could be materially and adversely affected.

  The market in which the Company competes is characterized by rapidly changing technology, evolving industry standards, frequent new product and service announcements and enhancements and changing customer demands. Accordingly, the Company's success will depend on its ability to adapt to rapidly changing technologies and industry standards, and its ability to continually improve the speed, performance, features, ease of use and reliability of its server and networking system in response to both evolving demands of the marketplace and competitive service and product offerings. Any failure to rapidly adapt in a changing environment would have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company continually strives to incorporate new technology into its Web site for the benefit of its members, visitors and advertising and commerce partners. Introducing new technology into the Company's systems involves numerous technical challenges, substantial amounts of personnel resources and often times takes many months to complete. There can be no assurance that the Company will be successful at integrating such technology into its Web site on a timely basis or without degrading the responsiveness and speed of its Web site or that, once integrated, such technology will function as expected.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

 GENERAL

  The Company is not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, a number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governmental organizations, and it is possible that a number of laws or regulations may be adopted with respect to the Internet relating to such issues as user privacy, user screening to prevent inappropriate uses of the Internet by, for example, minors or convicted criminals, taxation, infringement, pricing, content regulation, quality of products and services and intellectual property ownership and infringement. The adoption of any such laws or regulations may decrease the growth in the use of the Internet, which could in turn decrease the demand for the Company's community, increase the Company's cost of doing business, or otherwise have a material adverse effect on the Company's business, results of operations and financial condition. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, copyright, trademark, trade secret, obscenity, libel and personal privacy is uncertain and developing. Any new legislation or regulation, or application or interpretation of existing laws, could have a material adverse effect on the Company's business, results of operations and financial condition. For example, although it was held unconstitutional, the Telecommunications Act of 1996 prohibited the transmission over the Internet of certain types of information and content. Other nations, including Germany and China, have taken actions to restrict the free flow of material on the Web deemed to be objectionable. In addition, although substantial portions of the Communications Decency Act (the "CDA") were held to be unconstitutional, there can be no assurance that similar legislation will not be enacted in the future, and it is possible that such legislation could expose the Company to substantial liability. Legislation like the CDA could also dampen the growth in use of the Web generally and decrease the acceptance of the Web as a communications and commercial medium, and could, thereby, have a material adverse effect on the Company's business, results of operations and financial condition. It is also possible that the Company's use of "cookies" to track demographic information and user preferences and to target advertising may become subject to laws limiting or prohibiting their use. A "cookie" is a bit of information keyed to a specific server, file pathway or directory location that is stored on a user's hard drive, possibly without the user's knowledge. A user is generally able to remove cookies. Germany, for example, has imposed laws limiting the use of cookies, and a number of Internet commentators, advocates and governmental bodies in the United States and other countries have urged the passage of laws limiting or abolishing the use of cookies. Limitations on or elimination of the Company's use of cookies could limit the effectiveness of the Company's targeting of advertisements, which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, a number of legislative proposals have been made at the federal, state and local level that would impose additional taxes on the sale of goods and services over the Internet and certain states have taken measures to tax Internet-related activities. Currently, Congress is considering a number of versions of legislation which would place a moratorium of a number of years on any new taxation of Internet commerce. There can be no assurance that any such legislation will be adopted by Congress. Moreover, it is likely that, once such moratorium is lifted, some type of federal and/or state taxes will be imposed upon Internet commerce, and there can be no assurance that such legislation or other attempts at regulating commerce over the Internet will not substantially impair the growth of commerce on the Internet and, as a result, adversely affect the Company's opportunity to derive financial benefit from such activities. In addition to the foregoing areas of recent legislative activities, several telecommunications carriers are currently seeking to have telecommunications over the Web regulated by the Federal Communications Commission (the "FCC") in the same manner as other telecommunications services. For example, America's Carriers Telecommunications Association has filed a petition with the FCC for this purpose. In addition, because the growing popularity and use of the Web have burdened the existing telecommunications infrastructure and many areas with high Web use have begun to experience interruptions in phone service, local telephone carriers have petitioned the FCC to regulate ISPs and OSPs in a manner similar to long-distance telephone carriers and to impose access fees on the ISPs and OSPs. If either of these petitions is granted, or the relief sought therein is otherwise granted, the costs of communicating on the Web could increase substantially, potentially slowing growth in use of the Web, which could in turn decrease demand for the Company's services or increase the Company's cost of doing business.

  Due to the global nature of the Web, it is possible that, although transmissions by the Company over the Internet originate primarily in the State of California, the governments of other states and foreign countries might attempt to regulate the Company's transmissions or prosecute the Company for violations of their laws. There can be no assurance that violations of local laws will not be alleged or charged by state or foreign governments, that the Company might not unintentionally violate such laws or that such laws will not be modified, or new laws enacted, in the future. Any of the foregoing developments could have a material adverse effect on the Company's business, results of operations and financial condition.

  In addition, as the Company's services are available over the Internet in multiple states and foreign countries, such jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in each such state or foreign country. The Company is qualified to do business only in California and New York, and failure by the Company to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject the Company to taxes and penalties and could result in the inability of the Company to enforce contracts in such jurisdictions. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to the Company's business, or the application of existing laws and regulations to the Internet and other online services could have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company's "GeoRewards" affinity program, which entitles Homesteaders to receive GeoPoints and GeoTickets redeemable for merchandise, such as T-shirts, books, music or other merchandise, also exposes the Company to certain additional risks and expenses including, without limitation, those related to compliance with consumer protection laws, loss of customer data, disputes over redemption procedures and rules, product liability, sales taxation and liabilities associated with any failure in the performance by participating merchants.

 FEDERAL TRADE COMMISSION INVESTIGATION

  In September 1997, GeoCities received a letter from the Federal Trade Commission (the "FTC") requesting that GeoCities voluntarily produce certain information regarding GeoCities' collection and use of personal identifying information. GeoCities produced the requested information as well as certain supplemental information in late 1997. In February 1998, the FTC staff sent a draft complaint and draft consent order to GeoCities. At that time, the FTC staff indicated that, if approved by the FTC, an administrative suit would be brought against GeoCities alleging that it had violated Section 5(a) of the Federal Commission Act (the "FTC Act") by engaging in unfair and deceptive practices in connection with the Company's collection and use of personal identifying information obtained from individuals, including children. The FTC staff also offered to settle the matter under the terms contained in the draft consent order.

  After receiving the draft complaint and draft consent order, GeoCities and the FTC staff engaged in settlement discussions. As a result of these discussions, on June 11, 1998, the Company and FTC staff attorneys executed an Agreement Containing Consent Order (the "Proposed Consent Order") which is subject to FTC approval including a period of public comment, to settle the matter. The Proposed Consent Order resolves the FTC's allegations (which are contained in a revised draft complaint to be filed by the FTC with the Proposed Consent Order) that the Company: (i) disclosed to third parties personal identifying information collected in its member application process contrary to what had been represented to consumers by the Company; (ii) implied that there was an affiliation between the Company and a children's club operated by a GeoCities Community Leader such that children provided personal identifying information to the club believing they were disclosing the information to GeoCities and (iii) failed to disclose to consumers (including the parents of children) how the Company would use the personal identifying information it collected from those consumers and children. Under the Proposed Consent Order, GeoCities would be required to: (i) cease and desist from the allegedly deceptive practices in the future and (ii) establish certain procedures to: (a) give adequate notice to consumers regarding GeoCities' information collection and disclosure practices; (b) provide consumers with the ability to have GeoCities delete their personal identifying information from GeoCities' database; (c) more clearly identify its affiliation (or lack thereof) with third parties which may collect information or sponsor activities on GeoCities; and (d) obtain express parental consent prior to collecting and using personal identifying information obtained from children under 13 years of age. By the terms of the Proposed Consent Order, GeoCities would not admit any of the allegations contained in the complaint, nor would it be required to make any monetary payment to the FTC or consumers.

  Although the Proposed Consent Order requires that the Company take specific actions, including those outlined above, GeoCities has been and remains committed to protecting the privacy rights of all consumers (and, in particular children) on the Internet. As part of its ongoing efforts to enhance the protection of the privacy of its members, the Company has consulted and worked with industry self-regulation groups and has implemented or intends to implement programs designed to enhance the protection of the privacy of its members, including children. Such programs include: (i) publishing a comprehensive, multi-screen, privacy statement that is accessible from many places on the Company's Web site, including the GeoCities home page and new member application form; (ii) revamping the new member application form to make the questions clearer to consumers; (iii) enhancing its training program for Community Leaders; (iv) suspending certain e-mail marketing programs of an affiliate and confirming that the affiliate had never sent e-mails to individuals based on the representation included in the application form; (v) altering its rules to expressly forbid third parties from collecting information in connection with promotions for any purpose other than to fulfill the promotion; (vi) instructing companies that received information from the Company regarding children under 13 to cease use of such information;
(vii) making changes to the content that appears on the Company's Web site, such as warnings to children not to give out personal information, and removing inappropriate advertising and promotions from GeoCities' children and family-oriented "EnchantedForest" neighborhood and (viii) requiring that individuals under 13 involve their parents in the process of applying for a free membership in GeoCities. To confirm the adequacy of its disclosure practices in the area of information collection and use, the Company submitted its privacy statement to TRUSTe, an industry self-regulation group. TRUSTe has certified such statement as an accurate representation to consumers of GeoCities' information collection practices.

  The Proposed Consent Order has been approved by the Director of Consumer Protection for the FTC, but remains subject to preliminary and final approval by the FTC after a period of public comment. There can be no assurance that the Proposed Consent Offer ultimately will be approved by the FTC. If the Proposed Consent Order is not approved by the FTC and the FTC ultimately decides to file suit, the Company intends to vigorously defend itself against the FTC's allegations. If the FTC files suit, there can be no assurance that the FTC will not make additional allegations against the Company or seek more extensive relief than the relief sought by the Proposed Consent Order, or that any subsequent settlement, or other relief ultimately obtained by the FTC will not exceed the relief contained in the Proposed Consent Order. If more extensive relief is obtained by the FTC, there can be no assurance that it will not have a material adverse effect on the Company's business, results of operations or financial condition.

 LIABILITY FOR INFORMATION RETRIEVED FROM THE WEB

  Because materials may be downloaded by members and other users of the Company's Web site and subsequently distributed to others, there is a potential that claims will be made against the Company for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature, content, publication and distribution of such materials. Such claims have been brought, and sometimes successfully pressed, against OSPs for example in the past. The Company has received inquiries on a regular basis from third parties regarding such matters, all of which have been resolved to date without any payments or other material adverse effect on the Company. In addition, the increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could impact the overall growth of Internet use. The Company could also be exposed to liability with respect to the offering of third-party content that may be accessible through the Company's Web site, or through content and materials that may be posted by members on their personal Web sites or chat rooms, or bulletin boards offered by the Company. Such claims might include, among others, that by directly or indirectly hosting the personal Web sites of third parties, the Company is liable for copyright or trademark infringement or other wrongful actions by such third parties through such Web sites. It is also possible that if any third-party content information provided on the Company's Web site contains errors, third parties could make claims against the Company for losses incurred in reliance on such information. The Company also offers e-mail services, which expose the Company to potential risk, such as liabilities or claims resulting from unsolicited e-mail (spamming), lost or misdirected messages, illegal or fraudulent use of e-mail or interruptions or delays in e-mail service. Even to the extent that such claims do not result in liability to the Company, the Company could incur significant costs in investigating and defending against such claims. The imposition on the Company of potential liability for information carried on or disseminated through its systems could require the Company to implement measures to reduce its exposure to such liability, which may require the expenditure of substantial resources and limit the attractiveness of the Company's services to members and users. The Company also enters into agreements with commerce partners and sponsors under which the Company is in general entitled to receive a share of any revenue from the purchase of goods and services through direct links from the Company's Web site. Such arrangements may expose the Company to additional legal risks and uncertainties, including potential liabilities to consumers of such products and services by virtue of the Company's involvement in providing access to such products or services, even if the Company does not itself provide such products or services. While the Company's agreements with these parties often provide that the Company will be indemnified against such liabilities, there can be no assurance that such indemnification, if available, will be adequate. Although the Company carries general liability insurance, the Company's insurance may not cover all potential claims to which it is exposed or may not be adequate to indemnify the Company for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could impact the overall growth of Internet use.

RISKS ASSOCIATED WITH BRAND DEVELOPMENT

  The Company believes that establishing and maintaining the GeoCities brand is a critical aspect of its efforts to attract and expand its member base, Web traffic and advertising and commerce relationships, and that the importance of brand recognition will increase due to the growing number of Internet sites and the low barriers to entry. In order to attract and retain members, Internet users, advertisers and commerce partners, and to promote and maintain the GeoCities brand in response to competitive pressures, the Company intends to increase substantially its financial commitment to creating and maintaining distinct brand loyalty among these groups, including through traditional media advertising campaigns in print, radio, billboards and television. Promotion and enhancement of the GeoCities brand will also depend, in part, on the Company's success in providing a high-quality community experience, which success cannot be ensured. If the Company does not generate a corresponding increase in revenue as a result of its branding efforts or otherwise fails to promote its brand successfully, or if the Company incurs excessive expenses in an attempt to promote and maintain its brand, the Company's business, results of operations and financial condition, will be materially and adversely affected. If members, visitors to the GeoCities Web site, advertisers or businesses do not perceive the Company's existing services to be of high quality, or if the Company introduces new services or enters into new business ventures that are not favorably received by such parties, the value of the Company's brand could be diluted, thereby decreasing the attractiveness of its Web site to such parties.

SECURITY RISKS

  The Company has experienced attempts by experienced programmers or "hackers" to penetrate the Company's network security, some of which have succeeded, and expects these attempts to continue to occur from time to time. To date, none of this activity has had a material adverse effect on the Company's business, results of operations or financial condition. A party who is able to penetrate the Company's network security could misappropriate proprietary information or cause interruptions in the Company's Web site. In addition, in offering certain payment services through its GeoShops program, the Company could become increasingly reliant on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as customer credit card numbers. Advances in computer capabilities, discoveries in the field of cryptography and other discoveries, events, or developments could lead to a compromise or breach of the algorithms that the Company's licensed encryption and authentication technology uses to protect such confidential information. If such a compromise or breach of the Company's licensed encryption authentication technology occurs, it could have a material adverse effect on the Company's business, results of operations and financial condition. The Company may be required to expend significant capital and resources to protect against the threat of such security, encryption and authentication technology breaches or to alleviate problems caused by such breaches. Concerns over the security of Internet transactions and the privacy of users may also inhibit the growth of the Internet generally, particularly as a means of conducting commercial transactions. Security breaches or the inadvertent transmission of computer viruses could expose the Company to a risk of loss or litigation and possible liability. There can be no assurance that contractual provisions attempting to limit the Company's liability in such areas will be successful or enforceable, or that other parties will accept such contractual provisions as part of the Company's agreements which could have a material adverse effect on the Company's business, results of operations and financial condition.

RELIANCE ON INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

  The Company regards its technology as proprietary and attempts to protect it by relying on trademark, service mark, copyright and trade secret laws and restrictions on disclosure and transferring title and other methods. The Company currently has no patents or patents pending and does not anticipate that patents will become a significant part of the Company's intellectual property in the foreseeable future. The Company also generally enters into confidentiality or license agreements with its employees and consultants, and generally controls access to and distribution of its documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's proprietary information without authorization or to develop similar technology independently. The Company pursues the registration of its service marks in the United States and internationally, and has applied for and obtained the registration in the United States for a number of its service marks, including "GeoCities". Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which the Company's services are distributed or made available through the Internet, and policing unauthorized use of the Company's proprietary information is difficult.

  Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related businesses are uncertain and still evolving, and no assurance can be given as to the future viability or value of any proprietary rights of the Company or other companies within this market. There can be no assurance that the steps taken by the Company will prevent misappropriation or infringement of its proprietary information. Any such infringement or misappropriation, should it occur, could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention and could have a material adverse effect on the Company's business, results of operations and financial condition. Furthermore, there can be no assurance that the Company's business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against the Company. From time to time, the Company has been, and expects to continue to be, subject to claims in the ordinary course of its business including claims of alleged infringement of the trademarks, service marks and other intellectual property rights of third parties by the Company and the content generated by its members. Although such claims have not resulted in any significant litigation or had a material adverse effect on the Company's business to date, such claims and any resultant litigation, should it occur, might subject the Company to significant liability for damages and might result in invalidation of the Company's proprietary rights and even if not meritorious, could be time consuming and expensive to defend and could result in the diversion of management time and attention, any of which might have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company currently licenses from third parties certain technologies incorporated into the Company's Web site. As the Company continues to introduce new services that incorporate new technologies, it may be required to license additional technology from others. There can be no assurance that these third-party technology licenses will continue to be available to the Company on commercially reasonable terms, if at all. The inability of the Company to obtain any of these technology licenses could result in delays or reductions in the introduction of new services or could adversely affect the performance of its existing services until equivalent technology could be identified, licensed and integrated. See "Business--Intellectual Property and Proprietary Rights".

DEPENDENCE ON CONTINUED GROWTH IN THE USE OF THE INTERNET; DEPENDENCE ON WEB INFRASTRUCTURE

  The Company's future success is substantially dependent upon continued growth in the use of the Internet and the Web in order to support the sale of advertising on the Company's Web site and in the acceptance and volume of commerce transactions on the Internet. There can be no assurance that the number of Internet users will continue to grow or that commerce over the Internet will become more widespread. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced services are subject to a high level of uncertainty. The Internet may not prove to be a viable commercial marketplace for a number of reasons, including lack of acceptable security technologies, lack of access and ease of use, congestion of traffic, inconsistent quality of service and lack of availability of cost-effective, high-speed service, potentially inadequate development of the necessary infrastructure, excessive governmental regulation, uncertainty regarding intellectual property ownership or timely development and commercialization of performance improvements, including high-speed modems.

  The success of the GeoCities Web site will depend in large part upon the continued development of a Web infrastructure, such as a reliable network backbone with the necessary speed, data capacity and security, and timely development of complementary products such as high speed modems for providing reliable Web access and services. Because global commerce and online exchange of information on the Web and other similar open wide area networks are new and evolving, it is difficult to predict with any assurance whether the Web will support increasing use or will prove to be a viable commercial marketplace. The Web has experienced, and is expected to continue to experience, significant growth in the number of users and the amount of content. To the extent that the Web continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users, there can be no assurance that the Web infrastructure will continue to be able to support the demands placed on it by this continued growth or that the performance or reliability of the Web will not be adversely affected by this continued growth. In addition, the Web could lose its viability or effectiveness due to delays and the development or adoption of new standards and protocols to handle increased levels of activities or due to increased government regulation. There can be no assurance that the infrastructure or complementary products or services necessary to make the Web a viable commercial marketplace will be developed, or, if they are developed, that the Web will achieve broad acceptance. If the necessary infrastructure standards, protocols or complementary products, services or facilities are not developed, or if the Web does not become a viable commercial marketplace, the Company's business, results of operations and financial condition will be materially and adversely affected. Even if such infrastructure, standards or protocols or complementary products, services or facilities are developed and the Web becomes a viable commercial marketplace, there can be no assurance that the Company will not be required to incur substantial expenditures in order to adapt its services to changing Web technologies, which could have a material adverse effect on the Company's business, results of operations and financial condition.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS AND EXPANSION

  A part of the Company's strategy is to develop the GeoCities community model in international markets. There can be no assurance that the Internet, the Web or the Company's community model will become widely accepted in any international markets. The Company has developed and operates with SOFTBANK Corporation of Japan ("SOFTBANK"), GeoCities Japan Corporation ("GeoCities Japan"), a joint venture that is 40% owned by GeoCities. The Company has not generated a material amount of revenue from its ownership interest in GeoCities Japan to date. The Company has only limited experience in developing this localized version of its community model and will be relying heavily on the efforts and abilities of SOFTBANK in such venture. In addition, the Company expects that the success of any additional foreign operations it initiates in the future will also be substantially dependent upon local partners. If revenues from international ventures are not adequate to cover the investments in such activities, the Company's business, results of operations and financial condition could be materially and adversely affected. The Company may experience difficulty in managing international operations as a result of difficulty in locating an effective foreign partner, competition, technical problems, distance and language and cultural differences, and there can be no assurance that the Company or its international partners will be able to successfully market and operate the Company's community model in foreign markets. The Company also believes that in light of substantial anticipated competition, it will be necessary to move quickly into international markets in order to effectively obtain market share, and there can be no assurance that the Company will be able to do so. There are certain risks inherent in doing business on an international level, such as unexpected changes in regulatory requirements, trade barriers, difficulties in staffing and managing foreign operations, fluctuations in currency exchange rates, longer payment cycles in general, problems in collecting accounts receivable, difficulty in enforcing contracts, political and economic instability, seasonal reductions in business activity in certain other parts of the world and potentially adverse tax consequences. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's future international operations and, consequently, on the Company's business, results of operations and financial condition.

CONTROL BY DIRECTORS, EXECUTIVE OFFICERS, CMG@VENTURES AND SOFTBANK

  Upon completion of the offering, CMG@Ventures and SOFTBANK, and their respective affiliates, will, in the aggregate, beneficially own approximately 62.8% of the outstanding Common Stock. In addition, upon completion of the offering, the directors, executive officers and principal stockholders of the Company and their respective affiliates will, in the aggregate, beneficially own approximately 73.2% of the outstanding Common Stock. As a result, these stockholders will possess significant influence over the Company, giving them the ability, among other things, to elect a majority of the Company's Board of Directors and approve significant corporate transactions. Such share ownership and control may also have the effect of delaying or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company which could have a material adverse effect on the market price of the Company's Common Stock.

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FINANCING

  The Company currently anticipates that the net proceeds of the offering, together with its existing line of credit and available funds will be sufficient to meet its anticipated needs for working capital and capital expenditures for at least the next 12 months. The Company may need to raise additional funds in the future in order to fund more aggressive brand promotions and more rapid expansion, to develop newer or enhanced services, to respond to competitive pressures or to acquire complementary businesses, technologies or services. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the rights of the Company's Common Stock. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or not available on acceptable terms, the Company may not be able to fund its expansion, promote its brand names as the Company desires, take advantage of unanticipated acquisition opportunities, develop or enhance services or respond to competitive pressures. Any such inability could have a material adverse effect on the Company's business, results of operations and financial condition.

RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS

  As part of its business strategy, the Company expects to review acquisition prospects that would complement its existing business, augment the distribution of its community or enhance its technological capabilities. Although the Company currently has no agreements with respect to any material acquisitions, the Company may make acquisitions of complementary businesses, products or technologies in the future. However, there can be no assurance that the Company will be able to locate suitable acquisition opportunities. Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, large and immediate write-offs, the incurrence of debt and contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could materially and adversely affect the Company's results of operations. Furthermore, acquisitions entail numerous risks and uncertainties, including difficulties in the assimilation of operations, personnel, technologies, products and the information systems of the acquired companies, diversion of management's attention from other business concerns, risks of entering geographic and business markets in which the Company has no or limited prior experience and potential loss of key employees of acquired organizations. The Company has not made any material acquisitions in the past. No assurance can be given as to the ability of the Company to successfully integrate any businesses, products, technologies or personnel that might be acquired in the future, and the failure of the Company to do so could have a material adverse effect on the Company's business, results of operations and financial condition.

YEAR 2000 COMPLIANCE

  The Company is aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. The "year 2000 problem" is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or fail. The Company is in the process of working with its software vendors to ensure that the software that the Company has licensed from third parties will operate properly in the year 2000 and beyond. In addition, the Company is working with its external suppliers and service providers to ensure that they and their systems will be able to support the Company's needs and, where necessary, interoperate with the Company's server and networking hardware and software infrastructure in preparation for the year 2000. Management does not anticipate that the Company will incur significant operating expenses or be required to invest heavily in computer systems improvements to be year 2000 compliant. However, significant uncertainty exists concerning the potential costs and effects associated with any year 2000 compliance. Any year 2000 compliance problems of either the Company, its customers or vendors could have a material adverse effect on the Company's business, results of operations and financial condition.


PUBLICITY

  In March and April 1998 interviews with the New York Times, certain members of the Company's management either disclosed or confirmed certain prospective financial information regarding the Company. Such information was reported in a July 13, 1998 article in the New York Times regarding the Company. Specifically, the New York Times article included statements from a March interview of the then President and Chief Executive Officer that the Company was hoping to achieve revenues of between $20 million and $25 million in 1998, and from an April interview of the Chief Financial Officer that the Company expected to "break even" in 1999. These statements were made prior to the time the Company began preparing for the offering and were not made in anticipation of the offering. These statements were not intended to be relied upon by potential investors in making an investment decision to purchase the Common Stock offered hereby. The Company disclaims all such statements for purposes of the offering and prospective investors should not rely on such statements or any other information not contained in this Prospectus in making any investment decision to purchase the Common Stock offered hereby. Revenue and profitability forecasts of any company, especially in the rapidly evolving Internet market, are forward-looking statements that involve numerous risks and uncertainties. The Company's actual results could differ materially from those stated in such forward-looking statements as a result of numerous factors, including those set forth in these "Risk Factors" and elsewhere in this Prospectus.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

  Sales of significant amounts of Common Stock in the public market after the offering or the perception that such sales will occur could materially and adversely affect the market price of the Common Stock or the future ability of the Company to raise capital through an offering of its equity securities. Of the 30,661,000 shares of Common Stock to be outstanding upon the closing of the offering (assuming no exercise of the Underwriters' over-allotment option and based on the number of shares outstanding as of June 30, 1998), the 4,750,000 shares offered hereby will be eligible for immediate sale in the public market without restriction, unless the shares are purchased by "affiliates" of the Company within the meaning of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The 15,840 shares of Common Stock to be issued to the Community Leaders and Liaisons under the 1998 Stock Incentive Plan will also be eligible for immediate sale in the public market without restriction, subject to the filing of the Form S-8 registration statement with respect thereto as of the date of this Prospectus. The remaining 25,895,000 shares of Common Stock held by existing stockholders upon the closing of the offering (based on the number of shares of Common Stock outstanding as of June 30, 1998, and giving effect to the Preferred Stock Conversion) will be "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act. The Company's directors and officers, and substantially all of its other stockholders and holders of options to purchase Common Stock, have agreed that they will not sell, directly or indirectly, any Common Stock without the prior consent of Goldman, Sachs & Co. for a period of 180 days from the date of this Prospectus. Subject to the provisions of Rules 144, 144(k) and 701, 25,895,000 shares will be eligible for sale 180 days after the date of this Prospectus upon the expiration of such lock-up agreements. However, one affiliate of the Company who is subject to a lock-up agreement and the volume limitations of Rule 144 will be permitted to sell up to $1.0 million of Common Stock commencing 91 days after the date of this Prospectus. Any shares of Common Stock issued pursuant to the technology purchase agreement will be restricted securities and will also be subject to a 180 day lock-up agreement. In addition, as of June 30, 1998, there were outstanding options to purchase up to 6,531,000 shares of Common Stock which will be eligible for sale in the public market following the offering from time to time subject to becoming exercisable and the expiration of any lock-up agreements applicable thereto. There is also a warrant outstanding to purchase up to 20,304 shares of Common Stock which will be eligible for sale in the public market following the offering, subject to being exercised and the expiration of the 180-day lock-up agreement applicable thereto. In addition, subject to the lock-up agreements, certain stockholders, holding an aggregate of 26,160,128 shares of Common Stock (including shares issuable upon the exercise of certain options to purchase Common Stock), have the right, subject to certain conditions, to include their shares in future registration statements relating to the Company's securities, and certain stockholders holding an aggregate of 22,230,128 shares of Common Stock have the right, subject to certain conditions, to cause the Company to register their shares of Common Stock. In addition, in the event that the Company proposes to register any shares of Common Stock under the Securities Act to the public in a firm commitment underwritten public offering, David Bohnett and John Rezner, as well as any other officer or director designated by the Company's Board of Directors by unanimous vote, shall be entitled to piggyback registration rights if such persons who choose to include their shares in such registration shall continue to serve the Company as an officer or director on the effective date of such registration statement.

  The Company intends to file, as of the date of this Prospectus, Form S-8 registration statements under the Securities Act to register all shares of Common Stock issuable under certain individual stock option agreements and the 1998 Stock Incentive Plan, the shares of Common Stock that will be issued to the Community Leaders and Liaisons thereunder immediately following the execution of the Underwriting Agreement and shares of Common Stock issuable under the Purchase Plan. Such registration statements are expected to become effective immediately upon filing, and shares covered by those registration statements will thereupon be eligible for sale in the public markets, subject to any lock-up agreements applicable thereto and Rule 144 limitations applicable to affiliates. See "Management--Employee Benefit Plans", "Description of Capital Stock--Registration Rights", "Shares Eligible for Future Sale" and "Underwriting".

NO PRIOR PUBLIC MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the offering, there has been no public market for the Common Stock. Accordingly, there can be no assurance that an active trading market for the Common Stock will develop or be sustained following the closing of the offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price, which may bear no relationship to the price at which the Common Stock will trade upon completion of the offering, will be determined by negotiations between the Company and the representatives of the Underwriters based upon factors that may not be indicative of future market performance. See "Underwriting".

  The trading price of the Company's Common Stock could be subject to wide fluctuations in response to variations in the Company's quarterly results of operations, the gain or loss of significant advertisers, changes in earnings estimates by analysts, announcements of technological innovations or new solutions by the Company or its competitors, general conditions in the technology and Internet sectors and in Internet-related industries, other matters discussed elsewhere in this section of the Prospectus and other events or factors, many of which are beyond the Company's control. In addition, the stock market in general and the technology and Internet sectors in particular have recently experienced extreme price and volume fluctuations which have affected the market price for many companies in industries similar or related to that of the Company and which have been unrelated to the operating performance of these companies. These market fluctuations, as well as general economic, political and market conditions, may have a material adverse effect on the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such companies. Such litigation, if instituted, and irrespective of the outcome of such litigation, could result in substantial costs and a diversion of management's attention and resources and have a material adverse effect on the Company's business, results of operations and financial condition.

BROAD DISCRETION IN USE OF PROCEEDS

  The net proceeds of the offering will be added to the Company's working capital. As of the date of this Prospectus, the Company cannot specify with certainty the particular uses for the net proceeds to be received upon completion of the offering. Accordingly, the Company's management will have broad discretion in the application of the net proceeds. The failure of management to apply such funds effectively could have a material adverse effect on the Company's business, results of operations and financial condition. See "Use of Proceeds".

ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER, BYLAWS AND DELAWARE LAW PROVISIONS; POSSIBLE ISSUANCE OF PREFERRED STOCK; PROVISIONS OF 1998 STOCK INCENTIVE PLAN


  Following the closing of the offering, the Company's Board of Directors will have the authority to issue up to 5,000,000 shares of Preferred Stock without any further vote or action by the stockholders, and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of such shares. Since the Preferred Stock could be issued with voting, liquidation, dividend and other rights superior to those of the Common Stock, the rights of the holders of Common Stock would be subject to, and may be adversely affected by, the rights of the holders of any such Preferred Stock. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Further, certain provisions of the Company's Certificate of Incorporation and Bylaws and of Delaware law could have the effect of delaying or preventing a change in control of the Company. In addition, certain provisions of the Company's 1998 Stock Incentive Plan which become operative upon a hostile takeover, such as those involving acceleration of vesting and required cash distributions upon surrender of options, could have the effect of delaying, deferring or preventing a tender offer or takeover attempt that might result in a premium over the market price for the Company's Common Stock. See "Description of Capital Stock--Anti-Takeover Effects of Certain Provisions of Delaware Law and the Company's Certificate of Incorporation and Bylaws" and "Management--Employee Benefit Plans".

BENEFITS OF THE OFFERING TO EXISTING STOCKHOLDERS

  The existing stockholders of the Company will recognize significant benefits from the offering. These benefits include the creation of a public market for the Company's Common Stock which will afford existing stockholders the ability to liquidate their investments, subject, in certain cases, to volume limitations and other limitations and restrictions upon the sale of the Common Stock, including any lock-up agreements applicable thereto. As of June 30, 1998, existing stockholders held 25,895,000 shares of outstanding Common Stock (on an as-converted basis to give effect to the Preferred Stock Conversion) which shares were originally purchased from the Company at prices ranging from $0.01 to $7.43 per share, with an aggregate consideration paid to the Company of approximately $40,672,000. Based on an assumed initial public offering price of $13.00 per share, after the offering (assuming no exercise of the Underwriters' over-allotment option) the aggregate value of the outstanding shares owned by the Company's existing stockholders will be approximately $336,635,000 ($39,525,000 of which is held by current management), reflecting unrealized gains of approximately $295,963,000 over the aggregate consideration paid to the Company for such shares (assuming that such shares continue to be held by the original purchasers thereof). Further, as of June 30, 1998, there were 6,531,000 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $1.97. Such options have an aggregate potential realizable gain of approximately $72,037,000 following the offering, based on an assumed initial public offering price of $13.00 per share. Accordingly, after the offering, existing stockholders and optionholders will have substantial unrealized gains on their shares and options. See "Shares Eligible For Future Sale", "Dilution" and "Principal Stockholders".

DILUTION; ABSENCE OF DIVIDENDS

  Investors purchasing shares of Common Stock in the offering will incur immediate and substantial dilution of $10.47 per share in net tangible book value per share of the Common Stock from the initial public offering price. To the extent outstanding options to purchase Common Stock are exercised, there will be further dilution. In addition, the Company does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy" and "Dilution".

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 4,750,000 shares of Common Stock offered hereby are estimated to be approximately $56,377,000 million ($64,992,000 million if the Underwriters' over-allotment option is exercised in full) after deducting the underwriting discount and estimated offering expenses payable by the Company and assuming an initial public offering price of $13.00 per share. The primary purposes of the offering are to create a public market for the Common Stock, to facilitate the Company's future access to public equity markets and to obtain additional working capital.

  The Company intends to use the net proceeds of the offering for investments in the GeoCities community site, including enhancements to the Company's server and networking infrastructure and the functionality of its Web site, and general corporate purposes, including working capital, expansion of its sales and marketing capabilities and brand-name promotions. As of the date of this Prospectus, the Company cannot specify with certainty the particular uses for the net proceeds to be received upon completion of the offering. Accordingly, the Company's management will have broad discretion in the application of the net proceeds.

  Pending such uses, the net proceeds will be invested in interest-bearing investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States.

                                DIVIDEND POLICY

  The Company has not declared or paid any cash dividends on its capital stock since inception and does not expect to pay any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, to finance the expansion of its business. The Company's line of credit arrangement prohibits the payment of dividends by the Company without the lender's prior consent.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1998, (i) on an actual basis; (ii) on a pro forma basis to reflect the Preferred Stock Conversion and (iii) the pro forma capitalization as adjusted to reflect the receipt by the Company of the estimated net proceeds from the sale of 4,750,000 shares of Common Stock offered hereby at an assumed initial public offering price of $13.00 per share.

                                                        JUNE 30, 1998
                                                --------------------------------
                                                 ACTUAL   PRO FORMA  AS ADJUSTED
                                                --------  ---------  -----------
                                                        (IN THOUSANDS)
Short-term borrowings.......................... $    301  $    301    $    301
                                                ========  ========    ========
Long-term debt, less current portion........... $    780  $    780    $    780
                                                --------  --------    --------
Mandatory Redeemable Convertible Preferred
 Stock:
  Series A through F, $0.001 par value,
   26,526,000 authorized, actual and pro forma,
   22,230,000 issued and outstanding, actual,
   none issued and outstanding, pro forma and
   as adjusted.................................   37,200       --          --
                                                --------  --------    --------
Stockholders' equity:
  Common Stock, $0.001 par value, 60,000,000
   shares authorized; 3,462,000 shares issued
   and outstanding, actual, 25,895,000 shares
   issued and outstanding, pro forma and
   30,661,000 shares issued and outstanding, as
   adjusted(1).................................      253        26          31
  Preferred Stock, $0.001 par value, 5,000,000
   shares authorized; none issued and
   outstanding, actual, pro forma and as
   adjusted ...................................      --        --          --
Additional paid-in capital.....................   10,577    48,004     104,376
Unearned deferred compensation.................   (7,044)   (7,044)     (7,044)
Accumulated deficit............................  (19,654)  (19,654)    (19,654)
                                                --------  --------    --------
Total stockholders' equity (deficiency)........  (15,868)   21,332      77,709
                                                --------  --------    --------
  Total capitalization......................... $ 22,112  $ 22,112    $ 78,489
                                                ========  ========    ========

--------

(1) Based on the number of shares of Common Stock outstanding as of June 30, 1998. Excludes (i) 6,531,000 shares of Common Stock issuable upon the exercise of outstanding stock options, including options outstanding under the 1998 Stock Incentive Plan, at a weighted average exercise price of $1.97 per share; (ii) 2,671,000 shares of Common Stock reserved for future issuance under the 1998 Stock Incentive Plan (which includes an increase of 2,300,000 shares in the reserve thereunder approved in July 1998);
    (iii) 427,000 shares issuable upon the exercise of stock options granted under the predecessor plan to the 1998 Stock Incentive Plan, at a weighted average exercise price of $10.88 per share; (iv) 300,000 shares of Common Stock reserved for future issuance under the Purchase Plan; (v) 20,304 shares of Common Stock issuable upon the exercise of an outstanding warrant at an exercise price of $4.695 per share and (vi) up to 46,154 shares of Common Stock to be issued pursuant to a technology purchase agreement, assuming an initial public offering price of $13.00 per share. Includes 15,840 shares of Common Stock to be issued to the Community Leaders and Liaisons under the 1998 Stock Incentive Plan. See "Management--Employee Benefit Plans", "Description of Capital Stock" and Notes 2, 6, 8 and 10 of Notes to Financial Statements.

                                   DILUTION

  The pro forma net tangible book value of the Company's Common Stock as of June 30, 1998, was $21.3 million, or $0.82 per share of Common Stock, after giving effect to the Preferred Stock Conversion. Pro forma net tangible book value per share is equal to the amount of the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding as of June 30, 1998. Assuming the sale by the Company of 4,750,000 shares of Common Stock offered hereby at an assumed initial public offering price of $13.00 per share and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of June 30, 1998, would have been $77.7 million, or $2.53 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $1.71 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $10.47 per share to new investors. The following table illustrates this per share dilution:

   Assumed initial public offering price per share...............       $13.00
     Pro forma net tangible book value per share as of June 30,
      1998....................................................... $0.82
     Increase per share attributable to new investors............  1.71
                                                                  -----
   Pro forma net tangible book value per share after the offer-
    ing..........................................................         2.53
                                                                        ------
   Dilution per share to new investors...........................       $10.47
                                                                        ======

  The following table summarizes, on a pro forma basis as of June 30, 1998, the differences in total consideration paid and the average price per share paid to the Company by existing stockholders (including holders of preferred stock) and by new investors with respect to the number of shares of Common Stock purchased from the Company, assuming an initial public offering price of $13.00 per share:

                                SHARES PURCHASED  TOTAL CONSIDERATION   AVERAGE
                               ------------------ --------------------   PRICE
                                 NUMBER   PERCENT    AMOUNT    PERCENT PER SHARE
                               ---------- ------- ------------ ------- ---------
   Existing stockholders...... 25,911,000   84.5% $ 40,672,000   39.7%  $ 1.57
   New investors..............  4,750,000   15.5    61,750,000   60.3    13.00
                               ----------  -----  ------------  -----
     Total.................... 30,661,000  100.0% $102,422,000  100.0%  $ 3.34
                               ==========  =====  ============  =====   ======

  The foregoing computations are based on the number of shares of Common Stock outstanding as of June 30, 1998. These computations exclude (i) 6,531,000 shares of Common Stock issuable upon the exercise of outstanding stock options, including options outstanding under the 1998 Stock Incentive Plan, at a weighted average exercise price of $1.97 per share; (ii) 2,671,000 shares of Common Stock reserved for future issuance under the 1998 Stock Incentive Plan (which includes an increase of 2,300,000 shares in the reserve thereunder approved in July 1998); (iii) 427,000 shares issuable upon the exercise of stock options granted under the predecessor plan to the 1998 Stock Incentive Plan, at a weighted average exercise price of $10.88 per share; (iv) 300,000 shares of Common Stock reserved for future issuance under the Purchase Plan;
(v) 20,304 shares of Common Stock issuable upon the exercise of an outstanding warrant at an exercise price of $4.695 per share and (vi) up to 46,154 shares of Common Stock to be issued pursuant to a technology purchase agreement, assuming an initial public offering price of $13.00 per share. These computations also reflect the inclusion under "Existing Stockholders" of 15,840 shares of Common Stock to be issued to Community Leaders and Liaisons under the 1998 Stock Incentive Plan. See "Capitalization", "Management-- Employee Benefit Plans", "Description of Capital Stock" and Notes 2, 6, 8 and 10 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

  The following selected financial data should be read in conjunction with the Company's Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The statement of operations data for each of the years in the three-year period ended December 31, 1997, and the balance sheet data at December 31, 1996 and 1997, are derived from financial statements of the Company which have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere in this Prospectus. The balance sheet data at December 31, 1995, are derived from audited financial statements of the Company not included herein. The statement of operations data for each of the six-month periods ended June 30, 1997 and 1998, and the balance sheet data at June 30, 1998, are derived from unaudited interim financial statements of the Company included elsewhere in this Prospectus. The unaudited financial statements have been prepared on substantially the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.

                                         YEAR ENDED             SIX MONTHS
                                        DECEMBER 31,          ENDED JUNE 30,
                                   ------------------------  -----------------
                                    1995    1996     1997      1997     1998
                                   ------  -------  -------  --------  -------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues...................... $   46  $   314  $ 4,582  $  1,632  $ 5,542
Cost of revenues..................    103      788    4,634     1,421    3,937
                                   ------  -------  -------  --------  -------
 Gross profit (loss)..............    (57)    (474)     (52)      211    1,605
Operating expenses:
 Sales and marketing..............    117      764    5,045     2,130    5,072
 Product development..............     72      475    1,021       437    1,325
 General and administrative.......    233    1,252    2,901     1,273    2,947
                                   ------  -------  -------  --------  -------
   Total operating expenses.......    422    2,491    8,967     3,840    9,344
                                   ------  -------  -------  --------  -------
Loss from operations..............   (479)  (2,965)  (9,019)   (3,629)  (7,739)
Interest income (expense), net....     (2)     (40)     117        69      487
                                   ------  -------  -------  --------  -------
Loss before provision for income
 taxes............................   (481)  (3,005)  (8,902)   (3,560)  (7,252)
Provision for income taxes........     (1)      (1)      (1)       (1)      (1)
                                   ------  -------  -------  --------  -------
Net loss.......................... $ (482) $(3,006) $(8,903) $ (3,561) $(7,253)
                                   ======  =======  =======  ========  =======
Basic and diluted net loss per
 share............................ $(0.11) $ (1.15) $ (3.40) $  (1.36) $ (2.27)
Weighted average shares
 outstanding used in basic and
 diluted per-share calculation....  4,431    2,617    2,620     2,617    3,194
Pro forma basic and diluted net
 loss per share(1)................                  $  (.36)           $  (.29)
Weighted average shares
 outstanding used in pro forma
 basic and diluted per-share
 calculation(1)...................                   24,850             25,425
                                        DECEMBER 31,
                                   ------------------------
                                    1995    1996     1997     JUNE 30, 1998
                                   ------  -------  -------  -----------------
                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents and
 short-term investments........... $    1  $    33  $ 3,785  $ 20,388
Working capital...................   (135)  (1,642)  26,451    17,706
Total assets......................    105    1,448   32,868    28,260
Debt and capital lease
 obligations, less current
 portion..........................    --       437      834       780
Mandatory redeemable convertible
 preferred stock..................    --     2,063   37,200    37,200
Total stockholders' equity
 (deficiency).....................    (40)  (3,046)  (9,109)  (15,868)

-------
(1) See Note 2 and 10 of Notes to Financial Statements for an explanation of the method used to determine the number of shares used to compute pro forma basic and diluted net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Financial Statements and the related Notes thereto included elsewhere in this Prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

  GeoCities offers the world's largest and one of the fastest growing communities of personal Web sites on the Internet. GeoCities pioneered the first large-scale, Web-based community for Internet users to express themselves, share ideas, interests and expertise, and publish content accessible to other users with common interests. The mainstay of the Company's community are its "Homesteaders," Internet users who create their own personal Web sites or "Homesteads" in themed "neighborhoods" on the GeoCities Web site. These neighborhoods provide a context for Web users to publish content, to share experiences and ideas with other users and to access a centralized and easy-to-navigate destination for user-published content.

  Founded in December 1994 as Beverly Hills Internet, the Company first launched an online community of six neighborhoods in January 1995. From January 1995 through early 1996, the Company's operating activities related primarily to developing software and hardware infrastructure for the Company's Web site, recruiting personnel, raising capital and developing programs to attract Homesteaders. During this period, the Company's revenues were derived from commercial Web site set-up and maintenance operations which were de-emphasized in early 1996. The Company changed its name to GeoCities in early 1996, and, for the remainder of 1996 and through 1997, shifted its focus toward building its Homesteader membership base, broadening the functionality of the Company's Web site, developing a broader range of neighborhoods and, to a lesser extent, selling advertising on its Web site. The Company began focusing on generating advertising revenues in 1996 as a result of the maturing advertising market on the Internet. Moreover, the Company determined that it was generating sufficient traffic to support the efforts of a dedicated advertising sales team. The Company reached one million Homesteads in October 1997 and over 2.1 million Homesteads in July 1998. From the end of 1997 through May 1998, the Company hired substantially all of its senior management team and began to focus more strongly on building its revenue base.


  To date, the Company's revenues have been derived principally from the sale of advertisements. Advertising revenues constituted 90.2% of net revenues for the six months ended June 30, 1998 and 90.6% of net revenues for 1997. The Company sells banner advertisements, event sponsorships and premium site locations within the Company's Web site. The Company also receives advertising revenues from select premier commerce partners in return for preferred banner advertising locations on, and integration into, the Company's Web site. The Company has also recently begun receiving advertising revenues from third-party content providers who pay the Company for displaying their content on the Company's Web site. Currently, the duration of the Company's banner advertising arrangements averages between one to two months. Advertising rates are dependent on whether the impressions are for general rotation throughout the Company's Web site or for targeted audiences and properties within specific areas of the GeoCities site. All advertising revenues are recognized ratably in the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations typically include guarantees of a minimum number of "impressions" or times that an advertisement appears in page views downloaded by users. Payments received from advertisers prior to displaying their advertisements on the site are recorded as deferred revenues and are recognized as revenue ratably when the advertisement is displayed.

  In addition to advertising revenues, the Company derives other revenues primarily from its GeoPlus program, and, to a lesser extent, from its GeoShops program and revenue-sharing arrangements with its premier commerce partners. The Company's GeoPlus program offers premium services for a monthly fee, providing Homesteaders additional disk space and enhanced publishing tools for their Web pages. In March 1998, the Company introduced the GeoShops program, a commerce service that, for a monthly fee, allows Homesteaders to sell products and services on their personal Web sites, and, for an additional fee, provides Homesteaders with transaction authorization and processing capabilities. The Company's agreements with its premier commerce partners generally provide the Company with a share of any sales resulting from direct links from the Company's Web site, subject to certain minimum sales levels. Revenues from the GeoPlus and GeoShops programs are recognized in the month that the service is provided. Revenues from the Company's share of the proceeds from its premier commerce partners' sales are recognized by the Company upon notification from its premier commerce partners of sales attributable to the Company's Web site. To date, revenues from such revenue-sharing arrangements have not been material.

  The Company has incurred significant losses since its inception, and as of June 30, 1998, had an accumulated deficit of approximately $19.7 million. Also, in connection with the grant of certain stock options to employees during 1997 and the six months ended June 30, 1998, the Company recorded unearned deferred compensation of approximately $7.4 million through June 30, 1998, representing the difference between the deemed value of the Company's Common Stock for accounting purposes and the exercise price of such options at the date of grant. Such amount, net of amortization, is presented as a reduction of stockholders' equity and amortized over the vesting period of the applicable options. As a result, the Company currently expects to amortize the following amounts of deferred compensation annually: 1998--$1.1 million; 1999--$1.6 million; 2000--$1.8 million; 2001--$1.8 million; 2002--$766,000;
2003--$265,000 and 2004--$90,000. Amortization of deferred compensation was $290,000 and $24,000 for the six months ended June 30, 1998, and for 1997, respectively.

  The Company and the FTC staff attorneys executed the Proposed Consent Order in June 1998, in connection with the FTC's investigation into certain past business practices of the Company. The Proposed Consent Order has been approved by the Director of Consumer Protection for the FTC, but is subject to final FTC approval after a period of public comment. There can be no assurance that the Proposed Consent Offer ultimately will be approved. Based on the scope of the Proposed Consent Order, the Company does not believe that its compliance with the Order will have a material adverse effect on the Company's business, results of operations or financial condition.

RESULTS OF OPERATIONS

  The following table sets forth the results of operations for the Company expressed as a percentage of net revenues:

                                                               SIX MONTHS
                                       YEAR ENDED                ENDED
                                      DECEMBER 31,              JUNE 30,
                                 --------------------------   ---------------
                                   1995      1996     1997     1997     1998
                                 --------   ------   ------   ------   ------
                                  (AS A PERCENTAGE OF NET REVENUES)
   Net revenues................       100%     100%     100%     100%     100%
   Cost of revenues............       224      251      101       87       71
                                 --------   ------   ------   ------   ------
    Gross profit (loss)........      (124)    (151)      (1)      13       29
   Operating expenses:
    Sales and marketing........       254      243      110      130       92
    Product development........       157      151       22       27       24
    General and
     administrative............       507      399       63       78       53
                                 --------   ------   ------   ------   ------
     Total operating expenses..       918      793      195      235      169
                                 --------   ------   ------   ------   ------
   Loss from operations........    (1,042)    (944)    (196)    (222)    (140)
   Interest income (expense),
    net........................        (4)     (13)       2        4        9
                                 --------   ------   ------   ------   ------
   Loss before provision for
    income taxes...............    (1,046)    (957)    (194)    (218)    (131)
   Provision for income taxes..        (2)     --       --       --       --
                                 --------   ------   ------   ------   ------
   Net loss....................    (1,048)%   (957)%   (194)%   (218)%   (131)%
                                 ========   ======   ======   ======   ======

SIX MONTHS ENDED JUNE 30, 1998 AND 1997

  NET REVENUES

  Net revenues increased 240% to $5.5 million for the six months ended June 30, 1998, from $1.6 million for the six months ended June 30, 1997. The increase in net revenues was due primarily to an increase in the number of advertisers, the addition of the Company's premier commerce partners, the increase in the Company's Web site traffic and, to a lesser extent, expansion in GeoPlus memberships and the addition of third-party content providers which pay the Company for carrying their content within the GeoCities community. Advertising revenues accounted for approximately 90.2% and 92.2% of net revenues for the six months ended June 30, 1998 and 1997, respectively. The Company's four largest customers accounted for approximately 28% and 30% of net revenues in the six months ended June 30, 1998 and 1997, respectively. During these periods, the Company's revenues from its GeoPlus and GeoShops programs and revenue-sharing arrangements with commerce partners were non-existent or individually insignificant as a percentage of net revenues. At June 30, 1998, the Company had deferred revenues of $566,000. The Company anticipates that advertising revenues will continue to account for a substantial share of net revenues for the foreseeable future.

  COST OF REVENUES

  Cost of revenues consists primarily of Internet connection charges, Web site equipment leasing costs, depreciation, salaries of operations personnel and other related operations costs. During the six months ended June 30, 1998 and 1997, cost of revenues related to the Company's premium service programs were individually and collectively insignificant. Cost of revenues increased to $3.9 million or 71% of net revenues for the six months ended June 30, 1998, from $1.4 million or 87% of net revenues for the six months ended June 30, 1997. The absolute dollar increases in cost of revenues were primarily due to building the Company's server and networking infrastructure in response to the growth in number of Homesteads. Cost of revenues decreased as a percentage of net revenues because of the growth in net revenues. The Company anticipates that its Internet connection, Web site equipment and related operating costs will continue to grow in absolute dollars for the foreseeable future.

OPERATING EXPENSES

  SALES AND MARKETING EXPENSES

  Sales and marketing expenses consist primarily of salaries of sales and marketing personnel, commissions, advertising and other marketing related expenses. Sales and marketing expenses also include personnel costs related to editorial content and community management and support. Sales and marketing expenses increased to $5.1 million or 92% of net revenues for the six months ended June 30, 1998, from $2.1 million or 130% of net revenues for the six months ended June 30, 1997. The absolute dollar increase in sales and marketing expenses was primarily due to increases in the number of sales personnel, increased sales commissions and increased expenses associated with promotion and marketing efforts. Sales and marketing expenses as a percentage of net revenues decreased because of the growth in net revenues. The Company expects that sales and marketing expenses will grow significantly in absolute dollars for the foreseeable future as it pursues an aggressive branding strategy and hires additional sales and marketing personnel.

  PRODUCT DEVELOPMENT EXPENSES

  Product development expenses consist primarily of salaries of certain software development and operations personnel and expenditures related to third party software. Product development expenses increased to $1.3 million or 24% of net revenues for the six months ended June 30, 1998, from $437,000 or 27% of net revenues for the six months ended June 30, 1997. The absolute dollar increase in product development expenses was primarily attributable to increased personnel and associated software costs related to enhancing the functionality of the Company's Web site. Product development expenses decreased as a percentage of net revenues because of the growth in net revenues. To date, all product development expenditures have been expensed as incurred. The Company believes that significant investments in product development are required to remain competitive. Therefore, the Company expects that its product development expenses will continue to increase in absolute dollars for the foreseeable future.

  GENERAL AND ADMINISTRATIVE EXPENSES

  General and administrative expenses consist primarily of salaries and related costs for general corporate functions, including finance, accounting, facilities and legal, and fees for professional services. General and administrative expenses increased to $2.9 million or 53% of net revenues for the six months ended June 30, 1998, from $1.3 million or 78% of net revenues for the six months ended June 30, 1997. The absolute dollar increase in general and administrative expenses was primarily due to increases in the number of personnel to support the growth of the Company's business, and increases in recruiting costs related to filling key senior executive positions. General and administrative expenses decreased as a percentage of net revenues because of the growth in net revenues. The Company expects that it will incur additional general and administrative expenses in absolute dollars as the Company hires additional personnel and incurs additional expenses related to the growth of the business and its operations as a public company.

 INTEREST INCOME (EXPENSE), NET

  Interest income (expense), net includes income from the Company's cash and investments and expenses related to the Company's financing obligations. Interest income (expense), net increased to $487,000 for the six months ended June 30, 1998, from $69,000 for the six months ended June 30, 1997. The increase in absolute dollars was primarily due to a higher average investment balance as a result of the receipt of the proceeds of the issuance of shares of the Company's preferred stock in October and December 1997.

YEAR ENDED DECEMBER 31, 1997, 1996 AND 1995

  NET REVENUES

  Net revenues were $4.6 million, $314,000 and $46,000 for the years ended December 31, 1997, 1996 and 1995, respectively. The absolute dollar increases from year to year were due primarily to an increase in the number of advertisers, increase in traffic on the Company's Web site and, to a lesser extent, increase in revenues from expansion of GeoPlus memberships. Advertising revenues accounted for approximately 90.6%, 89.7%, and 0% of net revenues in 1997, 1996 and 1995, respectively. The Company's four largest advertising customers accounted for 29% and 40% of net revenues for the years ended 1997 and 1996, respectively. For the years ended December 31, 1997 and 1996, the Company's other sources of net revenues, which included revenues from premium services, were individually insignificant as a percentage of net revenues. Prior to 1996, the Company's revenues were derived from commercial Web site set-up and maintenance operations which were de-emphasized in early 1996 as the Company transitioned its business model toward building advertising revenues.

  COST OF REVENUES

  Cost of revenues were $4.6 million or 101% of net revenues, $788,000 or 251% of net revenues and $103,000 or 224% of net revenues for the years ended December 31, 1997, 1996 and 1995 respectively. Cost of revenues in 1997 and 1996 related to the Company's premium-service programs were individually insignificant. Cost of revenues in 1995 consisted primarily of salaries of design personnel and Internet connection charges. The absolute dollar increases from year to year in cost of revenues were primarily due to the costs of building the Company's server and networking infrastructure in response to the growth in Homesteader membership. Cost of revenues as a percentage of net revenues has decreased because of the growth in net revenues.

OPERATING EXPENSES

  SALES AND MARKETING EXPENSES

  Sales and marketing expenses were $5.0 million or 110% of net revenues, $764,000 or 243% of net revenues and $117,000 or 254% of net revenues for the years ended December 31, 1997, 1996 and 1995, respectively. The absolute dollar increases from year to year in sales and marketing expenses were primarily due to the addition of a direct sales force which the Company began building in the second half of 1996 and increases in marketing expenses. Sales and marketing expenses as a percentage of net revenues have decreased because of the growth in net revenues.

  PRODUCT DEVELOPMENT EXPENSES

  Product development expenses were $1.0 million or 22% of net revenues, $475,000 or 151% of net revenues and $72,000 or 157% of net revenues for the years ended December 31, 1997, 1996 and 1995, respectively. The absolute dollar increases from year to year in product development expenses were primarily attributable to increases in the number of personnel and related costs to support enhancement to the Company's products. Product development expenses as a percentage of net revenues have decreased because of the growth in net revenues.

  GENERAL AND ADMINISTRATIVE EXPENSES

  General and administrative expenses were $2.9 million or 63% of net revenues, $1.3 million or 399% of net revenues and $233,000 or 507% of net revenues for the years ended December 31, 1997, 1996 and 1995, respectively. The absolute dollar increases from year to year in general and administrative expenses were primarily due to increases in the number of general and administrative personnel, professional services and facility expenses to support the growth of the Company's operations. General and administrative expenses as a percentage of net revenues have decreased because of the growth in net revenues.

  INTEREST INCOME (EXPENSE), NET

  Interest income (expense), net was $117,000 for the year ended December 31, 1997. Interest income (expense), net was ($40,000) and ($2,000) for the years ended December 31, 1996 and 1995, respectively. The increase in interest income (expense), net for the year ended December 31, 1997 was primarily due to a higher average investment balance as a result of preferred stock proceeds from the first quarter and third quarter of 1997.

  INCOME TAXES

  As of December 31, 1997 the Company had approximately $11.3 million and $10.7 million of federal and state net operating loss carryforwards, respectively, for tax reporting purposes available to offset future taxable income. The Company's federal and state net operating loss carryforwards expire beginning 2010 and 2002, respectively. Due to the change in the Company's ownership interests in 1996 and 1997, future utilization of the Company's net operating loss carryforwards will be subject to certain limitations or annual restrictions under the tax laws. See Note 9 of Notes to Financial Statements.

QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth certain statement of operations data and such statement of operations data as a percentage of net revenues for the three months ended June 30, September 30 and December 31, 1997 and March 31 and June 30, 1998. The information for each of these quarters has been prepared on substantially the same basis as the audited financial statements included elsewhere in this Prospectus and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.

                                            THREE MONTHS ENDED
                              ------------------------------------------------
                              JUNE 30,  SEPT. 30, DEC. 31,  MARCH 31, JUNE 30,
                                1997      1997      1997      1998      1998
                              --------  --------- --------  --------- --------
                                              (IN THOUSANDS)
Net revenues................. $ 1,050    $ 1,271  $ 1,679    $ 2,173   $3,369
Cost of revenues.............   1,050      1,382    1,831      1,565    2,372
                              -------    -------  -------    -------  -------
 Gross profit (loss).........     --        (111)    (152)       608      997
Operating expenses:
 Sales and marketing.........   1,409      1,289    1,626      2,118    2,954
 Product development.........     235        264      321        508      817
 General and administrative..     722        649      979      1,083    1,864
                              -------    -------  -------    -------  -------
  Total operating expenses...   2,366      2,202    2,926      3,709    5,635
                              -------    -------  -------    -------  -------
Loss from operations.........  (2,366)    (2,313)  (3,078)    (3,101)  (4,638)
Interest income, net.........      40          5       43        204      283
                              -------    -------  -------    -------  -------
Loss before provision for
 income taxes................  (2,326)    (2,308)  (3,035)    (2,897)  (4,355)
Provision for income taxes...     --         --       --          (1)     --
                              -------    -------  -------    -------  -------
Net loss..................... $(2,326)   $(2,308) $(3,035)   $(2,898) $(4,355)
                              =======    =======  =======    =======  =======

                                              THREE MONTHS ENDED
                                ----------------------------------------------
                                JUNE 30, SEPT. 30, DEC. 31, MARCH 31, JUNE 30,
                                  1997     1997      1997     1998      1998
                                -------- --------- -------- --------- --------
                                      (AS A PERCENTAGE OF NET REVENUES)
Net revenues...................    100%     100%      100%     100%      100%
Cost of revenues...............    100      109       109       72        70
                                  ----     ----      ----     ----      ----
 Gross profit (loss)...........    --        (9)       (9)      28        30
Operating expenses:
 Sales and marketing...........    134      101        97       97        88
 Product development...........     23       21        19       23        24
 General and administrative....     69       51        58       50        55
                                  ----     ----      ----     ----      ----
  Total operating expenses.....    226      173       174      170       167
                                  ----     ----      ----     ----      ----
Loss from operations...........   (226)    (182)     (183)    (142)     (137)
Interest income, net...........      4      --          2        9         8
                                  ----     ----      ----     ----      ----
Loss before provision for
 income taxes..................   (222)    (182)     (181)    (133)     (129)
Provision for income taxes.....    --       --        --       --        --
                                  ----     ----      ----     ----      ----
Net loss.......................   (222)%   (182)%    (181)%   (133)%    (129)%
                                  ====     ====      ====     ====      ====

  The Company's net revenues have increased in all quarters presented as a result of an increase in the number of advertisers, the increase in the Company's Web site traffic and, to a lesser extent, the expansion of the Company's GeoPlus program. The increase in net revenues for the quarter ended June 30, 1998, was due primarily to an increase in the number of advertisers, an increase in revenues from the Company's premier commerce partners and the addition of payments from third-party content providers.

  Cost of revenues has increased in absolute dollars for each quarter presented other than the quarter ended March 31, 1998. The increases in cost of revenues in absolute dollars are the result of expanding the Company's server and networking infrastructure to accommodate the growth in Homesteads and increased traffic to the Company's Web site. The increase in cost of revenues in absolute dollars for the quarter ended December 31, 1997 resulted from the decision to change the Company's Internet service provider which resulted in increased expenses during the transition period. The increase in cost of revenues in absolute dollars for the quarter ended June 30, 1998, was due to expansion of the Company's infrastructure to accommodate the increase in the Company's Web site traffic and Homesteads and the costs associated with increasing disk space available to Homesteads. The decrease in cost of revenues as a percentage of net revenues for the quarter ended March 31 and June 30, 1998, is a result of the growth in the Company's net revenues.

  Operating expenses have increased in each of the quarters presented reflecting the growth of the Company's operations. In addition, the increase in sales and marketing expenses for the quarter ended June 30, 1998, was due primarily to the addition of sales and marketing personnel, increased commissions associated with higher sales and expenses related to increased editorial content and community management and support. The increase in general and administrative expenses for the quarter ended June 30, 1998, primarily was due primarily to the expansion of the Company's corporate infrastructure and legal expenses related to the FTC Proposed Consent Order. Operating expenses as a percentage of net revenues have decreased as a result of the growth in net revenues.

  The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company's control. These factors include demand for Web-based advertising, advertisers' market acceptance of the Web as an advertising medium, the level of traffic on the GeoCities Web site, the advertising budgeting cycles of advertisers, the amount and timing of capital expenditures and other costs relating to the expansion of the Company's operations, the introduction of new or enhanced services by the Company or its competitors, the timing and number of new hires, pricing changes for Web-based advertising as a result of competition or otherwise, the loss of a key advertising contract or relationship by the Company, changes in the Company's pricing policy or those of its competitors, the mix of types of advertisements sold by the Company, engineering or development fees that may be paid in connection with adding new Web site development and publishing tools, technical difficulties with the GeoCities Web site, incurrence of costs relating to future acquisitions, general economic conditions, and economic conditions specific to the Internet or all or a portion of the technology sector. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition. In order to accelerate the promotion of the GeoCities brand, the Company intends to significantly increase its marketing budget which could materially and adversely affect the Company's business, results of operations and financial condition for a number of quarterly periods. The Company has experienced, and expects to continue to experience, seasonality in its business, with user traffic on the GeoCities Web site being lower during the summer and year-end vacation and holiday periods when overall usage of the Web is lower. Additionally, seasonality may significantly affect the Company's advertising revenues during the first and third calendar quarters, as advertisers historically spend less during these periods. Because Web-based advertising is an emerging market, additional seasonal and other patterns in Web advertising may develop in the future as the market matures, and there can be no assurance that such patterns will not have a material adverse effect on the Company's business, results of operations and financial condition.

LIQUIDITY AND CAPITAL RESOURCES

  Since its inception, the Company has financed its operations primarily through the private placement of its preferred stock and equipment lease financing. As of June 30, 1998, the Company had approximately $1.2 million in cash and cash equivalents and $19.2 million in short-term investments.

  Net cash used in operating activities increased to $7.2 million for 1997 from $2.8 million for 1996, and increased to $6.3 million for the six months ended June 30, 1998, compared to $3.7 million for the six months ended June 30, 1997. The increase in net cash used resulted primarily from increasing net losses and accounts receivable, partially offset by increases in accrued expenses.

  Net cash used in investing activities increased to $1.3 million for 1997 from $130,000 for 1996, resulting from increased purchases of property and equipment and the $645,000 investment in 40% of GeoCities Japan, a joint venture with SOFTBANK. Net cash used in investing activities increased to $21.3 million for the six months ended June 30, 1998, compared to $258,000 for the six months ended June 30, 1997, resulting primarily from the purchase of investments with the proceeds received in January 1998 from the Company's issuance of shares of its preferred stock. The Company invested these proceeds in debt securities, primarily U.S. Government and corporate debt securities, with maturities not exceeding one year. The Company intends to continue to invest its surplus funds in such securities.

  Net cash provided by financing activities increased to $12.3 million for 1997 compared to $2.9 million for 1996 resulting primarily from the $13.0 million of cash proceeds from the sale of shares of the Company's preferred stock for $38 million. Approximately $25.0 million of such preferred stock proceeds were not received at December 31, 1997. The resulting $25.0 million subscription receivable included in the financial statements at December 31, 1997, was subsequently received in January 1998. See Note 8 of Notes to Financial Statements.

  The Company has a bank line of credit for $10.0 million. To date there have been no borrowings under this line of credit. This credit facility includes a $7.0 million revolving facility for working capital and a $3.0 million lease facility. This facility bears interest at the bank's prime rate for the revolving facility and the bank's prime rate plus 0.75% for the lease facility. Any borrowings under this line of credit will be collateralized by substantially all of the Company's assets.

  In July 1998, the Company entered into an agreement to purchase certain Web-page development technology for $850,000 in cash and, subject to the technology being successfully installed and becoming operational on the Company's servers to the Company's satisfaction within 90 days of the date of the purchase agreement, $455,000 in Common Stock valued at the initial public offering price. If the offering is not consummated within 90 days of the date of the purchase agreement, such amount is payable in cash. In addition, if the technology is successfully installed and becomes operational within an agreed-upon period prior to the 90-day deadline, the Company will be required to pay the seller an additional $145,000, payable in Common Stock or cash as set forth above. If the technology is not successfully installed and does not become operational on the Company's servers within 90 days of the date of the agreement to the Company's satisfaction, the seller is obligated to refund to the Company all but $300,000 of the cash payment.

  The Company's capital requirements depend on numerous factors, including market acceptance of the Company's services, the amount of resources the Company devotes to investments in the GeoCities community, the resources the Company devotes to marketing and selling its services and its brand promotions and other factors. The Company has experienced a substantial increase in its capital expenditures and operating lease arrangements since its inception consistent with the growth in the Company's operations and staffing, and anticipates that this will continue for the foreseeable future. Additionally, the Company will continue to evaluate possible investments in businesses, products and technologies, and plans to expand its sales and marketing programs and conduct more aggressive brand promotions. The Company currently anticipates that the net proceeds of the offering, together with its existing line of credit and available funds will be sufficient to meet its anticipated needs for working capital and capital expenditures for at least the next 12 months. See "Risk Factors--Future Capital Needs; Uncertainty of Additional Financing".

  The Company is in the process of working with its software vendors to ensure that the Company's systems are prepared for the year 2000. In addition, the Company is working with its external suppliers and service providers to ensure that they and their systems will be able to support the Company's needs in preparation for the year 2000. Management does not anticipate that the Company will incur significant operating expenses or be required to invest heavily in computer systems improvements to be year 2000 compliant. However, significant uncertainty exists concerning the potential costs and effects associated with any year 2000 compliance. Any year 2000 compliance problems of either the Company, its customers or vendors could have a material adverse effect on the Company's business, results of operations and financial condition.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

  In February 1997, Statement of Financial Accounting Standards ("SFAS") 128 "Earnings Per Share", was issued and effective for the Company's year ended December 31, 1997. As a result, the Company's earnings per share ("EPS") data for all periods has been presented in accordance with SFAS 128. In March 1997, SFAS 129, "Disclosure of Information About Capital Structure", was issued and will be effective for 1998. In June 1997, SFAS 130, "Comprehensive Income" and SFAS 131, "Disclosure about Segments of an Enterprise", were issued and will be effective for 1998. The Company is evaluating additional disclosures, if any, which may result from these pronouncements. See Note 2 of Notes to Financial Statements.

                                   BUSINESS

OVERVIEW

  GeoCities offers the world's largest and one of the fastest growing communities of personal Web sites on the Internet. The Company pioneered the first large-scale, Web-based community for Internet users to express themselves, share ideas, interests and expertise, and publish content accessible to other users with common interests. The mainstay of the Company's community are its "Homesteaders," Internet users who create their own personal Web sites or "Homesteads" in themed "neighborhoods" on the GeoCities Web site. These neighborhoods provide a context for Web users to publish content, to share experiences and ideas with other users and to access a centralized and easy-to-navigate destination for user-published content.

INDUSTRY BACKGROUND

 THE INTERNET AND WORLD WIDE WEB

  The Internet and the World Wide Web ("Web") have emerged as mass communications and commerce mediums enabling millions of people worldwide to share information, communicate and conduct business electronically. International Data Corporation ("IDC") estimates that the number of Web users worldwide will exceed 95 million by the end of 1998 and will grow to over 170 million users by the end of 2000. Jupiter Communications estimates that the number of Internet-connected households worldwide will grow from approximately 45 million at the end of 1998 to approximately 66 million by the end of 2000. The relatively lower costs required to publish content on the Web compared to traditional media and the availability of powerful new tools for the development and distribution of multimedia-rich content, including video and audio, have led to a proliferation of more useful and engaging information and services on the Internet. As the amount of content and services on the Internet continues to grow at a rapid pace, greater numbers of Internet users are attracted, fueling a cycle of growth wherein more users demand more content and more content attracts more users.

 THE NEED FOR ONLINE COMMUNITIES

  As the Internet continues to grow, users seek from the Web the same opportunity for expression, interaction, sharing, support and recognition they seek in the everyday world. To date, a typical Internet user's experience surfing the Web has been essentially one-way--searching and viewing Web sites containing professionally created content on topics of general interest such as current events, sports, finance, politics and weather. However, the Web in general does not provide a context for users to publish, promote, search and view personal Web pages. As a result, users publishing personal Web sites have had limited means of attracting visitors to their sites or interacting with or receiving recognition from visitors. Internet search and navigational sites serve a valuable function for users seeking to navigate the Internet for aggregated Web content; however, these sites are not primarily focused on providing a platform for publishing and aggregating the rapidly increasing volume of personalized content created by users or enabling such users to interact with each other--unique characteristics that distinguish the Internet from traditional print, radio and television media. As a result, there is a significant growing demand by Web users for an online community site in which they can publish easy-to-find, context-based content for, interact with, and be recognized by, other Web users.

  Similarly, Web users engaged in passive browsing are increasingly seeking ways of interacting and communicating with other individuals with similar interests and accessing unique, personalized content. While users are generally able to obtain relevant professionally created content through traditional navigational sites such as Web directories and search engines, the source of such content is usually the media and not fellow Web users. Often, the most relevant content for a user is generated by other users who share an interest in what is published; however, most Web sites are not dedicated to providing a platform for aggregating and accessing user-created content. Online communities, unlike traditional Web navigational or content sites, provide the user with the ability to directly interact with the author of such personalized content. As a result, there is a significant and growing demand among users surfing the Internet for an online community site that offers a centralized means of accessing diverse, personally created content in an easy-to-navigate contextual manner.

  Online communities also provide advertisers and businesses an attractive means of promoting and selling their products and services. According to Jupiter Communications, the amount of advertising dollars spent on the Web is expected to increase 67% annually over the next three years, reaching approximately $4.3 billion by 2000. According to IDC, worldwide commerce revenue on the Internet is expected to increase from approximately $32 billion in 1998 to approximately $130 billion in 2000. To date, advertisers and businesses have typically used traditional navigational sites and professionally created content sites to promote their products and services online. However, online communities allow advertisers and businesses to reach highly targeted audiences within a more personalized context, thus providing the opportunity to increase advertising efficiency and improve the likelihood of a successful sale.

THE GEOCITIES SOLUTION

  Founded by David Bohnett, GeoCities pioneered the first large-scale, Web-based community for users to express themselves, share ideas, interests and expertise and publish content accessible to other users with common interests. The Company believed that user affinity to the Web occurs when users relate personally to their online experience, and the more active users are in the creation of that experience, the more personal the experience becomes. To attract members to its community, the Company established a service enabling Internet users to create their own Web sites in themed "neighborhoods" on the GeoCities Web site. These neighborhoods provide a context for Web users to publish content, to share experiences and ideas with other users and to access a centralized and easy-to-navigate destination for user-created content.

  Since its inception, GeoCities has become the world's largest and one of the fastest growing communities of personal Web sites on the Internet. With thousands of Homesteaders joining each day, the GeoCities community has grown from approximately 10,000 Homesteads in October 1995 to over 2.1 million in July 1998. Homesteaders have created an estimated 17 million pages of personalized content, attracting over 14.8 million unique visitors to, and generating over 925 million page views on, the GeoCities community, according to Relevant Knowledge in June 1998 and Nielsen I/PRO in May 1998, respectively. GeoCities was the third most trafficked Web site on the Internet among home users in June 1998, according to Media Metrix, and, based on this information, the Company believes it was the most popular community of personal Web sites on the Internet during the first two quarters of 1998.

  The Company believes that its success to date is attributable to its focus on Homesteaders, visitors and advertising and commerce partners. This focus is highlighted by the following distinguishing characteristics of the GeoCities community:

  LARGE WEB-BASED COMMUNITY WITH BROAD RANGE OF NEIGHBORHOODS. Homesteaders are able to join one of 40 themed GeoCities neighborhoods, which are organized topically, based on themes associated with well-known places. By providing this broad range of neighborhoods for Homesteaders, GeoCities fosters a virtual "greenhouse" for a wide range of individual self-expression and interaction. Web users interested in finance and investing, for example, Homestead in and create content for WallStreet and those interested in politics Homestead in and support CapitolHill. Moreover, as the Internet's largest community of personal Web sites, GeoCities offers on average over 40,000 Homesteads within each of its neighborhoods, providing Homesteaders with the critical mass and platform to interact with and be recognized by others.

  ACTIVE OWNERSHIP AND COMMUNITY PARTICIPATION. GeoCities encourages active participation in its community and offers a number of programs to increase levels of participation. When Homesteaders first apply to join a GeoCities neighborhood, they agree to abide by the GeoCities community guidelines. Homesteaders also agree to begin creation of their Web sites within two weeks of joining a GeoCities neighborhood or relinquish their Homesteads. Additionally, the Company welcomes suggestions from its Homesteaders and implements those ideas that improve the community. As a result, the Company's Homesteaders develop a keen sense of personal involvement in and ownership of the GeoCities community, and actively encourage others to join and participate. Homesteaders seeking greater involvement in their neighborhoods are given the opportunity to join the active ranks of 40 Community Liaisons and over one thousand Community Leaders. The Community Liaison and Community Leaders within each neighborhood welcome new Homesteaders, provide assistance to other Homesteaders, actively provide GeoCities with suggestions for improvements and monitor sites. The Company believes that the greater the involvement of its Homesteaders, the greater the loyalty and affinity of those Homesteaders to the GeoCities site, and the more successful the GeoCities community.

  FOCUS ON CONTINUALLY IMPROVING THE HOMESTEADER EXPERIENCE. GeoCities continually strives to improve the online experience of its members. Homesteaders are provided free of charge with disk space for personal Web sites, powerful Web-page publishing and communication tools to create their own fully customized, multimedia-rich content and e-mail, chat and bulletin board services. The Company offers premium memberships for Homesteaders who want more utilities, disk space and a personal URL. GeoCities holds a monthly conference call with its Community Liaisons in order to proactively determine what improvements and suggestions are important to its GeoCities community. By supplementing this call with a weekly newsletter for Community Leaders, GeoCities maintains close interaction with its community on issues and suggestions of a broader group of Homesteaders. In addition, the Company offers a comprehensive online help function and encourages volunteerism among its Community Leaders and Liaisons and other Homesteaders in helping their GeoCities neighbors.

  INTUITIVE MEANS OF FINDING PERSONALIZED CONTENT. While Internet users can generally find Web content aggregated by subject area, aggregated user-created content is much more challenging to find. GeoCities' topical categorization of user-created content provides visitors with a central online site for quickly accessing a critical mass of an estimated 17 million pages of personalized content. Given their strong affinity for their Homestead and the GeoCities community, Homesteaders actively promote their Web sites throughout the Internet with hyperlinks located on other individual sites as well as through listings on Internet directories and search engines, thereby resulting in millions of Internet users visiting the GeoCities community site.

  UNIQUE PERSONALIZED COMMUNITY ENVIRONMENT FOR ADVERTISING AND
COMMERCE. Online communities of members with common interests and demographics constitute attractive opportunities for advertisers seeking to promote their products and services online and businesses desiring to conduct commerce on the Internet. The combination of GeoCities' unique community context, intuitive topical organization, high volumes of traffic and Homesteaders' acceptance of the role of advertising in the community provides an attractive platform for targeted and cost-effective Web advertising and Web commerce.

THE GEOCITIES STRATEGY

  The Company's objective is to be the world's leading member-created online community for people on the Web. The Company's strategies to achieve this objective include:

  FOCUS ON HOMESTEADER GROWTH AND AFFINITY. The Company intends to continue to increase the number of its Homesteaders and concentrate on member affinity to maintain its position as a leading community of personal Web sites. The Company intends to continue to grow its membership base by: (i) introducing additional classes of membership that appeal to a broader range of Internet users; (ii) offering easier-to-use Web-page publishing tools, allowing Homesteaders to easily create and enhance personal Web sites; (iii) promoting GeoCities as a destination point on the Web by augmenting its existing distribution alliances with Yahoo! and other partners and (iv) launching brand- name promotional campaigns to drive both growth in membership and traffic to its members' personal Web sites. In addition, the Company intends to introduce more value-added member services and strengthen and expand the number of affinity programs offered by the Company, including its GeoRewards affinity program. Similar to airline frequent-flyer bonus point programs, the GeoRewards affinity program is designed to reward Homesteaders with points based on their level of participation, which they can later redeem for discounts on purchases within the GeoCities community. The Company believes that its focus on the needs of its Homesteaders and enhancing their experience within the GeoCities community will produce continued growth in, and foster loyalty among its membership base. The Company believes that a large and growing base of committed Homesteaders organized on a contextual basis provides advertisers and businesses with an attractive market to target promotion of their products and services, thereby creating advertising and commerce revenue opportunities for the Company.

  BUILD THE GEOCITIES BRAND. The Company intends to increase its focus on building the GeoCities brand. Historically, the Company's growth has been primarily by word of mouth and the informal promotional efforts of its members. Following the offering, the Company intends to launch an aggressive promotional campaign to increase awareness of the GeoCities brand through traditional media, including print, radio, billboard and television. In addition, the Company intends to pursue additional distribution arrangements to increase its reach on the Internet and introduce a number of additional brand awareness programs on the GeoCities site to leverage its large and growing Homesteader base and visitor traffic. The Company believes that a well-recognized GeoCities brand will be attractive to existing and potential advertising customers and commerce partners of the Company.

  CONTINUE TO ENHANCE SITE FUNCTIONALITY AND PERFORMANCE. The Company believes continually providing Homesteaders and visitors with greater functionality and performance is critical to its continued leadership. The Company introduced a new user interface in May 1998, which offers substantially improved presentation of member-generated content in an intuitive topical format and has been well received by the Company's Homesteaders and visitors to the GeoCities community. The Company recently integrated third-party news and editorial content into its site, allowing side-by-side interaction of personal and professionally published content. In addition, the Company will utilize proceeds from the offering to continue to upgrade and expand its server and networking infrastructure, improving its ability to provide fast and reliable access to the GeoCities community. The Company will also continue to provide its members with enhanced Web-page publishing and communication tools to enhance the community experience. The Company believes that continually-enhancing site functionality and performance foster Homesteader and visitor growth and affinity to the GeoCities community, thereby providing the Company with an attractive platform for advertisers and for expansion of its fee-generating premium membership services.

  ESTABLISH NEW STRATEGIC ALLIANCES. The Company has formed a number of strategic relationships, including a distribution and equity relationship with Yahoo! intended to increase traffic and memberships of both partners, in addition to offering GeoCities' Homesteaders an array of free personalized member services on Yahoo!. The Company has also formed four premier commerce relationships with Amazon.com for books, CDnow for compact discs, First USA for credit cards and Surplus Direct/Egghead for software and computer hardware, making the products and services of these leading Internet vendors available throughout the GeoCities community. These relationships provide an opportunity for the Company to receive monthly payments and share in any ongoing revenue streams from sales of products and services by these partners. The Company intends to seek additional strategic relationships with commerce and distribution partners.

  EXPAND GLOBALLY. The Company believes that the anticipated growth of Internet usage internationally presents significant opportunities to extend GeoCities globally. According to Jupiter Communications, the number of online households in the Asia/Pacific Rim and Europe is expected to reach approximately 15 million at the end of 1998 and is expected to grow to approximately 26 million by 2000. GeoCities is focused on establishing the GeoCities community and brand in Japan, a market which, according to Jupiter Communications, is second only to the United States in terms of Internet use. Accordingly, the Company has entered into a joint venture with SOFTBANK to form GeoCities Japan, which is 40% owned by the Company. The Company intends to pursue additional opportunities for international expansion. The Company believes that the introduction of localized GeoCities Web communities in international markets will present many of the same opportunities for advertising and commerce revenue as those in the United States.

  BUILD MULTIPLE REVENUE STREAMS. The Company's large and growing Web community offers a scalable business platform from which the Company plans to generate revenue from multiple sources, including advertising, commerce and premium membership service fees. The Company intends to achieve its revenue objectives by: (i) increasing its advertising revenues through expansion of its customer base, increasing the rates it charges advertisers by continuing to improve its ability to target advertisements to more demographically distinct groups, increasing its page views, increasing the average size and length of its advertising contracts, increasing the number of its direct sales representatives and continuing to invest in improving ad serving and ad targeting technology; (ii) expanding its revenue-sharing commerce relationships and its relationships with third-party content providers that pay the Company for access to its site; (iii) promoting its GeoShops program, which is designed to provide an effective means for small and home business owners to leverage the reach of the Internet through a commercial presence within the GeoCities community and (iv) expanding the number and scope of its fee-based premium membership services.

HOMESTEADING ON GEOCITIES

  GeoCities distinguishes itself from other Web sites by offering Homesteaders a diverse range of neighborhoods and a critical mass of neighbors with whom to interact. The Company also promotes active Homesteader participation through its member-focused editorial philosophy--millions of personal Web pages created and maintained by the community members themselves--providing Internet users with a platform for contributing their talents and ideas, meeting and interacting with others with similar interests and creating their own "home on the Web". Supporting the editorial efforts of its Homesteaders are approximately 45 GeoCities employees dedicated exclusively to community organization, content management and community interaction. GeoCities provides disk space, powerful Web-page publishing tools, customer support, high-speed, high-quality site performance and e-mail, chat and bulletin-board services, all free of charge.

  The Company emphasizes a sense of responsibility among community members by leveraging the characteristics of the Web that users find most attractive-- connection, expression, communication, entertainment and utility. GeoCities Homesteaders abide by the community values--respect for the individual, open and honest communication, encouragement of ethical behavior and respect for diverse points of view--reflected in the Company's content guidelines and rules of conduct. GeoCities appeals to people's interest in others by inviting users to move in, meet their neighbors, share ideas, communicate, shop, check e-mail and join its growing community.

  HOW HOMESTEADERS JOIN

  GeoCities' 40 themed neighborhoods--virtual communities of people with common interests--are based on familiar themes and provide Web users with a place to connect on the Internet. Homesteading is analogous to moving to a new community, picking a neighborhood to live in and designing and building a new home to reflect one's own style and tastes. Each Homesteader is able to join the neighborhood that most closely matches his or her interests. For example, Homesteaders interested in music join and contribute to SunsetStrip and those interested in wine support NapaValley. Homesteading in the GeoCities community is designed to be easy and fun. After choosing a neighborhood, Homesteaders find a vacant address, fill out an application, move-in and commence developing their personal Web site. Homesteaders agree to abide by the community guidelines and begin construction of their home within two weeks of moving into a neighborhood. The Homesteading experience makes a user's online experience expressive, interactive and personal.

  PARTICIPATING IN THE GEOCITIES COMMUNITY

  After joining a neighborhood, Homesteaders are encouraged to become active in the community. Members can interact with their neighbors, support community building initiatives, participate in chat sessions with their neighbors and collaborate on editorial content. The Company believes that the more Homesteaders participate, the more attachment they feel to the community and the higher the quality of their content. Homesteaders seeking greater involvement apply to become Community Leaders and Community Liaisons. GeoCities currently has over one thousand Community Leaders, who are elected by Homesteaders, and 40 Community Liaisons, who represent a neighborhood and are elected by Community Leaders. The Community Leaders and Community Liaisons are highly valued community builders who greet and assist new Homesteaders, mentor other Homesteaders, coordinate neighborhood activities, interface with the Company's in-house editorial staff and work to foster core community values. In recognition of this valued service, Community Leaders and Liaisons will receive a stock grant under the Company's 1998 Stock Incentive Plan. The Company intends to introduce additional community leadership positions in the future to increase levels of community participation. The Company also encourages greater Homesteader involvement through its GeoRewards affinity program. Homesteaders accrue bonus points based on their level of participation which they can later redeem for discounts on purchases within the GeoCities community.

  HOW TO SURF THE GEOCITIES COMMUNITY

  The Company believes that it provides users surfing the Web with a comprehensive, high-quality concentration of personal Web sites on the Internet. The Company strives to improve its site for such users by upgrading the look and feel of its Web site to provide easier navigation of and to direct greater levels of traffic to Homesteaders' Web sites. In May 1998, the Company introduced its new user interface designed to be easier to use and highly intuitive. The new user interface presents the GeoCities Web site to visitors in a topical format to facilitate the aggregation of categories of interests. This format allows easier and more intuitive access to content on the GeoCities Web site and enhances the integration of Homesteaders' content with the Company's e-mail, chat, bulletin-board services and selected third-party content such as news and editorial feeds from Reuters, Women.com and ZDNet.

ADVERTISING, COMMERCE AND PREMIUM SERVICES

  ADVERTISING

  The Company has built a direct sales organization of 18 professionals as of June 30, 1998, located in New York, San Francisco and Los Angeles, which is dedicated to maintaining close relationships with top advertisers and leading advertising agencies nationwide. The Company's direct sales organization is organized regionally and is focused solely on selling advertising on the GeoCities Web site. The Company also has arrangements with a number of third-party advertising sales representatives pursuant to short-term agreements that in general may be terminated by either party, without notice or penalty. The Company's sales organization consults regularly with advertisers and agencies on design and placement of their Web-based advertising, provides customers with advertising measurement analysis and focuses on providing a high level of customer service and satisfaction.

  Currently, advertisers and advertising agencies enter into short-term agreements, on average one to two months, pursuant to which they receive a guaranteed number of impressions for a fixed fee. Advertising in GeoCities currently consists primarily of banner-style advertisements that are prominently displayed at the top of pages on a rotating basis throughout the GeoCities community, including members' personal Web sites. From each banner advertisement, viewers can hyperlink directly to the advertiser's own Web site, thus providing the advertiser an opportunity to directly interact with an interested customer. The Company's standard cost per thousand impressions ("CPM") for banner advertisements currently ranges from $15 to $40, depending upon location of the advertisement and the extent to which it is targeted for a particular audience. Discounts from standard CPM rates may be provided for higher volume, longer-term advertising contracts.

  The Company intends to increase its advertising revenues by focusing on a number of key strategies, including expanding its advertising customer base, increasing the CPM it charges advertisers by continuing to improve its ability to target advertisements to demographically distinct groups, increasing page views, increasing the average size and length of its advertising contracts, increasing the number of its direct sales representatives and continuing to invest in improving ad serving and ad targeting technology.

  The Company also offers special sponsorship and promotional advertising programs, such as contests, sampling and couponing opportunities to build brand awareness, generate leads and drive traffic to an advertiser's site. The Company also sells sponsorships of special interest pages where topically focused content is aggregated on a permanent area within a neighborhood. The Company has also recently entered into relationships with third-party Internet content providers, many of whom pay GeoCities for integrating their content within the GeoCities community. The Company will also seek to expand its third-party content-provider relationships.

  The Company has derived a substantial majority of its revenues to date from the sale of advertisements. For 1997 and the six months ended June 30, 1998, advertising revenues represented 90.6% and 90.2%, respectively, of the Company's net revenues.

  ADVERTISING CUSTOMERS

  During the six months ended June 30, 1998, approximately 170 companies advertised on the GeoCities Web site compared to approximately 80 advertisers for the same six-month period in 1997. The following is a selected list of certain of the Company's advertising customers for the 18-month period ended June 30, 1998:

    Amazon.com                  Hewlett-Packard            Surplus
    American Express            Honda                      Direct/Egghead
    AT&T                        IBM                        Toyota
    CDnow                       Microsoft                  USA Net
    Dell Computers              SkyTel                     Visa
    General Motors              Sony                       ZDNet

  During 1997 and the six months ended June 30, 1998, the Company's four largest customers accounted for approximately 29% and 28%, respectively, of the Company's net revenues. During these same periods, Surplus Direct/Egghead accounted for approximately 12% and 10%, respectively, of the Company's net revenues. No other customer accounted for more than 10% of the Company's net revenues during either of such periods.

  COMMERCE PARTNERS

  GeoCities believes Web commerce fits naturally into the Company's community model. Through Web commerce, the Company partners with merchants and service providers to integrate their products and services into the GeoCities community, making them available for sale to the Company's Homesteaders and visitors. In its premier commerce arrangements, the Company generally receives a fixed monthly fee and a share of the proceeds from any online sales. In addition, certain of the Company's premier commerce partners pay GeoCities fees for Homesteader participation in vendor-sponsored sales programs after a minimum level of participation has been achieved. To date, the Company has entered into four premier alliances with commerce partners that are given access to GeoCities' community platform and are provided with premier banner and other space in permanent locations on select community Web pages. These premier commerce arrangements typically have one-year terms and, subject to the payment of certain fees, are renewable at the option of the Company's commerce partners.

  The Company has established premier commerce relationships with the following entities:

  . Amazon.com--providing GeoCities' Homesteaders and visitors with the opportunity to purchase books throughout the Company's Web site;

  . CDnow--providing GeoCities' Homesteaders and visitors with the opportunity to purchase compact discs and other music-related items;

  . Surplus Direct/Egghead--providing GeoCities' members and visitors with the opportunity to purchase software and computer hardware; and

  . First USA--providing GeoCities' members and visitors with an opportunity to apply for a First USA credit card.

  GEOSHOPS

  In March 1998, GeoCities introduced GeoShops, its member-focused Web commerce solution designed to provide a range of services which commerce-enable Homesteaders' personal Web sites. Homesteaders are able to choose between two GeoShops options: (i) for a $24.95 monthly fee, GeoShops allows GeoCities members to sell products and services from their personal Web sites within the GeoCities community and (ii) for a set-up fee of $120, a per transaction fee and an additional monthly amount equal to the greater of $80, or $40 plus a 5% commission on sales, GeoCities provides Homesteaders with a transaction authentication and processing solution for their Web-based businesses. With its GeoShops program, the Company enables home-based businesses to leverage a fast, effective, easy-to-use program for commerce, and the Company intends to actively promote this service in the future.

  GEOPLUS

  In addition to its free services, the Company offers a fee-based premium service for its Homesteaders. For a fee of $4.95 per month, the Company's GeoPlus service provides enhanced Web-page publishing tools for creating more robust content, a personalized URL (Universe Resource Locator that determines the particular location of a Web page on the Internet) and up to 25 megabytes of disk space for Homesteaders' personal Web sites. GeoCities intends to introduce additional features and premium service levels to appeal to a broader range of Homesteaders. The Company does not generate revenues from general Internet access or subscription fees.

MARKETING AND BRAND AWARENESS

  Historically, the Company's marketing has been primarily by word of mouth and the informal promotional efforts of Homesteaders. The Company believes initiating a formal, aggressive brand promotional campaign will provide the Company with a significant opportunity for growing its Homesteader membership base as well as attracting additional advertisers and commerce partners. The Company intends to use a portion of the net proceeds from the offering to launch a number of promotional campaigns in traditional media, including print, radio, billboard and television, all designed to increase traffic and brand awareness and an understanding of the Company's community model. The Company also intends to introduce a number of other brand awareness programs on its own site to leverage its large and growing Homesteader base and visitor traffic. In addition, the Company plans to launch a number of grassroots marketing efforts, including, for example, augmenting its existing GeoRewards affinity program with additional membership affinity programs, as well as continuing the promotion of its GeoPlus and GeoShops programs.

DISTRIBUTION AGREEMENT WITH YAHOO!

  In December 1997, the Company entered into a one-year distribution relationship with Yahoo! which is renewable for subsequent one-year terms, subject to the right of either party to terminate the relationship at the end of any term upon 90-days' notice. In connection with the distribution agreement, Yahoo! also made a minority equity investment in the Company. As of June 30, 1998, Yahoo! held 2.6% of the Company's outstanding capital stock. This Agreement was designed to increase traffic and memberships of both parties in addition to offering GeoCities' Homesteaders an array of free personalized member services on Yahoo!. Under the terms of the agreement, GeoCities agreed to provide its community-based, Web services for free to registered users of Yahoo!. In addition, Yahoo! agreed to market GeoCities' branded personal publishing programs on select areas throughout Yahoo!, as well as provide a GeoCities-specific programming module on My Yahoo! for GeoCities' Homesteaders. There can be no assurance that the agreement with Yahoo! will be renewed.

  The Company intends to seek additional strategic alliances with distribution partners to increase the number of gateways into the GeoCities community and Homesteader Web sites, thus increasing its overall visibility on the Web.

INFRASTRUCTURE AND OPERATIONS

  The Company has developed an open standard hardware and software system that is designed to be reliable and responsive. The Company's third-generation architecture is a scalable system which includes over five terabytes of raw disk space and supports over 170 million hits per day, has a peak bandwidth of over 340 megabits per second and transfers 1.7 terabytes of data each day. The Company provides its Homesteaders and visitors with a robust content platform containing an estimated 17 million pages of user-created content that generated over 925 million page views in June 1998, according to Nielsen I/PRO.

  The Company provides an efficient, responsive user experience through network servers housed in Santa Clara, California, third-party and public domain server software optimized internally by the Company and internally developed tools and utilities. Requests for files to GeoCities are distributed to the appropriate servers using Resonate Dispatch load distribution and balancing software. Member-generated content is stored on a redundant array of independent disks, is backed up to long-term tape storage devices on a daily basis and copied on a weekly basis to be stored offsite. User profile information is stored on multiple disk arrays using Informix Dynamic Server database software and backed up to long-term tape storage devices on a semi-hourly basis. The Company will continue to upgrade and expand its server and networking infrastructure in an effort to improve its fast and reliable access to the Company's community.

  Site connectivity to the Internet is provided via multiple DS-3 and OC-3 links on a 24 hour-a-day, seven days per week basis by Exodus. Exodus also provides and manages power and environmentals for the Company's networking and server equipment. The Company manages and monitors its servers and network remotely from its headquarters in Santa Monica, California. The Company strives to rapidly develop and deploy high-quality tools and features into its system without interruption or degradation in service. Any disruption in the Internet access provided by Exodus, or any interruption in the service that Exodus receives from other providers, or any failure of Exodus to handle higher volumes of Internet users to the GeoCities' site could have a material adverse effect on the Company's business, results of operations and financial condition.

COMPETITION

  The market for members, visitors and Internet advertising is new and rapidly evolving, and competition for members, visitors and advertisers is intense and is expected to increase significantly in the future. Barriers to entry are relatively insubstantial. The Company believes that the principal competitive factors for companies seeking to create community on the Internet are critical mass, functionality, brand recognition, member affinity and loyalty, broad demographic focus and open access to visitors. Other companies who are primarily focused on creating Web-based community on the Internet are Tripod/Lycos, Angelfire, Xoom and theglobe. The Company will likely also face competition in the future from Web directories, search engines, shareware archives, content sites, commercial online services, sites maintained by ISPs and other entities that attempt to or establish communities on the Internet by developing their own or purchasing one of the Company's competitors. In addition, the Company could face competition in the future from traditional media companies, a number of which, including Disney, CBS and NBC, have recently made significant acquisitions of or investments in Internet companies. Further, there can be no assurance that the Company's competitors and potential competitors will not develop communities that are equal or superior to those of the Company or that achieve greater market acceptance than the Company's community. The Company also competes for visitors with many Internet content providers and ISPs, including Web directories, search engines, shareware archives, content sites, commercial online services and sites maintained by ISPs, as well as thousands of Internet sites operated by individuals and government and educational institutions. These competitors include free information, search and content sites or services, such as AOL, CNET, CNN/Time Warner, Excite, Infoseek, Lycos, Netscape, Microsoft and Yahoo!, some of whom, such as Yahoo! and Lycos, also have relationships with GeoCities. The Company also competes with the foregoing companies, as well as traditional forms of media such as newspapers, magazines, radio and television, for advertisers and advertising revenue. The Company believes that the principal competitive factors in attracting advertisers include the amount of traffic on its Web site, brand recognition, customer service, the demographics of the Company's members and viewers, the Company's ability to offer targeted audiences and the overall cost-effectiveness of the advertising medium offered by the Company. The Company believes that the number of Internet companies relying on Web-based advertising revenue will increase greatly in the future. Accordingly, the Company will likely face increased competition, resulting in increased pricing pressures on its advertising rates which could in turn have a material adverse effect on the Company's business, results of operations and financial condition.

  Many of the Company's existing and potential competitors, including Web directories and search engines and large traditional media companies, have longer operating histories in the Web market, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than the Company. Such competitors are able to undertake more extensive marketing campaigns for their brands and services, adopt more aggressive advertising pricing policies and make more attractive offers to potential employees, distribution partners, commerce companies, advertisers and third party content providers. There can be no assurance that Internet content providers and ISPs, including Web directories, search engines, shareware archives, sites that offer professional editorial content, commercial online services and sites maintained by ISPs will not be perceived by advertisers as having more desirable Web sites for placement of advertisements. In addition, substantially all of the Company's current advertising customers and strategic partners also have established collaborative relationships with certain of the Company's competitors or potential competitors, and other high-traffic Web sites. Accordingly, there can be no assurance that the Company will be able to grow its memberships, traffic levels and advertiser customer base at historical levels or retain its current members, traffic levels or advertiser customers, or that competitors will not experience greater growth in traffic than the Company as a result of such relationships which could have the effect of making their Web sites more attractive to advertisers, or that the Company's strategic partners will not sever or will elect not to renew their agreements with the Company. There can also be no assurance that the Company will be able to compete successfully against its current or future competitors or that competition will not have a material adverse effect on the Company's business, results of operations and financial condition.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

  The Company regards its technology as proprietary and attempts to protect it by relying on trademark, service mark, copyright and trade secret laws and restrictions on disclosure and transferring title and other methods. The Company currently has no patents or patents pending and does not anticipate that patents will become a significant part of the Company's intellectual property in the foreseeable future. The Company also generally enters into confidentiality or license agreements with its employees and consultants, and generally controls access to and distribution of its documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's proprietary information without authorization or to develop similar technology independently. The Company pursues the registration of its service marks in the United States and internationally, and has applied for and obtained the registration in the United States for a number of its service marks, including "GeoCities". Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which the Company's services are distributed or made available through the Internet, and policing unauthorized use of the Company's proprietary information is difficult.

  Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related businesses are uncertain and still evolving, and no assurance can be given as to the future viability or value of any proprietary rights of the Company or other companies within this market. There can be no assurance that the steps taken by the Company will prevent misappropriation or infringement of its proprietary information. Any such infringement or misappropriation, should it occur, might have a material adverse effect on the Company's business, results of operations and financial condition. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention and could have a material adverse effect on the Company's business, results of operations and financial condition. Furthermore, there can be no assurance that the Company's business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against the Company. From time to time, the Company has been, and expects to continue to be, subject to claims in the ordinary course of its business including claims of alleged infringement of the copyrights, trademarks, service marks and other intellectual property rights of third parties by the Company and the content generated by its members. Although such claims have not resulted in significant litigation or had a material adverse effect on the Company's business to date, such claims and any resultant litigation, should it occur, might subject the Company to significant liability for damages and might result in invalidation of the Company's proprietary rights and even if not meritorious, could be time consuming and expensive to defend and could result in the diversion of management time and attention, any of which might have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company currently licenses from third parties certain technologies incorporated into the Company's Web site, including a site license for its database software. The Company relies on the licensed software under this site license to manage the storage and retrieval of Homesteader information, including Homesteader names, e-mail addresses, passwords and usage information. This site license remains in effect until it is terminated by either party. The site license also terminates in certain other circumstances, including in the event of a breach by either party. Although the Company believes that it could obtain an alternative site license for its database software should this site license terminate for any reason, any such termination would have a disruptive effect on the Company's ability to manage the storage and retrieval of Homesteader information for a period of time.

  As it continues to introduce new services that incorporate new technologies, it may be required to license additional technology from others. There can be no assurance that these third-party technology licenses will continue to be available to the Company on commercially reasonable terms, if at all. The inability of the Company to obtain any of these technology licenses could result in delays or reductions in the introduction of new services or could adversely affect the performance of its existing services until equivalent technology could be identified, licensed and integrated.

EMPLOYEES

  As of June 30, 1998, the Company had 152 full-time employees, including 45 in marketing and sales, 37 in editorial, 23 in finance and administration and 47 in operations and support. The Company's future success will depend, in part, on its ability to continue to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. From time to time, the Company also employs independent contractors to support its research and development, marketing, sales and support and administrative organizations. The Company's employees are not represented by any collective bargaining unit, and the Company has never experienced a work stoppage. The Company believes its relations with its employees are good.

FACILITIES

  The Company's headquarters are currently located in a leased facility in Santa Monica, California, consisting of approximately 13,000 square feet of office space, a majority of which is under a five-year lease, and has a renewal option for an additional three years. The Company intends to relocate its headquarters in the near future to a leased facility in Marina del Rey, California consisting of approximately 24,000 square feet of office space. The new facility will be under a five-year lease and will have two renewal options, each for an additional three years. The Company has also leased approximately 5,500 square feet of office space in New York and approximately 1,700 square feet of office space in San Francisco for its East and West Coast sales offices, respectively.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information regarding the directors and executive officers of the Company as of June 30, 1998.

      NAME               AGE                      POSITION(S)
      ----               ---                      -----------
David C. Bohnett(1).....  42 Chairman of the Board and Secretary
Thomas R. Evans.........  43 Chief Executive Officer, President and Director
Stephen L. Hansen.......  42 Chief Operating Officer and Chief Financial Officer
Michael G. Barrett......  36 Vice President, Advertising Sales
Kelly L. Boyer..........  32 Vice President, Human Resources
James G. Glicker........  44 Vice President, Marketing
Robert K. Kalok.........  33 Vice President, Business Development
William E. Losch........  37 Vice President, Finance
Edward J. Pierce........  46 Vice President, Legal Affairs and General Counsel
John C. Rezner..........  35 Vice President, Operations and Chief Technical Officer
Richard H. Rygg.........  41 Vice President, General Manager
Jerry D. Colonna(2).....  34 Director
Eric C. Hippeau(1)......  46 Director
Harry D. Lambert(3).....  59 Director
Peter H. Mills(1)(3)....  46 Director
David S. Wetherell(2)...  43 Director

--------
(1) Member of Nominating Committee
(2) Member of Compensation Committee
(3) Member of Audit Committee

  DAVID C. BOHNETT has served as the Company's Chairman of the Board and Secretary since he founded the Company in November 1994. From November 1994 to April 1998, Mr. Bohnett also served as the Company's Chief Executive Officer and President. From November 1994 to November 1997, Mr. Bohnett also served as the Company's Chief Financial Officer. Prior to founding the Company, from February 1990 to May 1994, Mr. Bohnett served as Director of Product Marketing at Goal Systems, which merged with LEGENT, a software company. From 1988 to 1990, Mr. Bohnett was Chief Financial Officer of Essential Software, which merged with Goal Systems. Mr. Bohnett received his B.S. degree in Business Administration from the University of Southern California and his M.B.A. degree in Finance from the University of Michigan.

  THOMAS R. EVANS has served as the Company's Chief Executive Officer and President since April 1998. From 1991 to April 1998, Mr. Evans served as President and Publisher of U.S. News & World Report, a magazine that reports on domestic and international current events. From January 1997 to April 1998, Mr. Evans also served as President and Publisher of The Atlantic Monthly, a magazine that features articles on art, literature, politics and technology. In addition, from May 1995 to April 1998, Mr. Evans also served as President and Publisher of Fast Company, a magazine that showcases business people and ideas. From 1990 to 1991, Mr. Evans served as Vice President, Advertising Director of U.S. News & World Report. Mr. Evans received his B.S. degree in Business Administration from Arizona State University.

  STEPHEN L. HANSEN has served as the Company's Chief Operating Officer since May 1998 and Chief Financial Officer since November 1997. From November 1997 to May 1998, Mr. Hansen also served as the Company's Chief Administrative Officer. From September 1992 to January 1994, Mr. Hansen served as Senior Vice President and Chief Financial Officer for Universal Studios Hollywood. From January 1994 to November 1997, Mr. Hansen served as Senior Vice President and

Chief Financial Officer for the Recreation Group of Universal Studios, a studio that produces and distributes films, videos, television shows and music. From 1979 to 1992, Mr. Hansen was with KPMG Peat Marwick, most recently as a partner in the Entertainment, Media and Technology Group. Mr. Hansen received his B.S. degree in Accounting from the University of Southern California and is a Certified Public Accountant.

  MICHAEL G. BARRETT has served as the Company's Vice President, Advertising Sales since September 1997. From November 1995 to September 1997, Mr. Barrett served as Vice President, Advertising for Disney Online, the online division of The Walt Disney Company. From February 1994 to September 1995, Mr. Barrett served as Associate Publisher at Family PC, a magazine that advises parents on home computing. Mr. Barrett received his B.A. degree in Economics from College of the Holy Cross.

  KELLY L. BOYER has served as the Company's Vice President, Human Resources since June 1998. From February 1997 to May 1998, Ms. Boyer was Senior Director, Human Resources for the strategic catalog marketing start-up division of EMI-Capital Music Group. From July 1995 to January 1997, Ms. Boyer served as Director for the Human Resources/Organizational Development team for the Coach Leatherware/Personal Products subsidiary of the Sara Lee Corporation in New York. From August 1993 to July 1995, Ms. Boyer served as Senior Manager, Employee Relations for The Walt Disney Company's Specialty Retail/Consumer Products division. Ms. Boyer received her M.S. degree in Organizational Development from Northwestern University and her B.A. degree in Advertising/Communications from Michigan State University.

  JAMES G. GLICKER has served as the Company's Vice President, Marketing since May 1998. From November 1997 to May 1998, Mr. Glicker served as Vice President, Sales & Marketing for 1-800-FLOWERS, an online florist. From 1991 to June 1997, Mr. Glicker held various positions at BMG (music subsidiary of the Bertelsmann Music Group), including Chief Executive Officer and Managing Director, BMG Australia/New Zealand and Senior Vice President, WorldWide Marketing and Sales with BMG Classics. Mr. Glicker received his B.A. degree in English from Yale University and his M.B.A. degree in Finance/Marketing from the University of Michigan.

  ROBERT K. KALOK has served as the Company's Vice President, Business Development since May 1998. From 1995 to May 1998, Mr. Kalok was Vice President, Brand Management and Direct Marketing for Charles Schwab Corp., a discount brokerage company. From 1988 to 1995, Mr. Kalok was employed by MCI, a telecommunications company, where he last served as Director of Partnership, Marketing. Mr. Kalok received his B.A. degree in Marketing and his M.B.A. degree in Finance from George Washington University.

  WILLIAM E. LOSCH has served as the Company's Vice President, Finance since March 1998. From October 1997 to February 1998, Mr. Losch served as Vice President, Finance and Planning for Universal City Hollywood, the operations of Universal CityWalk, Universal Studios and Hollywood theme park. From November 1995 to October 1997, Mr. Losch served as Vice President, Controller of Universal City Hollywood. From December 1988 to October 1995, Mr. Losch served as the Chief Financial Officer of MCA Development, the real estate division of MCA. From March 1984 to November 1988, Mr. Losch served as a manager with KPMG Peat Marwick. Mr. Losch received his B.A. degree in Economics from the University of California, Los Angeles, and is a Certified Public Accountant.

  EDWARD J. PIERCE has served as the Company's Vice President, Legal Affairs and General Counsel since October 1997. From June 1997 to October 1997, Mr. Pierce served as General Counsel for the Company. From 1987 through April 1997, Mr. Pierce was a partner with the law firm of Seyfarth, Shaw, Fairweather & Geraldson. From 1982 through 1987, Mr. Pierce was affiliated with the law firm of Pollard, Bauman, Slome & McIntosh, as an associate from 1982 through 1984, and as a partner from 1985 through 1987. Mr. Pierce received his B.A. degree in French literature from Yale University, his M.A.T. degree in English from Brown University and his J.D. degree from Harvard University.

  JOHN C. REZNER has served as the Company's Vice President, Operations and Chief Technical Officer and co-founder since January 1995. From 1986 to January 1995, Mr. Rezner served in various capacities at McDonnell Douglas, an aerospace company, last serving as the Head of Information Systems of the AISF Group. Mr. Rezner received his B.S. degree in Computer Science from California State Polytechnic University, Pomona and his M.S. degree in Computer Science from the University of Southern California.

  RICHARD H. RYGG has served as the Company's Vice President, General Manager since March 1997. In April 1996, Mr. Rygg founded Digital City of Los Angeles, a joint venture of America Online, an online service provider, and the Tribune Company, a newspaper publisher and owner of television stations. From April 1996 to March 1997, Mr. Rygg served as the General Manager and "Mayor" of Digital City of Los Angeles. From January 1995 to April 1996, Mr. Rygg served as President of the Entertainment Communication Network. Mr. Rygg received his B.S. degree in Engineering Geology from Brigham Young University and his M.B.A. degree in Finance with an emphasis on management-information systems from Pennsylvania State University.

  JERRY D. COLONNA has served as a director of the Company since January 1998. In July 1996, Mr. Colonna founded Flatiron Partners LLC ("Flatiron Partners"), a venture investment program affiliated with Chase Capital Partners and SOFTBANK Technology Ventures IV L.P. In February 1995, Mr. Colonna joined CMG@Ventures as a founding partner and currently remains as a profit partner. From 1985 to 1993, Mr. Colonna served in a variety of positions at InformationWeek, a technology magazine, including three years as its Editor. From 1975 to 1985, Mr. Colonna served in various capacities at CMP Media Inc., a technology publishing firm, last serving as its Editorial Director, Interactive Media Group. Mr. Colonna received his B.A. degree in English Literature from Queens College, CUNY.

  ERIC C. HIPPEAU has served as a director of the Company since January 1997. Since 1993, Mr. Hippeau has served as Chairman of the Board and Chief Executive Officer of Ziff-Davis Inc. ("Ziff Davis"), an integrated media and marketing company focused on computing and internet-related technology. Ziff Davis is a subsidiary of SOFTBANK Holdings, Inc. From 1989 to 1993, Mr. Hippeau served in a variety of positions at Ziff-Davis, Inc., including Executive Vice President, President and Chief Operating Officer. Mr. Hippeau currently serves as a Director of Yahoo! Inc., an Internet media company. Mr. Hippeau attended The Sorbonne in Paris.

  HARRY D. LAMBERT has served as a director of the Company since January 1997. Mr. Lambert is a General Partner of InnoCal, L.P. ("InnoCal"). Prior to joining InnoCal, Mr. Lambert was a General Partner of the Edison Venture Fund. Prior to that, Mr. Lambert was a General Partner of InnoVen. Mr. Lambert currently serves as a Director of Motiva Software, SalesLogix, a developer of sales and support automation software, Thinque Systems, a mobile communications company, and Trega Biosciences, a biotechnology company.
Mr. Lambert received his B.S. degree from the United States Military Academy at West Point, and he is a graduate of the Columbia University Graduate Business Administration, Executive Program in Business Administration and the Harvard Graduate School of Business Administration Advanced Management Program.

  PETER H. MILLS has served as a director of the Company since January 1996. Since March 1995, Mr. Mills has been a General Partner of CMG@Ventures. Prior to joining CMG@Ventures, Mr. Mills served as the Chief Executive Officer of the United States Display Consortium, a non-profit consortium established to develop and organize the U.S. manufacturing infrastructure required to support world-class manufacturing of flat panel displays. Prior to that, Mr. Mills served as Chief Administrative Officer of SEMATECH, a research and development consortium of U.S. semiconductor manufacturers. In 1982, Mr. Mills co-founded Softtrend Inc., a microcomputer software publisher, and, after its merger with BPI Systems, served as Vice President of BPI Systems. Mr. Mills received his B.S. degree in Communications from Ithaca College and his M.B.A. degree in Marketing from the Graduate School of Business at Columbia University.

  DAVID S. WETHERELL has served as a director of the Company since June 1996. Mr. Wetherell serves as the Chairman of the Board, Chief Executive Officer, President and Secretary of CMG Information Services, Inc. In January 1995, Mr. Wetherell founded CMG@Ventures, a venture capital firm. In 1994, Mr. Wetherell founded BookLink Technologies, which was later acquired by America Online. In 1982, Mr. Wetherell co-founded Softtrend Inc., a microcomputer software publisher. Mr. Wetherell is Chairman of the Board of SalesLink Corporation, a literature fulfillment business, and is a director of Lycos, Inc. Mr. Wetherell received his B.S. degree in Mathematics and Education from Ohio Wesleyan University.

  There are no family relationships among any of the Company's directors or executive officers. Currently, all directors hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified.

BOARD COMMITTEES

  The Audit Committee of the Board of Directors reviews and monitors the corporate financial reporting and the internal and external audits of the Company, including, among other things, the Company's control functions, the results and scope of the annual audit and other services provided by the Company's independent accountants, and the Company's compliance with legal matters that have a significant impact on the Company's financial condition. The Audit Committee also consults with the Company's management and the Company's independent accountants prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of the Company's financial affairs. In addition, the Audit Committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with, the Company's independent accountants. The current members of the Audit Committee are Messrs. Lambert and Mills.

  The Compensation Committee of the Board of Directors reviews and makes recommendations to the Board regarding the Company's compensation policies and all forms of compensation to be provided to executive officers and directors of the Company, including, among other things, annual salaries and bonuses and stock option and other incentive compensation arrangements of the Company. In addition, the Compensation Committee reviews bonus and stock compensation arrangements for all other employees of the Company. The current members of the Compensation Committee are Messrs. Colonna and Wetherell.

  The Nominating Committee of the Board of Directors makes recommendations to the Board of Directors regarding nominees for the Board of Directors. The current members of the Nominating Committee are Messrs. Bohnett, Hippeau and Mills.

DIRECTOR COMPENSATION AND OTHER ARRANGEMENTS

  The Company does not currently compensate its directors for attending Board of Directors or committee meetings, but reimburses directors for their reasonable travel expenses incurred in connection with attending meetings of the Board of Directors or committees of the Board of Directors.

EXECUTIVE OFFICERS

  Executive officers of the Company are appointed by the Board of Directors on an annual basis and serve until the next annual meeting of the Board of Directors or until their successors have been duly appointed and qualified.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company's Compensation Committee consists of Messrs. Colonna and Wetherell, neither of whom has been an officer or employee of the Company at any time since the Company's inception.

No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee. Prior to the formation of the Compensation Committee in September 1996, the Board of Directors of the Company as a whole made decisions relating to compensation of the Company's executive officers.

  Mr. Colonna is a partner of the Flatiron Fund, a stockholder of the Company ("Flatiron Fund"). The Flatiron Fund is a venture investment program affiliated with Chase Capital Partners and SOFTBANK Technology Ventures, both of which are stockholders of the Company. Mr. Colonna is a profit partner and Mr. Wetherell is a general partner of CMG@Ventures, one of the Company's stockholders. In January 1996, CMG@Ventures purchased 3,108,000 shares of Series A Preferred Stock of the Company at a purchase price of $0.3218 per share. In July 1996, CMG@Ventures purchased 2,900,000 shares of Series B Preferred Stock of the Company at a purchase price of $0.3793 per share. In January and February of 1997, CMG@Ventures and certain other current stockholders of the Company purchased 10,226,718 shares of Series D Preferred Stock at a purchase price of $0.885 per share. In October 1997, CMG@Ventures II, LLC, an affiliate of CMG@Ventures and certain other current stockholders of the Company purchased 1,428,564 shares of Series E Preferred Stock of the Company at a purchase price of $3.50 per share. All outstanding shares of Preferred Stock will convert into Common Stock in connection with the Preferred Stock Conversion upon the closing of the offering. In January 1997, in connection with the issuance of shares of its preferred stock, the Company granted CMG@Ventures an immediately exercisable option to purchase up to 1,000,000 shares of Common Stock at an exercise price of $0.885 per share. In May 1997, the Company entered into a list line management agreement with CMG Information Services, Inc. ("CMGI"), an affiliate of CMG@Ventures.
See "Principal Stockholders" and "Certain Transactions".

EXECUTIVE COMPENSATION

 COMPENSATION SUMMARY

  The following table sets forth for the year ended December 31, 1997, all compensation received for services rendered to the Company in all capacities by the Company's Chief Executive Officer and each of the other executive officers of the Company whose salary and bonus exceeded $100,000 in 1997 (collectively, the "Named Executive Officers"). No executive who would otherwise have been includable in such table on the basis of salary and bonus earned for 1997 has resigned or otherwise terminated employment during 1997.

                          SUMMARY COMPENSATION TABLE

                                       ANNUAL       LONG-TERM
                                    COMPENSATION   COMPENSATION
                                  ---------------- ------------
                                                    SECURITIES
            NAME AND                                UNDERLYING     ALL OTHER
    PRINCIPAL POSITIONS(1)(2)      SALARY   BONUS    OPTIONS    COMPENSATION(3)
    -------------------------     -------- ------- ------------ ---------------
David C. Bohnett................. $160,000     --    600,000        $  857
 Chairman, President and Chief
 Executive Officer
John C. Rezner...................  125,000 $22,672   200,000         1,945
 Chief Technical Officer
Paul A. De Braccio...............  172,848     --        --            --
 Vice President, Sales

--------

(1) Mr. Bohnett resigned from his positions as President and Chief Executive Officer of the Company in April 1998 upon the appointment of Mr. Evans to such positions. Mr. De Braccio ceased his employment with the Company in July 1997.

(2) Mr. Evans, the Company's President and Chief Executive Officer, joined the Company in April 1998. His 1998 annual base salary is $200,000, and his bonus for 1998 is $100,000. Mr. Hansen, the Company's Chief Operating Officer and Chief Financial Officer, joined the Company in November 1997. His 1998 annual base salary is $200,000, and his bonus for 1998 is $50,000. In 1997, Mr. Hansen received $33,333 for services rendered to the Company. Mr. Barrett, the Company's Vice President, Advertising Sales, joined the Company in September 1997. His 1998 annual base salary is $200,000 and he was paid a $25,000 bonus in January 1998. In addition, during the term of his employment agreement, which expires in September 1998, Mr. Barrett is eligible in general to receive certain commissions based on the Company's net revenues, subject to certain conditions. In 1997, Mr. Barrett received $50,974 for services rendered to the Company. See "--Employment Agreements and Termination of Employment and Change of Control Arrangements".
(3) Consists of the Company's matching contribution under its 401(k) Plan.

 OPTION GRANTS IN LAST YEAR

  The following table sets forth certain information concerning options granted to the Named Executive Officers during 1997.

                        OPTION GRANTS DURING YEAR ENDED
                               DECEMBER 31, 1997

                                     INDIVIDUAL GRANTS
                         ------------------------------------------
                                                                    POTENTIAL REALIZATION VALUE
                         NUMBER OF  % OF TOTAL                        AT ASSUMED ANNUAL RATES
                         SECURITIES  OPTIONS                        OF STOCK PRICE APPRECIATION
                         UNDERLYING GRANTED TO EXERCISE                 FOR OPTION TERM(4)
                          OPTIONS   EMPLOYEES    PRICE   EXPIRATION ----------------------------
    NAME(1)              GRANTED(2) IN 1997(3) PER SHARE    DATE         5%            10%
    -------              ---------- ---------- --------- ---------- ------------- --------------
David C. Bohnett........  600,000      21.8%    $0.885    1/12/04   $     216,170 $     503,769
John C. Rezner..........  200,000       7.3      0.885    1/12/04          72,057       167,923
Paul A. De Braccio......      --        --         --         --              --            --

--------

(1) In April 1998, Mr. Evans was granted two options to purchase up to an aggregate of 1,632,760 shares of Common Stock at an exercise price of $2.28 per share. These options expire in April 2005. In November 1997, Mr. Hansen was granted two options to purchase up to an aggregate of 450,000 shares of Common Stock at an exercise price of $0.825 per share. These options expire in November 2004. In May 1998, Mr. Hansen was granted an option to purchase 150,000 shares of Common Stock at an exercise price of $9.00 per share. This option expires in May 2005. In September 1997, Mr. Barrett was granted two stock options to purchase up to an aggregate of 280,000 shares of Common Stock at an exercise price of $0.75 per share. These options expire in September 2004.
(2) Each option represents the right to purchase one share of Common Stock. The options shown in this column are all nonqualified stock options. The options become exercisable in four equal annual installments commencing one year after the date of grant. To the extent not already exercisable, all of these options will become exercisable in the event of a merger in which the Company is not the surviving corporation or upon the sale of substantially all the Company's assets. In addition, upon the termination of Mr. Bohnett's employment for any reason, his options will, to the extent not already exercisable, accelerate and become immediately exercisable.

(3) During 1997, the Company granted employees options to purchase an aggregate of 2,754,560 shares of Common Stock.
(4) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the Company's future Common Stock prices. These amounts represent certain assumed rates of appreciation in the value of the Company's Common Stock from the exercise price of such options (which was in excess of the fair market value of the Common Stock on the date of grant as determined by the Company's Board of Directors), as determined by the Company's Board of Directors. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

 OPTION EXERCISES AND YEAR-END VALUES

  The following table sets forth certain information with respect to the Named Executive Officers concerning the exercise of options during 1997 and unexercised options held as of December 31, 1997. No options or stock appreciation rights were exercised by any Named Executive Officer during such year, and no stock appreciation rights were outstanding on December 31, 1997.

        AGGREGATED OPTION EXERCISES IN THE YEAR ENDED DECEMBER 31, 1997
                           AND YEAR-END OPTION VALUES

                            NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                           UNDERLYING UNEXERCISED           IN-THE-MONEY OPTIONS
                         OPTIONS AT FISCAL YEAR-END         AT FISCAL YEAR-END(2)
                         ------------------------------   -------------------------
      NAME(1)            EXERCISABLE     UNEXERCISABLE    EXERCISABLE UNEXERCISABLE
      -------            -------------   --------------   ----------- -------------
David C. Bohnett........             --           600,000         --   $7,269,000
John C. Rezner..........         777,000          200,000 $10,101,000   2,423,000
Paul A. De Braccio(3)...             --               --          --          --

--------

(1) Mr. Hansen had 450,000 shares of Common Stock underlying unexercisable stock options at December 31, 1997. Mr. Barrett had 280,000 shares of Common Stock underlying unexercisable stock options at December 31, 1997.


(2) There was no public trading market for the Common Stock as of December 31, 1997. Accordingly, these values have been calculated on the basis of an assumed initial public offering price of $13.00 per share, less the applicable exercise price per share, multiplied by the number of shares underlying such options.

(3) Mr. De Braccio ceased his employment with the Company in July 1997, as a result of which his options terminated unexercised.

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS

  None of the Named Executive Officers of the Company, other than Mr. Bohnett, has an employment agreement with the Company.

  In January 1996, the Company entered into an employment agreement with Mr. Bohnett which, as amended, continues until December 31, 1998, unless terminated earlier by the Company, either for cause, death or certain other circumstances. Mr. Bohnett served as the Company's President and Chief Executive Officer from the Company's inception to April 1998, and he currently holds the position of Chairman of the Board. Effective May 1998, Mr. Bohnett voluntarily reduced his annual base salary under this agreement to $1.00. Mr. Bohnett is eligible to receive a bonus of up to $199,999 at the discretion of the Board of Directors of the Company. Upon the termination of Mr. Bohnett's employment, the options he holds as of the date of this Prospectus will, to the extent not already exercisable, become immediately exercisable. In addition, to the extent not already exercisable, all of such options will become exercisable in the event of a merger in which the Company is not the surviving corporation or in the event of a sale of substantially all of the Company's assets.

  In November 1997, the Company entered into a two-year employment agreement with Mr. Hansen providing for his employment as Chief Financial Officer of the Company. The employment agreement provides for an annual base salary of $200,000 and an annual bonus of $50,000, payable semi-annually. In connection with his employment, Mr. Hansen was granted two stock options, the first was a stock option to purchase up to 300,000 shares of Common Stock at an exercise price of $0.825 per share which becomes exercisable in four equal annual installments commencing November 1998, and the second was a stock option to purchase up to 150,000 shares of Common Stock at an exercise price of $0.825 per share which becomes exercisable in four equal annual installments commencing on the first anniversary date of the consummation of the offering. Mr. Hansen was appointed the Company's Chief Operating Officer in May 1998, and, in connection with such appointment, was granted an additional stock option to purchase up to 150,000 shares of Common Stock at an exercise price of $9.00 per share, which option becomes exercisable in four equal annual installments commencing May 1999. If Mr. Hansen's employment is terminated by the Company during the term of his agreement other than for cause, including if Mr. Hansen is terminated other than for cause within 18 months of a change of control of the Company, the Company, or any successor entity, must pay
Mr. Hansen his base salary for a period of six months and vesting in his options for 450,000 shares granted in November 1997 shall be partially accelerated.

  In April 1998, Mr. Evans joined the Company as President and Chief Executive Officer. Mr. Evans is paid an annual base salary of $200,000 and, so long as he remains employed by the Company, will receive a $100,000 bonus on the first anniversary of his employment. So long as he remains employed by the Company, Mr. Evans will also be eligible to receive future annual bonuses of up to $100,000 subject to the Company achieving certain financial results and certain other conditions. The Company also agreed to loan Mr. Evans $100,000. The loan to Mr. Evans was made in July 1998 and is payable by Mr. Evans six months following the consummation of the offering. The loan is unsecured and would be forgiven upon the achievement by the Company of certain financial results for 1998. This loan was approved by a majority of the stockholders of the Company in May 1998. In connection with his employment, Mr. Evans was also granted two stock options. The first was an option to purchase up to 979,656 shares of Common Stock at an exercise price of $2.28 per share which becomes exercisable in four equal annual installments commencing April 1999 and the second was an option to purchase up to 653,104 shares of Common Stock at an exercise price of $2.28 per share which becomes exercisable in four equal annual installments commencing April 2001; provided, that the commencement of the exercisability of this option will be accelerated if the Company achieves certain financial results for 1998. If the Company is acquired during his first year of employment, Mr. Evans will receive credit for one year of accelerated vesting in his first option and, subject to the Company's achievement of certain financial results, in his second option as well. In addition, if Mr. Evans' employment is terminated by the Company prior to the first anniversary of his employment, other than for cause, the Company must pay Mr. Evans his base salary for a period of six months and Mr. Evans will receive credit for one year of accelerated vesting in his first option and, subject to the Company's achievement of certain financial results, in his second option as well.

  In September 1997, the Company entered into a one-year employment agreement with Mr. Barrett providing for his employment as Vice President, Advertising Sales of the Company. The employment agreement provides for an annual base salary of $200,000 and an annual bonus of $25,000, which was paid in January 1998. In addition, for the one-year term of the agreement, Mr. Barrett is eligible to receive certain commissions based on the Company's net revenues. In connection with his employment, Mr. Barrett was granted two stock options. The first was a stock option to purchase up to 160,000 shares of Common Stock at an exercise price of $0.75 per share which becomes exercisable in four equal annual installments commencing in September 1998, and the second was a stock option to purchase up to 120,000 shares of Common Stock at an exercise price of $0.75 per share which becomes exercisable in four equal annual installments commencing September 1999; provided, that the commencement of the exercisability of the second option will be accelerated if the Company achieves certain financial results. If Mr. Barrett's employment is terminated by the Company during the term of his agreement other than for cause, including if Mr. Barrett is terminated other than for cause within 12 months of a change of control of the Company, or if the Company elects not to continue Mr. Barrett's employment beyond the one-year term of his agreement, the Company, or any successor entity, must pay Mr. Barrett his base salary for a period of six months.

EMPLOYEE BENEFIT PLANS

 1998 STOCK INCENTIVE PLAN

  In July 1998, the Company adopted the 1998 Stock Incentive Plan (the "1998 Stock Incentive Plan") as the successor equity incentive program to the Company's 1997 Stock Option Plan (the "Predecessor Plan"). The 1998 Stock Incentive Plan was adopted by the Board of Directors of the Company and approved by the stockholders of the Company in July 1998. The Discretionary Option Grant and Stock Issuance Programs under the 1998 Stock Incentive Plan became effective immediately upon the Board's adoption of the plan (the "Plan Effective Date"). The Automatic Option Grant Program will become effective immediately upon the execution of the Underwriting Agreement for the offering.


  The Common Stock share reserve of 370,940 shares of Common Stock from the Predecessor Plan and an additional 2,300,000 shares of Common Stock have been authorized for issuance under the 1998 Stock Incentive Plan. In no event, however, may any one participant in the 1998 Stock Incentive Plan receive option grants, separately exercisable stock appreciation rights or direct stock issuances for more than 500,000 shares of Common Stock in the aggregate per calendar year.

  On the date of the execution of the Underwriting Agreement for the offering, outstanding options granted under the Predecessor Plan will be incorporated into the 1998 Stock Incentive Plan, and no further option grants will be made under the Predecessor Plan. The incorporated options will continue to be governed by their existing terms, however, unless the Plan Administrator elects to extend one or more features of the 1998 Stock Incentive Plan to those options. Except as otherwise noted below, the incorporated options have substantially the same terms as will be in effect for grants made under the Discretionary Option Grant Program of the 1998 Stock Incentive Plan.

  The 1998 Stock Incentive Plan is divided into five separate components: (i) the Discretionary Option Grant Program under which eligible individuals in the Company's employ or service (including officers and consultants) may, at the discretion of the Plan Administrator, be granted options to purchase shares of Common Stock at an exercise price equal to not less than the fair market value of the Common Stock on the date of grant, (ii) the Stock Issuance Program under which such individuals may, in the Plan Administrator's discretion, be issued shares of Common Stock directly, through the purchase of such shares at a price not less than their fair market value at the time of issuance or as a bonus tied to the performance of services, (iii) the Salary Investment Option Grant Program which may, in the Plan Administrator's sole discretion, be activated for one or more calendar years and, if so activated, will allow executive officers and other highly compensated employees the opportunity to apply a portion of their base salary to the acquisition of special below-market stock option grants, (iv) the Automatic Option Grant Program under which option grants will automatically be made at periodic intervals to eligible, non-employee members of the Board of Directors to purchase shares of Common Stock at an exercise price equal to their fair market value on the grant date and (v) the Director Fee Option Grant Program which may, in the Plan Administrator's sole discretion, be activated for one or more calendar years and, if so activated, will allow non-employee Board members the opportunity to apply a portion of the annual retainer fee otherwise payable to them in cash each year to the acquisition of special below-market option grants.

  The Discretionary Option Grant Program and the Stock Issuance Program will be administered by the Compensation Committee. The Compensation Committee, as Plan Administrator, will have the discretion to determine which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when such option grants or stock issuances are to be made, the number of shares subject to each such grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The Compensation Committee will also have the authority to select the executive officers and other highly compensated employees who may participate in the Salary Investment Option Grant Program in the event that program is activated for one or more calendar years, but neither the Compensation Committee nor the Board of Directors will exercise any administrative discretion with respect to option grants made under the Salary Investment Option Grant Program or under the Automatic Option Grant Program or Director Fee Option Grant Program for the non-employee Board members. All grants under those three latter programs will be made in strict compliance with the express provisions of each such program.

  The exercise price for the shares of Common Stock subject to option grants made under the 1998 Stock Incentive Plan may be paid in cash or in shares of Common Stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the Plan Administrator may provide financial assistance to one or more optionees in the exercise of their outstanding options or the purchase of their unvested shares by allowing such individuals to deliver a full-recourse, interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with such exercise or purchase.

  Stock appreciation rights are authorized for issuance under the Discretionary Option Grant Program which provide the holders with the election to surrender their outstanding options for an appreciation distribution from the Company equal to the excess of (i) the fair market value of the vested shares of Common Stock subject to the surrendered option over (ii) the aggregate exercise price payable for such shares. Such appreciation distribution may be made in cash or in shares of Common Stock. None of the incorporated options from the Predecessor Plan contain any stock appreciation rights.

  In the event that the Company is acquired by merger or sale of substantially all of its assets or securities possessing more than 50% of the total combined voting power of the Company's outstanding securities, each outstanding option under the Discretionary Option Grant Program which is not to be assumed by the successor corporation or otherwise continued in effect will automatically accelerate in full, and all unvested shares under the Discretionary Option Grant and Stock Issuance Programs will immediately vest, except to the extent the Company's repurchase rights with respect to those shares are assigned to the successor corporation or otherwise continued in effect. The Plan Administrator will have complete discretion to grant one or more options under the Discretionary Option Grant Program which will become exercisable on an accelerated basis for all of the option shares upon (i) an acquisition or other change in control of the Company, whether or not those options are assumed or continued in effect, or (ii) the termination of the optionee's service within a designated period (not to exceed 18 months) following an acquisition or other change in control in which those options are assumed or continued in effect. The vesting of outstanding shares under the Stock Issuance Program may be accelerated upon similar terms and conditions. The Plan Administrator is also authorized under the Discretionary Option Grant and Stock Issuance Programs to grant options and to structure repurchase rights so that the shares subject to those options or repurchase rights will immediately vest in connection with a change in the majority of the Board of Directors of the Company by reason of one or more contested elections for Board membership, with such vesting to occur either at the time of such change in control or upon the subsequent termination of the individual's service within a designated period following such change in control. Some of the options incorporated from the Predecessor Plan will also vest on an accelerated basis under certain circumstances. The Plan Administrator has the discretion to extend one or more of the other acceleration provisions of the 1998 Stock Incentive Plan to options incorporated from the Predecessor Plan.

  In the event the Plan Administrator elects to activate the Salary Investment Option Grant Program for one or more calendar years, each executive officer and other highly compensated employees of the Company selected for participation may elect, prior to the start of the calendar year, to reduce his or her base salary for that calendar year by a specified dollar amount not less than $10,000 nor more than $50,000. If such election is approved by the Plan Administrator, the individual will automatically be granted, on the first trading day in January of the calendar year for which that salary reduction is to be in effect, a non-statutory option to purchase that number of shares of Common Stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of Common Stock on the grant date. The option will be exercisable at a price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the total spread on the option shares at the time of grant (the fair market value of the option shares on the grant date less the aggregate exercise price payable for those shares) will be equal to the amount of salary invested in that option. The option will become exercisable for the option shares in a series of 12 equal monthly installments over the calendar year for which the salary reduction is to be in effect and will be subject to full and immediate vesting upon certain changes in the ownership or control of the Company.

  Under the Automatic Option Grant Program, each individual who first becomes a non-employee Board member at any time after the completion of the offering, whether by appointment by the Board of Directors or election of the stockholders, will automatically receive an option grant for 10,000 shares as of the date such individual joins the Board, provided such individual has not been in the prior employ of the Company. In addition, on the date of each Annual Stockholders Meeting of the Company held after the Plan Effective Date, each non-employee Board member who is to continue to serve as a non-employee Board member will automatically be granted an option to purchase 2,500 shares of Common Stock, provided such individual has served on the Board for at least six months.

  Each automatic grant for the non-employee Board members will have a term of 10 years, subject to earlier termination following the optionee's cessation of Board service. Each automatic option will be immediately exercisable for all of the option shares; however, any unvested shares purchased under the option will be subject to repurchase by the Company, at the exercise price paid per share, should the optionee cease Board service prior to vesting in those shares. The shares subject to each initial 10,000-share automatic option grant will vest over a four-year period in successive equal annual installments upon the individual's completion of each year of Board service measured from the option grant date. Each 2,500-share automatic option grant will vest upon the individual's completion of one year of Board service measured from the option grant date. However, the shares subject to each automatic grant will immediately vest in full upon certain changes in control or ownership of the Company or upon the optionee's death or disability while a Board member.

  Should the Director Fee Option Grant Program be activated in the future, each non-employee Board member will have the opportunity to apply all or a portion of any annual retainer fee otherwise payable in cash to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January in the year for which the retainer fee would otherwise be payable in cash. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of Common Stock on the grant date. As a result, the total spread on the option (the fair market value of the option shares on the grant date less the aggregate exercise price payable for those shares) will be equal to the portion of the retainer fee invested in that option. The option will become exercisable for the option shares in a series of 12 equal monthly installments over the calendar year for which the election is to be in effect. However, the option will become immediately exercisable for all the option shares upon (i) certain changes in the ownership or control of the Company or (ii) the death or disability of the optionee while serving as a Board member.

  The shares subject to each option under the Salary Investment Option Grant and Automatic Option Grant and Director Fee Option Grant Programs will immediately vest upon (i) an acquisition of the Company by merger or asset sale, (ii) the successful completion of a tender offer for more than 50% of the Company's outstanding voting stock or (iii) a change in the majority of the Board effected through one or more contested elections for Board membership.

  Limited stock appreciation rights will automatically be included as part of each grant made under the Automatic Option Grant, Salary Investment Option Grant and Director Fee Option Grant Programs and may be granted to one or more officers of the Company as part of their option grants under the Discretionary Option Grant Program. Options with such a limited stock appreciation right may be surrendered to the Company upon the successful completion of a hostile tender offer for more than 50% of the Company's outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from the Company in an amount per surrendered option share equal to the excess of (i) the highest price per share of Common Stock paid in connection with the tender offer over (ii) the exercise price payable for such share.

  The Board of Directors of the Company may amend or modify the 1998 Stock Incentive Plan at any time, subject to any required stockholder approval. The 1998 Stock Incentive Plan will terminate on the earliest of (i) 10 years after the Plan Effective Date, (ii) the date on which all shares available for issuance under the 1998 Stock Incentive Plan have been issued as fully-vested shares or (iii) the termination of all outstanding options in connection with certain changes in control or ownership of the Company.

  The Board of Directors has approved an issuance of shares of Common Stock to the Company's Community Leaders and Liaisons under the Company's 1998 Stock Incentive Plan. Immediately following the execution of the Underwriting Agreement, each of the Company's Community Leaders and Liaisons as of July 17, 1998, will be issued 10 fully vested shares of Common Stock (15,840 in the aggregate), contingent upon the closing of the offering.

 EMPLOYEE STOCK PURCHASE PLAN

  The Company's Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors and approved by the stockholders of the Company in July 1998, and will become effective immediately upon the execution of the Underwriting Agreement for the offering. The Purchase Plan will be designed to allow eligible employees of the Company and participating subsidiaries to purchase shares of Common Stock, at semi-annual intervals, through their periodic payroll deductions under the Purchase Plan, and a reserve of 300,000 shares of Common Stock has been established for this purpose.

  The Purchase Plan will be implemented in a series of successive six-month purchase periods.The first purchase period will begin on the date the Underwriting Agreement is executed and will end on the last business day in January 1999.

  Individuals who are eligible employees (scheduled to work more than 20 hours per week for more than five calendar months per year) on the start date of any purchase period may enter the Purchase Plan on that start date or on any subsequent semi-annual entry date.

  Payroll deductions may not exceed 10% of base salary, and the accumulated payroll deductions of each participant will be applied to the purchase of shares on his or her behalf on each semi-annual purchase date at a purchase price per share equal to 85% of the lower of (i) the fair market value of the Common Stock on the start date of the purchase period or (ii) the fair market value on the semi-annual purchase date. In no event, however, may any participant purchase more than 1,000 shares, nor may all participants in the aggregate purchase more than 75,000 shares, on any purchase date.

  In the event the Company is acquired by merger or asset sale, all outstanding purchase rights will automatically be exercised immediately prior to the effective date of such acquisition. The purchase price will be equal to 85% of the lower of (i) the fair market value per share of Common Stock on the start date of the purchase period in which such acquisition occurs or (ii) the fair market value per share of Common Stock immediately prior to such acquisition.

  The Purchase Plan will terminate on the earlier of (i) the last business day of July 2008, (ii) the date on which all shares available for issuance under the Purchase Plan shall have been sold pursuant to purchase rights exercised thereunder or (iii) the date on which all purchase rights are exercised in connection with an acquisition of the Company by merger or asset sale.

  After adoption, the Board may at any time alter, suspend or discontinue the Purchase Plan. However, certain amendments to the Purchase Plan may require stockholder approval.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Certificate provides that, except to the extent prohibited by DGCL, the Company's directors shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Company. Under the DGCL, the directors have a fiduciary duty to the Company which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the Company, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involve intentional misconduct, or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The Company has obtained liability insurance for its officers and directors.

  Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under
Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate provides that the Company shall, to the fullest extent permitted by the DGCL, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.


  The Company has entered into indemnification agreements with its directors and certain of its officers containing provisions that may require the Company, among other things, to indemnify such directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' liability insurance if maintained for other directors of officers.

  At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted.

                             CERTAIN TRANSACTIONS

  Since January 1, 1995, other than as described elsewhere in this Prospectus there has not been any transaction or series of similar transactions to which the Company was or is a party in which the amount involved exceeded or exceeds $60,000 and in which any director, executive officer, holder of more than 5% of any class of the Company's voting securities, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the transactions described below. See "Management--Employment Agreements and Termination of Employment and Change of Control Arrangements" and "--Limitation of Liability and Indemnification Matters".

TRANSACTIONS WITH DIRECTORS, OFFICERS AND 5% STOCKHOLDERS

  Since the Company's inception, the Company has raised capital primarily through the sale of shares of its preferred stock. In December 1995, the Company issued 1,200,000 shares of Series C Preferred Stock to Mr. Bohnett in consideration for $0.3217 per share in the form of the cancellation of shares of Common Stock and a note payable. In January 1996, the Company sold 3,108,000 shares of Series A Preferred Stock to CMG@Ventures at a price of $0.3218 per share. In July 1996, the Company sold 2,900,000 shares of Series B Preferred Stock to CMG@Ventures at a price of $0.3793 per share. From January 1997 through February 1997, the Company sold an aggregate of 10,226,718 shares of Series D Preferred Stock to CMG@Ventures, SOFTBANK Holdings Inc., Chase Venture Capital Associates, L.P. ("Chase"), the Flatiron Fund, Innocal and Intel Corporation ("Intel") at a price of $0.885 per share. In October 1997, the Company sold an aggregate of 1,428,564 shares of Series E Preferred Stock to CMG@Ventures II, LLC, SOFTBANK Holdings Inc., the Flatiron Fund, Innocal and Intel at a price of $3.50 per share. In December 1997, the Company sold an aggregate of 814,270 shares of Series E Preferred Stock to SOFTBANK Holdings Inc. at a price of $7.4254 per share. Effective December 1997, the Company sold an aggregate of 2,552,576 shares of Series F Preferred Stock to Yahoo! and SOFTBANK Holdings Inc. at a price of $7.4254 per share.

  The following table summarizes the shares of Common Stock and Preferred Stock purchased by executive officers, directors, and 5% stockholders of the Company and persons associated with them since January 1995. All share numbers reflect the number of shares of Common Stock purchased by the respective party on an as-converted basis, and reflects subsequent sales of preferred stock and transfers of Common Stock among stockholders of the Company and among stockholders and the Company.

                                                                  PREFERRED STOCK
     EXECUTIVE OFFICERS,        COMMON      -----------------------------------------------------------------
DIRECTORS AND 5% STOCKHOLDERS    STOCK      SERIES A  SERIES B  SERIES C     SERIES D     SERIES E  SERIES F
-----------------------------  ---------    --------- --------- ---------    ---------    --------- ---------
Entities affiliated with
 CMG@Ventures(1)........             --     3,108,000 2,900,000       --     2,259,888(2)   504,468       --
  Peter H. Mills
  David S. Wetherell
  Jerry D. Colonna
Entities affiliated with
 SOFTBANK Holdings
 Inc.(3)................             --           --        --  1,200,000    4,281,414(4) 1,064,998 2,552,556
  Eric C. Hippeau
Entities affiliated with
 Chase Venture Capital
 Associates, L.P.(4)....             --           --        --        --     1,749,736          --        --
David C. Bohnett........       2,333,000(5)       --        --  1,200,000(6)       --           --        --

--------

(1) Represents shares purchased by CMG@Ventures or CMG@Ventures II, LLC, an affiliate of CMG@Ventures. Messrs. Mills and Wetherell, general partners of CMG@Ventures, and Mr. Colonna, a profit partner of CMG@Ventures, are directors of the Company. Messrs. Mills, Wetherell and Colonna disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

(2) Excludes 171,924 shares of Series D Preferred Stock purchased by the Flatiron Fund, of which Mr. Colonna is a partner. The Flatiron Fund is a venture investment program affiliated with Chase Capital Partners and SOFTBANK Technology Ventures IV L.P.

(3) Represents shares purchased by SOFTBANK Holdings Inc., SOFTBANK Technology Advisors Fund L.P. and SOFTBANK Technology Ventures IV L.P. Mr. Hippeau, Chairman of the Board and Chief Executive Officer of Ziff-Davis, a subsidiary of SOFTBANK Holdings Inc., is a director of the Company. Mr. Hippeau disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(4) Includes 171,924 shares of Series D Preferred Stock purchased by the Flatiron Fund.

(5) Mr. Bohnett originally purchased 4,906,200 shares of Common Stock in January 1995. In connection with the issuance and sale to Mr. Bohnett of 1,200,000 shares of Series C Preferred Stock in December 1995, Mr. Bohnett transferred 2,341,000 of Common Stock to the Company.

(6) Represents shares that were subsequently transferred to SOFTBANK Holdings
    Inc.

  The Company entered into a Joint Venture Agreement in November 1997 (the "Joint Venture Agreement") with SOFTBANK to form GeoCities Japan, a joint venture in Japan. SOFTBANK, which owns 60% of GeoCities Japan, is a greater than five percent stockholder in the Company. Under the terms of the agreement, the Company purchased a 40% interest in GeoCities Japan for (Yen)80 million or approximately $645,000. SOFTBANK and the Company further agreed not to engage in any business activities in Japan, other than services or products in languages other than Japanese, which compete with GeoCities Japan. In connection with this agreement, the Company agreed to enter into a 20-year licensing agreement with GeoCities Japan under which the Company is eligible to receive royalties. In connection with the Joint Venture Agreement, the Company has entered into a Loan Agreement with SOFTBANK, whereby SOFTBANK loaned the Company (Yen)80 million or approximately $645,000 for the sole purpose of purchasing its 40% interest in GeoCities Japan. The loan bears interest of 5.5% each year and shall be repaid upon GeoCities Japan's non-U.S. initial public offering or private placement of at least (Yen)1.5 billion. If neither event occurs by March 31, 2000, then SOFTBANK will forgive the loan on April 1, 2000. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and Note 5 of Notes to Financial Statements.

  The Company's 20-year license agreement with GeoCities Japan, entered in November 1997, grants GeoCities Japan the exclusive right to use the Company's software, content and trademarks (collectively, the "Materials") to provide services in Japan. The Company also grants GeoCities Japan a license to translate the Materials into the Japanese language. In consideration of the license grant, GeoCities Japan will pay the Company a royalty of three percent of its total revenue.

  In January and February of 1997, CMG@Ventures and certain other current stockholders of the Company purchased 10,226,718 shares of Series D Preferred Stock at a purchase price of $0.885 per share. The Company received an aggregate of $2.0 million from CMG@Ventures in connection with its purchase of 2,259,888 shares of the Series D Preferred Stock. In January 1997, in connection with the issuance of that preferred stock, the Company granted CMG@Ventures an immediately exercisable option to purchase up to 1,000,000 shares of Common Stock at a price of $0.885 per share.

  In May 1997, the Company entered into a list line management agreement with CMGI providing for the sharing of certain marketing data between the Company and CMGI. This agreement may be terminated by either party on 30 days notice. CMGI is an affiliate of CMG@Ventures, a greater than five percent stockholder in the Company. In addition, the Company and Engage Technologies ("Engage"), a subsidiary of CMG@Ventures, have been in discussions for a number of months regarding a potential consulting arrangement. In May 1998, the Company agreed to pay Engage $100,000 as an advance on such arrangement. Messrs. Mills and Wetherell, directors of the Company, are general partners of CMG@Ventures. Mr. Colonna, a director of the Company, is a profit partner of CMG@Ventures and a partner of the Flatiron Fund. CMG@Ventures is a greater than five percent stockholder in the Company and the Flatiron Fund is a stockholder of the Company. Mr. Hippeau, a director of the Company, is the Chairman of the Board and Chief Executive Officer of Ziff-Davis, a subsidiary of SOFTBANK Holdings Inc. SOFTBANK Holdings Inc. is a greater than five percent stockholder in the Company.

  In connection with his employment with the Company, the Company agreed to loan Mr. Evans $100,000. The loan to Mr. Evans was made in July 1998 and is repayable by Mr. Evans six months following the consummation of the offering. The loan is unsecured and will be forgiven upon the achievement by the Company of certain financial results for 1998.

  Mr. Losch, the Company's Vice President, Finance, has entered into an agreement with the Company which, subject to certain limitations, provides for a severance payment equal to six months of his base salary in the event his employment with the Company is terminated without cause during the first two years of his employment. Mr. Pierce, the Company's Vice President, Legal Affairs and General Counsel, has entered into an agreement with the Company which provides for partial acceleration of his options if the Company is acquired and a severance payment equal to six months of his base salary in the event his employment with the Company terminates following the acquisition of the Company. In addition, Mr. Glicker, the Company's Vice President, Marketing, has entered into an agreement with the Company which provides for partial acceleration of his options if the Company is acquired.

  For a description of certain options granted to the executive officers and directors of the Company since January 1, 1995, see "Management--Executive Compensation", "--Employment Agreements and Termination of Employment and Change of Control Arrangements" and "--Employee Benefit Plans".

  All future transactions, including loans (if any), between the Company and its officers, directors and principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors of the Board of Directors, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information as of June 30, 1998, regarding beneficial ownership of the Company's Common Stock, by (i) each person (or group of affiliated persons) known by the Company to own beneficially more than five percent of the outstanding shares of the Company's Common Stock, (ii) each of the Company's directors and Named Executive Officers and (iii) the Company's directors and executive officers as a group. Unless otherwise indicated, the address for each of the following stockholders is 1918 Main Street, Suite 300, Santa Monica, California 90405.

                                                        PERCENT OF OWNERSHIP(1)
                                              SHARES    ------------------------
                                           BENEFICIALLY PRIOR TO THE  AFTER THE
NAME OF BENEFICIAL OWNER                     OWNED(1)     OFFERING   OFFERING(2)
------------------------                   ------------ ------------ -----------
CMG@Ventures(3)..........................    9,772,356      36.3%       30.9%
 Peter H. Mills
 David S. Wetherell
 Jerry D. Colonna
SOFTBANK Holdings Inc.(4)(5).............    9,098,968      35.1        29.7
 Eric C. Hippeau
Chase Venture Capital Associates,            1,749,736       6.8         5.7
 L.P(5)..................................
David C. Bohnett(6)......................    2,483,000       9.5         8.1
Jerry D. Colonna(7)......................      171,924         *           *
Paul A. De Braccio(8)....................          --          *           *
Thomas R. Evans(9).......................          --          *           *
Harry S. Lambert(10).....................    1,024,414       4.0         3.3
John C. Rezner(11).......................      827,000       3.2         2.7
All directors and executive officers as a
 group
 (16 persons)(12)........................   23,407,662      86.1%       73.2%

--------
 *Less than one percent

 (1) The shares beneficially owned and percentage of ownership are based on
     (i) 25,895,000 shares of Common Stock outstanding and (ii) 30,660,840 shares of Common Stock outstanding upon consummation of the offering. Gives effect to the shares of Common Stock issuable within 60 days of June 30, 1998, upon the exercise of all options beneficially owned by the indicated stockholders on that date. Shares of Common Stock subject to options which are currently exercisable or exercisable within 60 days of June 30, 1998, are deemed outstanding for computing the percentages of the person holding such options, but are not deemed outstanding for computing the percentages of any other person. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned.
 (2) Assumes no exercise of the Underwriters' over-allotment option.

 (3) Includes 1,000,000 shares of Common Stock issuable upon the exercise of a stock option that is currently exercisable and 504,468 shares of Common Stock held by CMG@Ventures II, LLC, an affiliate of CMG@Ventures. The address of CMG@Ventures and CMG@Ventures II, LLC is 2420 Sand Hill Road, Suite 101, Menlo Park, CA 94025. Messrs. Mills and Wetherell, general partners of CMG@Ventures, and Mr. Colonna, a profit partner of CMG@Ventures, are directors of the Company. Messrs. Mills, Wetherell and Colonna disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

 (4) Includes (i) 1,837,732 shares of Common Stock held by SOFTBANK Technology Ventures IV L.P., an affiliate of SOFTBANK Holdings Inc. (which number includes 100,000 shares of Common Stock held by SOFTBANK Holdings Inc. and subject to an option held by Mr. Hippeau to purchase such shares from SOFTBANK Holdings Inc., which option vests over a three-year period commencing in January 1998) and (ii) 37,504 shares of Common Stock held by SOFTBANK Technology Advisors Fund L.P., an affiliate of SOFTBANK Holdings Inc. The address of SOFTBANK Holdings Inc. and the entities associated with SOFTBANK Holdings Inc. is 10 Langley Road, Newton Center, MA 02159-1972. Mr. Hippeau, Chairman of the Board and Chief Executive Officer of Ziff-Davis, a subsidiary of SOFTBANK Holdings Inc., is a director of the Company.

 (5) Includes 171,924 shares of Common Stock held by the Flatiron Fund. The Flatiron Fund is a venture investment program affiliated with Chase Capital Partners, an affiliate of Chase Venture Capital Associates, L.P., and SOFTBANK Holdings Inc. The address of Chase Venture Capital Associates, L.P. and the entities associated with Chase Venture Capital Associates, L.P. is Chase Capital Partners, 380 Madison Avenue, New York, NY 10017.

 (6) Includes 150,000 shares of Common Stock issuable upon the exercise of stock options that are currently exercisable.

 (7) Consists of 171,924 shares of Common Stock held by the Flatiron Fund, of which Mr. Colonna is a partner. Mr. Colonna disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. See also note (3) above.

 (8) Mr. De Braccio ceased to be employed by the Company in July 1997.

 (9) Excludes options to purchase up to 1,632,760 shares of Common Stock that were issued to Mr. Evans in connection with his employment and which are not currently exercisable or exercisable within 60 days of June 30, 1998.


(10) Consists of 1,024,413 shares of Common Stock held by InnoCal, of which Mr. Lambert is a General Partner. Mr. Lambert disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(11) Includes 124,602 shares of Common Stock issuable upon the exercise of stock options that are currently exercisable.

(12) Includes 1,299,602 shares of Common Stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of June 30, 1998.

                         DESCRIPTION OF CAPITAL STOCK

  The following description of the securities of the Company and certain provisions of the Company's Certificate of Incorporation (the "Certificate") and the Company's Bylaws ("Bylaws") are summaries thereof and are qualified by reference to the Certificate and the Bylaws, copies of which have been filed with the Commission as exhibits to the Company's Registration Statement, of which this Prospectus forms a part. The descriptions of the Common Stock and Preferred Stock reflect changes to the Company's capital structure that will occur upon the closing of the offering in accordance with the terms of the Certificate.

  The authorized capital stock of the Company consists of 60,000,000 shares of Common Stock, par value $0.001 per share and 5,000,000 shares of Preferred Stock, par value $0.001 per share.

COMMON STOCK

  As of June 30, 1998, there were 25,895,000 shares of Common Stock outstanding (on an as-converted basis) and held of record by 29 stockholders. Based upon the number of shares outstanding as of that date and giving effect to the issuance of the 4,750,000 shares of Common Stock offered by the Company hereby and the issuance of 15,840 shares of Common Stock to be issued to Community Leaders and Liaisons under the 1998 Stock Incentive Plan, there will be 30,660,840 shares of Common Stock outstanding (on an as-converted basis) upon the closing of the offering.

  Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and the Certificate provides that they do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in the offering will be, when issued in consideration for payment thereof, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future without further stockholder approval. Upon the closing of the offering, there will be no shares of Preferred Stock outstanding.

PREFERRED STOCK

  Upon the closing of the offering, the Board of Directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The Company has no present plans to issue any shares of Preferred Stock. See "--Anti-Takeover Effects of Certain Provisions of Delaware Law and the Company's Certificate of Incorporation and Bylaws".

WARRANTS

  As of June 30, 1998, the Company had an outstanding warrant to purchase 20,304 shares of Common Stock at an exercise price of $4.695 per share. The warrant is exercisable in whole or in part at any time on or before September 22, 2004. The warrant contains standard anti-dilution provisions, including anti-dilution protection if the Company issues any shares of Common Stock at a price per share less than the exercise price of such warrant at the time in effect or without consideration, subject to certain exceptions.

OPTIONS

  As of June 30, 1998, (i) options to purchase a total of 6,531,000 shares ("Option Shares") of Common Stock were outstanding and (ii) up to 797,000 shares of Common Stock were available for grant under the Predecessor Plan. See "Underwriting" and "Management--Employee Benefit Plans".

TECHNOLOGY PURCHASE AND SALE AGREEMENT

  In July 1998, the Company entered into a Technology Purchase and Sale Agreement (the "Purchase Agreement") pursuant to which the Company purchased certain Web-page development technology (the "Technology"). Under the terms of the Purchase Agreement, in partial consideration for the Technology, the Company agreed to issue $455,000 of its Common Stock to the seller at the initial public offering price (assuming the offering is consummated within 90 days of the date of the Purchase Agreement; otherwise, the Company is obligated to pay this amount in cash), if the Technology is successfully installed and becomes operational on the Company's servers to the Company's satisfaction within 90 days of the date of the Purchase Agreement, In addition, if the Technology is successfully installed and is operational within an agreed upon period prior to the 90-day deadline, the Company has agreed to issue the seller an additional $145,000 of its Common Stock at the initial public offering price. Any shares of the Company's Common Stock issued under the provisions of the Purchase Agreement are subject to the restrictions on resale imposed by Rule 144 under the Securities Act. The seller has also entered into a lock-up agreement prohibiting any sales or transfers of such shares for a period of 180 days after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co.

REGISTRATION RIGHTS

  Pursuant to the terms of the Third Amended and Restated Rights Agreement, as amended (the "Registration Rights Agreement"), after the closing of the offering, the holders of at least 30% of an aggregate of 22,230,128 shares of Common Stock will be entitled to certain demand registration rights with respect to the registration of such shares under the Securities Act, subject to certain limitations, including the inclusion thereon of a minimum number of shares held by the initiating holders of the demand registration. The Company is not required to effect (i) more than two such registrations pursuant to such demand registration rights; (ii) a registration within 90 days following the determination of the Board of Directors of the Company to file a registration statement; provided, that the Company is making a good faith effort to cause such registration statement to become effective; (iii) a registration for a period not to exceed 90 days, if the Board of Directors of the Company has made a good faith determination that it would be seriously detrimental to the Company or the holders of registration rights for a registration statement to be filed or (iv) a registration within 270 days of the effective date of any prior registered offering of the Company's securities, subject to certain exceptions. In addition, pursuant to the terms of the Registration Rights Agreement, after the closing of the offering, the holders of 26,140,128 shares of Common Stock will be entitled to certain piggyback registration rights in connection with any registration by the Company of its securities for its own account or the account of other securityholders. In the event that the Company proposes to register any shares of Common Stock under the Securities Act, the holders of such piggyback registration rights are entitled to receive notice of such registration and are entitled to include their shares therein, subject to certain limitations. In addition, in the event that the Company proposes to register any shares of Common

Stock under the Securities Act to the public in a firm commitment underwritten public offering, Mr. Bohnett and Mr. Rezner, as well as any other officer or director designated by the Company's Board of Directors by unanimous vote shall be entitled to piggyback registration rights if such persons who choose to include their shares in such registration shall continue to serve the Company as an officer or director on the effective date of such registration statement. Further, at any time after the Company becomes eligible to file a registration statement on Form S-3, certain holders of demand registration rights may require the Company to file registration statements on Form S-3 under the Securities Act with respect to their shares of Common Stock. The Company is not required to effect (i) more than two such registrations in any 12-month period; (ii) a registration if the Company gives notice of its bona fide intention to effect a registration within 60 days; (iii) a registration within 180 days of the effective date of any prior registered offering of the Company's securities (subject to certain exceptions) or (iv) a registration for a period not to exceed 60 days, if the Board of Directors of the Company has made a good faith determination that it would be seriously detrimental to the Company or the stockholders for a registration statement to be filed (subject to certain exceptions). Each of the foregoing registration rights are subject to certain conditions and limitations, among them the right of the underwriters in any underwritten offering to limit the number of shares of Common Stock held by securityholders with registration rights to be included in such registration. The registration rights with respect to any holder thereof terminate when the shares held by such holder may be sold under Rule 144 during any three-month period. The Company is generally required to bear all of the expenses of all such registrations, except underwriting discounts and commissions. Registration of any of the shares of Common Stock held by securityholders with registration rights would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of such registration. The Registration Rights Agreement also contains a commitment of the Company to indemnify the holders of registration rights, subject to certain limitations.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW AND THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (as amended from time to time, the "DGCL"). Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

  In addition, certain provisions of the Certificate and Bylaws, which provisions will be in effect upon the closing of the offering and are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

  STOCKHOLDER ACTION; SPECIAL MEETING OF STOCKHOLDERS. The Certificate provides that stockholders may not take action by written consent, but only at duly called annual or special meetings of stockholders. The Certificate further provides that special meetings of stockholders of the Company may be called only by the Chairman of the Board of Directors or a majority of the Board of Directors.

  ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. The Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company, not less than 120 days nor more than 150 days prior to the first anniversary of the date of the Company's notice of annual meeting provided with respect to the previous year's annual meeting of stockholders; provided, that if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days earlier than or 60 calendar days after such anniversary, notice by the stockholder, to be timely, must be so received not more than 90 days nor later than the later of (i) 60 days prior to the annual meeting of stockholders or (ii) the close of business on the 10th day following the date on which notice of the date of the meeting is given to stockholders or made public, whichever first occurs. The Bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

  AUTHORIZED BUT UNISSUED SHARES. The authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

  The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

LISTING

  An application has been made for quotation of the Common Stock on the Nasdaq National Market under the trading symbol "GCTY".

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is U.S. Stock Transfer Corporation. Its telephone number is (818) 502-1404.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the offering, there has been no public market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of certain contractual and legal restrictions on resale (as described below), sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price of the Common Stock and the ability of the Company to raise equity capital in the future.

  Upon completion of the offering, the Company will have outstanding an aggregate of 30,660,840 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option. Of these shares, the 4,750,000 shares registered in the offering will be freely tradeable without restriction or further registration under the Securities Act, unless such shares are purchased by "Affiliates". The 15,840 shares of Common Stock to be issued to the Community Leaders and Liaisons under the 1998 Stock Incentive Plan will also be eligible for immediate sale in the public market without restriction, subject to the filing of the Form S-8 registration statement with respect thereto as of the date of this Prospectus. The 25,895,000 shares of Common Stock outstanding as of June 30, 1998, and held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Section 4(1) of the Securities Act or Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. As a result of the lock-up agreements described below, and subject to the provisions of Rules 144, 144(k) and 701, the 25,895,000 shares which are deemed Restricted Shares will be available for sale in the public market 180 days after the date of this Prospectus. Any shares of Common Stock issued pursuant to the Purchase Agreement will be restricted securities and will also be subject to a 180 day lock-up agreement. In addition, as of June 30, 1998, there were outstanding options to purchase up to 6,531,000 shares of Common Stock which will be eligible for sale in the public market following the offering from time to time subject to becoming exercisable and, in the case of certain options, the expiration of the lock-up agreements. There is also a warrant outstanding to purchase up to 20,304 shares of Common Stock which will be eligible for sale in the public market following the offering subject to the expiration of the lock-up agreement applicable thereto.

  All officers and directors, and substantially all other stockholders and holders of options to purchase Common Stock of the Company have agreed not to sell or otherwise transfer any shares of Common Stock or any other securities of the Company for a period of 180 days after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co.; provided, that one affiliate of the Company who is subject to a lock-up agreement and the volume restrictions of Rule 144 has been authorized by the representatives of the Underwriters to sell up to $1.0 million of Common Stock commencing 91 days after the date of this Prospectus. In addition, Goldman, Sachs & Co. may, in their sole discretion, and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner except an Affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of Common Stock then outstanding (which will equal approximately 307,000 shares immediately after the offering) or (ii) the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an Affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an Affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; therefore, unless otherwise restricted, and subject to the lock-up agreements, "144(k) shares" may be sold immediately upon the completion of the offering. In general, under Rule 701 of the Securities Act as currently in effect, any employee, consultant or advisor of the Company who purchases shares from the Company pursuant to Rule 701 in connection with a compensatory stock or option plan or other written agreement is eligible to resell such shares, unless contractually restricted, 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

  The Company is unable to estimate the number of shares that will be sold under Rule 144, as this will depend on the market price for the Common Stock of the Company, the personal circumstances of the sellers and other factors. Prior to the offering, there has been no public market for the Common Stock, and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after the offering. Any future sale of substantial amounts of Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

   The Company intends to file, as of the date of this Prospectus, Form S-8 registration statements under the Securities Act to register all shares of Common Stock issuable under certain individual stock option agreements and the 1998 Stock Incentive Plan, the shares of Common Stock that will be issued to the Community Leaders and Liaisons thereunder immediately following the execution of the Underwriting Agreement and shares of Common Stock issuable under the Purchase Plan. Such registration statements are expected to become effective immediately upon filing, and shares covered by those registration statements will thereupon be eligible for sale in the public markets, subject to any lock-up agreements applicable thereto and Rule 144 limitations applicable to affiliates. See "Management--Employee Benefit Plans", "Description of Capital Stock--Registration Rights", "Shares Eligible for Future Sale" and "Underwriting".

  Pursuant to the Registration Rights Agreement, after the closing of the offering, subject to certain conditions, the holders of 22,230,128 shares of outstanding Common Stock will be entitled to certain demand registration rights and the holders of 26,140,128 shares of outstanding Common Stock (including shares issuable upon the exercise of certain options to purchase Common Stock) will be entitled to certain piggyback registration rights. Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by Affiliates). During the 180-day period after the date of this Prospectus, the Company has agreed not to file any registration statement with respect to the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable into Common Stock, other than registration statements on Form S-8 covering securities issuable under the Company's 1998 Stock Incentive Plan and the Purchase Plan, without the prior written consent of Goldman, Sachs & Co. See "Description of Capital Stock--Registration Rights".

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, Irvine, California. Certain legal matters relating to the offering will be passed upon for the Underwriters by Venture Law Group, A Professional Corporation, Menlo Park, California.

                                    EXPERTS

  The balance sheets as of December 31, 1997 and 1996, and the statements of operations, stockholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 1997, included in this Prospectus and Registration Statement have been included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act (the "Registration Statement") with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract of other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission in Washington, D.C., and copies of all or any part thereof may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained at prescribed rates by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. For further information pertaining to the Company and the Common Stock offered by this Prospectus, reference is hereby made to the Registration Statement.

  The Company intends to furnish to its stockholders annual reports containing financial statements audited by its independent auditors and to make available to its stockholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year.

                             CHANGE IN ACCOUNTANTS

  On September 18, 1997, the Company requested and received the resignation of Arthur Andersen LLP and engaged PricewaterhouseCoopers LLP as its independent accountants to audit its financial statements as of, and for the year ended, July 31, 1997. The decision to change independent accountants from Arthur Andersen LLP to PricewaterhouseCoopers LLP was approved by the Company's Board of Directors. Subsequently, the Company changed its fiscal year end from July 31 to December 31.

  The Company believes, and has been advised by Arthur Andersen LLP that it concurs in such belief, that, for the period from December 16, 1994 (inception) through July 31, 1996, and for the period from August 1, 1996 through September 18, 1997, the Company and Arthur Andersen LLP did not have any disagreement on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Arthur Andersen LLP, would have caused it to make reference in connection with its report on the Company's financial statements to the subject matter of the disagreement.

  The report of Arthur Andersen LLP on the Company's financial statements for the period from December 16, 1994 (inception) through July 31, 1995, and the year ended July 31, 1996, did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the period from December 16, 1994 to September 18, 1997, there were no "reportable events" within the meaning of
Item 304(a)(1)(v) of Regulation S-K promulgated under the Securities Act.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of PricewaterhouseCoopers LLP, Independent Accountants.............  F-2
Balance Sheets at December 31, 1996 and 1997 and June 30, 1998
 (unaudited)..............................................................  F-3
Statements of Operations for the years ended December 31, 1995, 1996 and
 1997 and the six months ended June 30, 1997 (unaudited) and 1998
 (unaudited)..............................................................  F-4
Statements of Stockholders' Equity (Deficiency) for the three years in the period ended December 31, 1997 and the six months ended June 30, 1998
 (unaudited)..............................................................  F-5
Statements of Cash Flows for the years ended December 31, 1995, 1996 and
 1997 and the six months ended June 30, 1997 (unaudited) and 1998
 (unaudited)..............................................................  F-6
Notes to Financial Statements.............................................  F-7

  The following report is in the form that will be signed upon the completion of the two-for-one forward stock split as described in Note 2 of Notes to the financial statements.

Woodland Hills, California             PricewaterhouseCoopers LLP

July   , 1998

                    REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of GeoCities

  We have audited the accompanying balance sheets of GeoCities (the "Company") as of December 31, 1996 and 1997, and the related statements of operations, stockholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GeoCities as of December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Woodland Hills, California

June 2, 1998, except for
 the effects of the stock
 split described in Note 2
 as to which the date is
 July   , 1998

                                   GEOCITIES

                                 BALANCE SHEETS

            (ALL INFORMATION AS OF JUNE 30, 1998 IS UNAUDITED)

                          DECEMBER 31,  DECEMBER 31,    JUNE 30,      JUNE 30,
                              1996          1997          1998          1998
                          ------------  ------------  ------------  ------------
                                                                    (PRO FORMA)
         ASSETS
Current assets:
 Cash and cash
  equivalents...........  $    33,000   $  3,785,000  $  1,169,000  $  1,169,000
 Short-term
  investments...........                                19,219,000    19,219,000
 Accounts receivable,
  less allowance for
  doubtful accounts of
  $98,000 and $270,000
  for 1997 and 1998,
  respectively..........      262,000      1,206,000     2,447,000     2,447,000
 Prepaids and other
  current assets........       57,000        403,000     1,019,000     1,019,000
 Subscription
  receivable............                  25,000,000
                          -----------   ------------  ------------  ------------
   Total current
    assets..............      352,000     30,394,000    23,854,000    23,854,000
 Property and
  equipment, net........      879,000      1,216,000     2,977,000     2,977,000
 Deposits...............      217,000        613,000       862,000       862,000
 Other assets...........                     645,000       567,000       567,000
                          -----------   ------------  ------------  ------------
   Total assets.........  $ 1,448,000   $ 32,868,000  $ 28,260,000  $ 28,260,000
                          ===========   ============  ============  ============
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
 Accounts payable.......  $   397,000   $  1,036,000  $    353,000  $    353,000
 Accrued expenses.......      199,000      2,289,000     4,928,000     4,928,000
 Deferred revenue.......      110,000        225,000       566,000       566,000
 Capital lease
  obligations, current
  portion...............      188,000        393,000       301,000       301,000
 Note payable...........    1,100,000
                          -----------   ------------  ------------  ------------
   Total current
    liabilities.........    1,994,000      3,943,000     6,148,000     6,148,000
 Capital lease
  obligations, net of
  current portion.......      437,000        183,000       112,000       112,000
 Related party note
  payable...............          --         651,000       668,000       668,000
                          -----------   ------------  ------------  ------------
                            2,431,000      4,777,000     6,928,000     6,928,000
Commitments and
 contingencies (Note 7)
Series A, B, C, D, E and
 F mandatory redeemable
 convertible preferred
 stock, $0.001 par
 value; authorized
 16,245,000 shares in
 1996, 26,526,000 shares
 in 1997 and 1998;
 issued and outstanding
 6,008,000 shares in
 1996 and 22,230,000
 shares in 1997 and
 1998; liquidation
 preference of
 approximately
 $2,100,000 and
 $39,129,000 at 1996 and
 1997, respectively, and
 $40,457,000 at June 30,
 1998...................    2,063,000     37,200,000    37,200,000           --
Stockholders' equity
 (deficiency):
Convertible preferred
 stock, $0.001 par
 value; 1,200,000 shares
 authorized, issued and
 outstanding for 1996...      386,000            --            --            --
Common stock, par value
 $0.001; authorized
 40,000,000 shares for
 1996 and 60,000,000
 shares for 1997 and
 1998; issued and
 outstanding 2,617,000
 and 2,641,000 shares
 for 1996 and 1997,
 respectively, 3,665,000
 shares at June 30, 1998
 and 25,895,000 shares
 on a pro forma basis...       43,000         49,000       253,000        26,000
Additional paid-in
 capital................       23,000      3,903,000    10,577,000    48,004,000
Unearned deferred
 compensation...........          --        (660,000)   (7,044,000)   (7,044,000)
Accumulated deficit.....   (3,498,000)   (12,401,000)  (19,654,000)  (19,654,000)
                          -----------   ------------  ------------  ------------
   Total stockholders'
    equity
    (deficiency)........   (3,046,000)    (9,109,000)  (15,868,000)   21,332,000
                          -----------   ------------  ------------  ------------
   Total liabilities and
    stockholders' equity
    (deficiency)........  $ 1,448,000   $ 32,868,000  $ 28,260,000  $ 28,260,000
                          ===========   ============  ============  ============

   The accompanying notes are an integral part of these financial statements.

                                   GEOCITIES

                            STATEMENTS OF OPERATIONS

  (INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS
                                UNAUDITED)

                                     YEAR ENDED                   SIX MONTHS ENDED
                                    DECEMBER 31,                      JUNE 30,
                          -----------------------------------  ------------------------
                            1995        1996         1997         1997         1998
                          ---------  -----------  -----------  -----------  -----------
Net revenues............  $  46,000  $   314,000  $ 4,582,000  $ 1,632,000  $ 5,542,000
Cost of revenues........    103,000      788,000    4,634,000    1,421,000    3,937,000
                          ---------  -----------  -----------  -----------  -----------
   Gross profit (loss)..    (57,000)    (474,000)     (52,000)     211,000    1,605,000
Operating expenses:
  Sales and marketing...    117,000      764,000    5,045,000    2,130,000    5,072,000
  Product development...     72,000      475,000    1,021,000      437,000    1,325,000
  General and
   administrative.......    233,000    1,252,000    2,901,000    1,273,000    2,947,000
                          ---------  -----------  -----------  -----------  -----------
Loss from operations....   (479,000)  (2,965,000)  (9,019,000)  (3,629,000)  (7,739,000)
Other income (expense):
  Interest income.......                  19,000      238,000      131,000      540,000
  Interest expense......     (2,000)     (59,000)    (121,000)     (62,000)     (53,000)
                          ---------  -----------  -----------  -----------  -----------
   Loss before provision
    for income taxes....   (481,000)  (3,005,000)  (8,902,000)  (3,560,000)  (7,252,000)
Provision for income
 taxes..................     (1,000)      (1,000)      (1,000)      (1,000)      (1,000)
                          ---------  -----------  -----------  -----------  -----------
  Net loss..............  $(482,000) $(3,006,000) $(8,903,000) $(3,561,000) $(7,253,000)
                          =========  ===========  ===========  ===========  ===========
Historical basic and
 diluted net loss per
 share..................  $   (0.11) $     (1.15) $     (3.40) $     (1.36) $     (2.27)
Historical weighted
 average shares
 outstanding used in
 per-share calculation..  4,431,000    2,617,000    2,620,000    2,617,000    3,194,000
Pro forma basic and
 diluted net loss per
 share..................                          $      (.36)              $      (.29)
Weighted average shares
 outstanding used in pro
 forma per-share
 calculation............                           24,850,000                25,425,000


   The accompanying notes are an integral part of these financial statements.

                                   GEOCITIES

                STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

 (INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED JUNE 30, 1998 IS UNAUDITED)

                                                                                                                 TOTAL
                                                                    ADDITIONAL     UNEARNED                  STOCKHOLDERS'
                       CONVERTIBLE                                    PAID-IN      DEFERRED    ACCUMULATED      EQUITY
                     PREFERRED STOCK           COMMON STOCK           CAPITAL    COMPENSATION    DEFICIT     (DEFICIENCY)
                   ---------------------  ------------------------  -----------  ------------  ------------  -------------
Balance at
 December 31,
 1994............                                                                              $    (10,000) $    (10,000)
Issuance of
 common stock....                          4,906,000  $     49,000                                                 49,000
Issuance of
 common stock for
 services........                             52,000        17,000                                                 17,000
Issuance of
 Series C
 convertible
 preferred stock
 in exchange for
 common stock and
 note payable....   1,200,000  $ 386,000  (2,341,000)     (23,000)      $23,000                                   386,000
Net loss.........                                                                                  (482,000)     (482,000)
                   ----------  ---------  ----------  ------------  -----------  -----------   ------------  ------------
Balance at
 December 31,
 1995............   1,200,000    386,000   2,617,000        43,000       23,000          --        (492,000)      (40,000)
Net loss.........                                                                                (3,006,000)   (3,006,000)
                   ----------  ---------  ----------  ------------  -----------  -----------   ------------  ------------
Balance at
 December 31,
 1996............   1,200,000    386,000   2,617,000        43,000       23,000          --      (3,498,000)   (3,046,000)
Additional paid
 in capital
 related to
 issuance of
 Series E
 mandatory
 redeemable
 convertible
 preferred stock
 for cash........                                                     3,196,000                                 3,196,000
Conversion of
 Series C
 convertible
 preferred stock
 to mandatory
 redeemable
 convertible
 preferred
 stock...........  (1,200,000)  (386,000)                                                                        (386,000)
Exercise of stock
 options.........                             24,000         6,000                                                  6,000
Unearned
 compensation
 related to stock
 options
 granted.........                                                       684,000  $  (684,000)                         --
Compensation
 related to stock
 options
 vesting.........                                                                     24,000                       24,000
Net loss.........                                                                                (8,903,000)   (8,903,000)
                   ----------  ---------  ----------  ------------  -----------  -----------   ------------  ------------
Balance at
 December 31,
 1997............         --         --    2,641,000        49,000    3,903,000     (660,000)   (12,401,000)   (9,109,000)
Repurchase of
 common stock....                            (10,000)      (19,000)                                               (19,000)
Exercise of stock
 options.........                          1,034,000       223,000                                                223,000
Unearned
 compensation
 related to stock
 options
 granted.........                                                     6,674,000   (6,674,000)                         --
Compensation
 related to stock
 options
 vesting.........                                                                    290,000                      290,000
Net loss.........                                                                                (7,253,000)   (7,253,000)
                   ----------  ---------  ----------  ------------  -----------  -----------   ------------  ------------
Balance at June
 30, 1998
 (unaudited).....         --         --    3,665,000       253,000   10,577,000   (7,044,000)   (19,654,000)  (15,868,000)
Assumed
 conversion of
 mandatory
 redeemable
 convertible
 preferred
 stock...........                         22,230,000    40,396,000   (3,196,000)                               37,200,000
Delaware
 reincorporation
 and change in
 par value of
 common stock....                                      (40,623,000)  40,623,000                                       --
                   ----------  ---------  ----------  ------------  -----------  -----------   ------------  ------------
Balance at June
 30, 1998,
 pro forma
 (unaudited).....         --         --   25,895,000  $     26,000  $48,004,000  $(7,044,000)  $(19,654,000) $ 21,332,000
                   ==========  =========  ==========  ============  ===========  ===========   ============  ============

   The accompanying notes are an integral part of these financial statements.

                                   GEOCITIES

                            STATEMENTS OF CASH FLOWS

  (INFORMATION WITH RESPECT TO THE SIX MONTHS ENDED JUNE 30, 1998 AND 1997 IS
                                UNAUDITED)

                                     YEAR ENDED                    SIX MONTHS ENDED
                                    DECEMBER 31,                       JUNE 30,
                         ------------------------------------  -------------------------
                           1995        1996          1997         1997          1998
                         ---------  -----------  ------------  -----------  ------------
Cash flows from
 operating activities:
  Net loss.............  $(482,000) $(3,006,000) $ (8,903,000) $(3,561,000) $ (7,253,000)
  Adjustments to
   reconcile net loss
   to net cash used in
   operating
   activities:
    Depreciation and
     amortization......      7,000      188,000       431,000      177,000       370,000
    Issuance of common
     stock for
     services..........     17,000
    Issuance of warrant
     related to note
     payable...........                                51,000
    Deferred
     compensation
     earned............                                24,000                    290,000
    Bad debt reserve...                                98,000                    172,000
    Changes in
     operating assets
     and liabilities:
     Accounts
      receivable.......     (7,000)    (255,000)   (1,042,000)    (735,000)   (1,413,000)
     Prepaids and other
      current assets...     12,000      (56,000)     (346,000)    (339,000)     (616,000)
     Deposits and other
      assets...........                (214,000)     (396,000)    (166,000)     (171,000)
     Accounts payable..     90,000      309,000       639,000      110,000      (683,000)
     Accrued expense...     37,000      162,000     2,095,000      684,000     2,656,000
     Deferred revenue..                 110,000       115,000      127,000       341,000
                         ---------  -----------  ------------  -----------  ------------
      Net cash used in
       operating
       activities......   (326,000)  (2,762,000)   (7,234,000)  (3,703,000)   (6,307,000)
Cash flows used in
 investing activities:
  Purchase of property
   and equipment.......    (69,000)    (130,000)     (674,000)    (258,000)   (2,131,000)
  Investment in
   affiliate...........                              (645,000)
  Purchases of
   investments.........                                                      (19,219,000)
                         ---------  -----------  ------------  -----------  ------------
    Net cash used in
     investing
     activities........    (69,000)    (130,000)   (1,319,000)    (258,000)  (21,350,000)
Cash flows from
 financing activities:
  Payments under
   capital-lease
   obligations.........     (2,000)    (239,000)     (143,000)    (114,000)     (163,000)
  Proceeds from
   exercise of common
   stock options.......     49,000                      6,000                    223,000
  Repurchase of common
   stock...............                                                          (19,000)
  Proceeds from
   issuance of
   mandatory redeemable
   convertible
   preferred stock.....               2,063,000    37,897,000    8,959,000
  Subscription
   receivable..........                           (25,000,000)                25,000,000
  Due to officer.......    349,000
  Proceeds from
   related-party note
   payable.............                               645,000
  Proceeds from note
   payable.............               1,100,000
  Repayment on note
   payable.............                            (1,100,000)  (1,100,000)
                         ---------  -----------  ------------  -----------  ------------
    Net cash provided
     by financing
     activities........    396,000    2,924,000    12,305,000    7,745,000    25,041,000
    Increase (decrease)
     in cash and cash
     equivalents.......                  32,000     3,752,000    3,784,000    (2,616,000)
Cash and cash
 equivalents, beginning
 of period.............                   1,000        33,000       33,000     3,785,000
                         ---------  -----------  ------------  -----------  ------------
Cash and cash
 equivalents, end of
 period................  $   1,000  $    33,000  $  3,785,000  $ 3,817,000  $  1,169,000
                         =========  ===========  ============  ===========  ============
Supplemental disclosure
 of cash-flow
 information:
 Cash paid during the
  period for:
  Interest.............  $   1,000  $    71,000  $     89,000  $    53,000  $     52,000
  Income taxes.........  $   1,000  $     1,000  $      1,000
Supplemental disclosure
 of noncash
 transactions:
  Equipment under
   capital leases......  $  20,000  $   844,000  $     94,000
  Conversion of Series
   C convertible
   preferred stock to
   mandatory redeemable
   convertible
   preferred stock.....                          $    386,000
  Issuance of Series C
   convertible
   preferred stock
   through conversion
   of amount due to
   officer.............  $ 386,000

   The accompanying notes are an integral part of these financial statements.

                                   GEOCITIES

                         NOTES TO FINANCIAL STATEMENTS

  (ALL INFORMATION WITH RESPECT TO JUNE 30, 1998 AND 1997 IS UNAUDITED)

1.  ORGANIZATION AND BUSINESS:

  GeoCities (the "Company") was incorporated as a California corporation on December 16, 1994, and began operations in 1995. In June 1998, the Board of Directors approved the reincorporation of the Company in the State of Delaware and changed the par value of the Company's common stock. The Company offers a community of personal Web sites on the Internet within 40 themed neighborhoods. The Company's main source of revenue is from advertising, along with other revenue streams, including fee-based premium services and commerce. The Company's business is characterized by rapid technological change, new product development and evolving industry standards.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Initial Public Offering and Unaudited Pro Forma Balance Sheet

  In June 1998, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission ("SEC") that would permit the Company to sell shares of the Company's common stock in connection with a proposed initial public offering ("IPO"). If the IPO is consummated under the terms presently anticipated, upon the closing of the proposed IPO all of the then outstanding shares of the Company's Mandatory Redeemable Convertible Preferred Stock will automatically convert into shares of common stock on a one-for-one basis. The conversion of the Mandatory Redeemable Convertible Preferred Stock has been reflected in the accompanying unaudited pro forma balance sheet as if it had occurred on June 30, 1998.

 Unaudited Interim Financial Information

  The interim financial statements of the Company for the six months ended June 30, 1997 and 1998, included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements. In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company at June 30, 1998, and the results of its operations and its cash flows for the six months ended June 30, 1997 and 1998.

 Use of Estimates

  In the normal course of preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash and Cash Equivalents

  The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

  At December 31, 1997, certificates of deposit totaling approximately $255,000 were used to collateralize certain of the Company's lease obligations, and have been included in deposits on the balance sheet.

                                   GEOCITIES

  (ALL INFORMATION WITH RESPECT TO JUNE 30, 1998 AND 1997 IS UNAUDITED)


 Investments

  Investments consist of debt securities, primarily U.S. government and corporate debt securities. These investments are stated at cost as it is the intent of the Company to hold these securities until maturity. The investments are recorded at their amortized cost on the balance sheet which approximates fair value. The unamortized discount on investments is approximately $348,000 at June 30, 1998.

 Property and Equipment

  Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets, ranging from three to five years. Leasehold improvements and equipment under capital leases are amortized over the shorter of the estimated useful life or the life of the lease. Useful lives are evaluated regularly by management in order to determine recoverability in light of current technological conditions. Maintenance and repairs are charged to expense as incurred while renewals and improvements are capitalized. Upon the sale or retirement of property and equipment, the accounts are relieved of the cost and the related accumulated depreciation or amortization, with any resulting gain or loss included in the Statement of Operations.

 Long-lived Assets

  The Company identifies and records impairment losses on long-lived assets when events and circumstances indicate that such assets might be impaired. To date, no such impairment has been recorded.

 Computation of Historical Net Loss Per Share and Pro Forma Net Loss Per Share

  The Company adopted SFAS No. 128, "Computation of Earnings Per Share", during the year ended December 31, 1997. In accordance with SFAS No. 128, basic earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares issuable upon the conversion of the Mandatory Redeemable Convertible Preferred Stock (using the if-converted method) and shares issuable upon the exercise of stock options and warrants (using the Treasury Stock method); common equivalent shares are excluded from the calculation if their effect is anti-dilutive. Pursuant to SEC Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued for nominal consideration, prior to the anticipated effective date of an IPO, are required to be included in the calculation of basic and diluted net loss per share, as if they were outstanding for all periods presented. To date, the Company has not had any issuances or grants for nominal consideration.

  Diluted net loss per share for the years ended December 31, 1995, 1996 and 1997, and the six months ended June 30, 1998, does not include the effect of options to purchase 777,000, 1,113,000, 4,605,000 and 6,531,000 shares of common stock, respectively, 0, 0, 20,304 and 20,304 common stock warrants, respectively, or 0, 6,008,000, 22,230,000 and 22,230,000 shares of Mandatory Redeemable Convertible Preferred Stock on an "as if converted" basis, respectively, as the effect of their inclusion is antidilutive during each period.

                                   GEOCITIES

  (ALL INFORMATION WITH RESPECT TO JUNE 30, 1998 AND 1997 IS UNAUDITED)

  Pro forma net loss per share for the year ended December 31, 1997 and for the six months ended June 30, 1998, assumes that the common stock issuable upon conversion of the outstanding Mandatory Redeemable Convertible Preferred Stock had been outstanding during each such period.

 Stock-based Compensation

  The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation cost, if any, is recognized over the respective vesting period based on the difference, on the date of grant, between the fair value of the Company's common stock and the grant price.

 Income Taxes

  The Company utilizes the liability method of accounting for income taxes. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and the tax bases of assets and liabilities using enacted tax rates in effect for the period in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

 Revenue Recognition

  The Company's revenues are derived principally from the sale of banner advertisements under short-term contracts; advertising rates are dependent on whether the impressions are for general rotation throughout the Company's Web site or premier targeted audiences and properties within specific areas of the Company's Web site. To date, the duration of the Company's advertising commitments has generally averaged from one to two months. In December 1997, the Company also began selling a combination of sponsorship and banner advertising campaign contracts to select premier commerce partners. In general, these premier commerce partner contracts have longer terms than standard banner advertising contracts (generally up to one year) and involve some integration with the Company's Web site. Advertising revenues on both banner and premier commerce partner contracts are recognized ratably in the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations typically include the guarantee of a minimum number of "impressions" or times that an advertisement appears in pages viewed by the users of the Company's online properties.

  In addition to advertising revenues, the Company derives revenues from its GeoPlus program, a premium service for its members (introduced in late 1996) and GeoShops, a commerce service for its members (introduced in March 1998). These services require the payment of monthly fees by the customers; revenues are recognized on a monthly basis as the fees become due. GeoPlus revenues accounted for 4%, 7% and 9% of revenues for the years ended December 31, 1996 and 1997, and the six months ended June 30, 1998, respectively; to date, the revenues from GeoShops have been immaterial. The Company also has revenue sharing agreements with its premier commerce partners. These revenues are recognized by the Company upon notification by the premier commerce partners of revenues earned by the Company, and to date, have been immaterial.


  Barter transactions are recorded at the lower of estimated fair value of the goods or services received or the estimated fair value of the advertisements given. To date, barter transactions have been immaterial.

                                   GEOCITIES

  (ALL INFORMATION WITH RESPECT TO JUNE 30, 1998 AND 1997 IS UNAUDITED)


 Advertising

  Advertising costs are expensed as incurred, and amounted to approximately $66,000, $196,000 and $1,742,000 for the years ended December 31, 1995, 1996 and 1997, respectively, and $386,000 for the six months ended June 30, 1998.

 Product Development


  Product development costs are expensed as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based upon the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant.

 Recent Accounting Pronouncements

  In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 and requires restatement of earlier periods presented. SFAS No. 130 had no impact on the Company's financial statements.

  In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that a public enterprise reports information about operating segments in annual financial statements, and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997 and requires restatement of earlier periods presented. Management is currently evaluating the requirements of SFAS No. 131.

 Stock Split

  In January 1996, September 1997 and July 1998, the Company authorized and implemented 1,443-for-one, two-for-one and two-for-one stock splits, respectively. The share information in the accompanying financial statements has been retroactively restated to reflect the effect of these stock splits.

3.  CONCENTRATION OF CREDIT RISK:

  Financial instruments which subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and trade accounts receivable. The Company maintains cash and cash equivalents with various domestic financial institutions. The Company performs periodic evaluations of the relative credit standing of these institutions. From time to time, the Company's cash balances with any one financial institution may exceed Federal Deposit Insurance Corporation insurance limits.

                                   GEOCITIES

  (ALL INFORMATION WITH RESPECT TO JUNE 30, 1998 AND 1997 IS UNAUDITED)

  The Company's customers are concentrated in the United States. The Company performs ongoing credit evaluations, generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information; to date, such losses have been within management's expectations.

  For the year ended December 31, 1996, two customers accounted for approximately 14% and 10%, respectively, of all revenues generated by the Company and 18% and 0%, respectively, of accounts receivable at December 31, 1996.

  For the year ended December 31, 1997, one customer accounted for 12% of all revenues generated by the Company, and 12% of accounts receivable at December 31, 1997.

  For the six months ended June 30, 1998, one customer accounted for 10% of all revenues generated by the Company and 3% of accounts receivable at June 30, 1998.

4.  PROPERTY AND EQUIPMENT:

  Property and equipment consist of the following:

                                          DECEMBER 31, DECEMBER 31,  JUNE 30,
                                              1996         1997        1998
                                          ------------ ------------ -----------
                                                                    (UNAUDITED)
Computer equipment, including assets
 under capital leases of $672,000,
 $766,000 and $766,000 for 1996, 1997
 and 1998, respectively.................   $  794,000   $1,399,000  $3,653,000
Furniture and fixtures, including assets
 under capital leases of $172,000,
 $172,000 and $172,000 for 1996, 1997
 and 1998, respectively.................      200,000      292,000     310,000
Leasehold improvements..................       80,000      151,000      10,000
                                           ----------   ----------  ----------
                                            1,074,000    1,842,000   3,973,000
Less, accumulated depreciation and
 amortization, including amounts related
 to assets under capital leases of
 $145,000, $459,000 and $619,000 for
 1996, 1997 and 1998, respectively......     (195,000)    (626,000)   (996,000)
                                           ----------   ----------  ----------
    Total...............................   $  879,000   $1,216,000  $2,977,000
                                           ==========   ==========  ==========

5.  RELATED-PARTY TRANSACTIONS:

  On November 6, 1997, the Company and SOFTBANK Corporation of Japan ("SOFTBANK"), the parent company of an investor in the Company, formed a joint venture called GeoCities Japan Corporation ("GeoCities Japan") to create and manage a Japanese version of GeoCities. In accordance with the joint venture agreement ("Agreement"), the Company purchased 40% of GeoCities Japan for approximately $645,000 and licensed certain intellectual properties for the purpose of localizing the Japanese version of GeoCities to GeoCities Japan. The Agreement remains in effect perpetually, provided that, if as of April 1, 2001, or any April 1 thereafter; (i) GeoCities Japan has sustained net losses for the four consecutive fiscal quarters, and (ii) GeoCities and SOFTBANK differ with respect to the future business plan of GeoCities Japan, then each party shall have the right to terminate the Joint Venture with 90-days notice.

                                   GEOCITIES

  (ALL INFORMATION WITH RESPECT TO JUNE 30, 1998 AND 1997 IS UNAUDITED)


  The Company's investment of approximately $645,000 was funded through a loan from SOFTBANK. Pursuant to the terms of the loan agreement, the loan bears interest at 5.5% per annum and is repayable upon occurrence of a Significant Financing Event, which is defined as a non-U.S. IPO or private placement that raises at least 1.5 billion yen for GeoCities Japan. In the event that GeoCities Japan does not have a Significant Financing Event on or prior to March 31, 2000, SOFTBANK will forgive the repayment of the loan. Interest expense and accrued interest for the year ended December 31, 1997, were each $6,000.

  In consideration of the licenses granted, GeoCities Japan is required to pay the Company an amount equal to 3% of total revenue obtained by GeoCities Japan within 30 days of the end of each quarter. The license expires 20 years from the date of the Agreement, unless the Agreement is terminated earlier. Upon termination, GeoCities Japan will cease to use and distribute all licensed properties. Royalty payments for the year ended December 31, 1997, were insignificant.

  The investment is being accounted for under the equity method and is included in other assets at December 31, 1997. The loss on affiliate recorded for the six months ended June 30, 1998, was approximately $86,000.

  Advertising revenues at December 31, 1997 and June 30, 1998, include $107,000 and $51,000, respectively, in revenues received from an entity that is controlled by a significant shareholder of the Company. At December 31, 1997 and June 30, 1998, $0 and $35,000, respectively, of these amounts are included in accounts receivable.

  In April 1998, the Board of Directors also approved a loan of $100,000 to an officer/director of the Company.

  In December 1997, in conjunction with its financing activities, the Company entered into a one-year distribution and commerce agreement ("Agreement") with Yahoo!, which is automatically renewable for subsequent one-year terms, subject to the right of either party to terminate the relationship at the end of any term up to 90-days' notice. In connection with the Agreement, Yahoo! also made a minority equity investment in the Company. The Agreement was designed to increase traffic and memberships of both parties in addition to offering GeoCities' Homesteaders an array of free personalized member services on Yahoo!. Under the terms of the Agreement, GeoCities agreed to provide its community-based, Web site and other services for free to registered users of Yahoo!. In addition, Yahoo! agreed to market GeoCities-branded personal publishing programs on select areas throughout Yahoo!, as well as provide a GeoCities-specific programming module on My Yahoo! for GeoCities' Homesteaders. The Agreement did not involve any cash consideration; any revenues related to the Agreement will be accounted for in accordance with the Company's barter revenue recognition policy, as appropriate.

6.  LINE OF CREDIT:

  In August 1997, the Company executed a $2,000,000 revolving line of credit (the "Line") with a commercial bank. Pursuant to the agreement, the Line matures on December 1, 1998, bears interest at the bank's prime rate of interest, plus 0.50% (8.5% at December 31, 1997), and is collateralized by substantially all of the Company's assets. The Company is required to comply with certain financial covenants, as defined in the agreement, which include tangible effective net-worth and quick-ratio agreements. In connection with the Line, the Company issued a warrant to the bank to purchase up to 20,304 shares of the Company's common stock at the exercise price of $4.695, which was higher than

                                   GEOCITIES

   (ALL INFORMATION WITH RESPECT TO JUNE 30, 1998 AND 1997 IS UNAUDITED)

the then estimated fair market value of a share of the Company's common stock. The exercise price is subject to adjustment in limited situations involving antidilution as defined in the agreement. As a result of such dilution, the exercise price is $4.695 per share at June 30, 1998. The warrant may be exercised at any time prior to September 22, 2004. The Company has no obligations to repurchase the warrants from the bank.

  In May 1998, the Company negotiated an increase of the Line to $10,000,000, including a $7,000,000 revolving facility for working capital and $3,000,000 lease facility, extended the maturity to December 31, 1999, and reduced the interest rate to prime for the revolving facility and prime plus 0.75% for the lease facility; all other terms substantially remained the same. In addition, the commitment letter also includes a non-revolving line of credit for $3,000,000, which bears interest at the bank's prime rate plus 0.75% per year, and matures on May 12, 1999, if not renewed. At December 31, 1997 and June 30, 1998, there have been no borrowings under either agreement.

7.  COMMITMENTS AND CONTINGENCIES:

 Leases

  The Company leases its facilities and certain computer and office equipment under noncancelable leases for varying periods through 2002. The Company's lease obligations are collateralized by certain assets at December 31, 1997. The following are the minimum lease obligations under these leases at December 31, 1997:

                                                           CAPITAL   OPERATING
                                                            LEASES     LEASES
                                                           --------  ----------
  1998.................................................... $443,000  $1,442,000
  1999....................................................  172,000   1,038,000
  2000....................................................   10,000     297,000
  2001....................................................      --      207,000
  2002....................................................      --       50,000
                                                           --------  ----------
Minimum lease payments....................................  625,000  $3,034,000
                                                                     ==========
Less: Amount representing interest........................  (49,000)
                                                           --------
Present value of minimum lease payments...................  576,000
Less: Current portion.....................................  393,000
                                                           --------
Long-term portion......................................... $183,000
                                                           ========

  Rent expense pertaining to operating leases for the years ended December 31, 1995, 1996 and 1997, was approximately $28,000, $229,000 and $1,100,000, respectively.

 Employment Agreements

  The Company maintains employment agreements with certain executive officers of the Company. The employment agreements provide for minimum salary levels, incentive compensation and severance benefits, among other items.

 GeoRewards Program

  During 1996, the Company created a marketing program to reward members of the Company's online community ("Homesteaders") for various activities, allowing them to earn GeoPoints.

                                   GEOCITIES

  (ALL INFORMATION WITH RESPECT TO JUNE 30, 1998 AND 1997 IS UNAUDITED)

Homesteaders may redeem GeoPoints to upgrade their Web site or purchase goods from the Company's GeoStore. At December 31, 1996 and 1997, the Company has accrued $38,000 and $463,000 for possible future redemption of GeoPoints; these amounts are included in Accrued Expenses.

 Contingencies

  From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business. Management believes that the resolution of these matters will not have a material adverse effect on the Company's business, results of operations, financial condition and cash flows.

8. CAPITALIZATION

  As of December 31, 1997, the Company had six series of Mandatory Redeemable Convertible Preferred Stock (collectively "Preferred Stock") authorized and outstanding. The holders of the various series of Preferred Stock generally have the same rights and privileges; significant differences are discussed below.

  The holders of the Preferred Stock are entitled to a discretionary noncumulative dividend as specified below which is mandatory in the event of a liquidation (not included in the liquidation preference below), and are entitled to the number of votes equal to the number of shares of common stock that could be converted on the date of the vote. Upon liquidation, the holders of the Preferred Stock receive, prior and in preference to the holders of common stock their liquidation preference plus accrued dividends at the stated rate, from the date of issuance to the date payment is made available. Redemption, at the option of the holders of Preferred Stock, may be elected beginning on January 1, 2001 at which time, the redemption preference plus seven percent per annum, on a cumulative basis is due. At the option of the holders of Preferred Stock, each share of Preferred Stock is convertible at the stated conversion price per share, subject to adjustment as defined in the Certificate of Incorporation.

  During the year ended December 31, 1995, the Company issued 1,200,000 shares of Convertible Preferred Stock Series C in consideration for $0.3217 per share in the form of the cancellation of shares of common stock and conversion of a note payable of $386,000 to the Company's Chairman and Founder. In connection with the Series F Stock issuance, the Convertible Preferred Stock Series C became Mandatory Redeemable Convertible Preferred Stock.

  During the year ended December 31, 1996, the Company issued 3,108,000 and 2,900,000 shares of Series A Stock and Series B Stock for $1,000,000 and $1,100,000, respectively. During January and February 1997, the Company issued 10,169,492 shares of Series D Stock for approximately $9,000,000. In October and December 1997, the Company issued 1,428,564 and 814,270 shares of Series E Stock at $3.50 and $7.4254 per share, respectively for total cash consideration of $9,750,000 and 20,242 shares of Yahoo! stock valued at approximately $1,300,000 which resulted in the recording of a subscription receivable for approximately $6,000,000 at December 31, 1997. The subscription receivable was collected in January 1998 and the Yahoo! stock was subsequently sold.

  In December 1997, the Company sold 2,552,576 shares of Series F Stock for approximately $19,000,000 which resulted in the recording of a subscription receivable at December 31, 1997. The subscription receivable was collected in January 1998.

                                   GEOCITIES

  (ALL INFORMATION WITH RESPECT TO JUNE 30, 1998 AND 1997 IS UNAUDITED)


Rights of Preferred Stock as of December 31, 1997

                                                DIVIDEND  LIQUIDATION REDEMPTION
                                               PREFERENCE PREFERENCE  PREFERENCE
                                               ---------- ----------- ----------
Series A Stock................................  $0.0225     $0.3218    $0.3218
Series B Stock................................  $0.0275     $0.3793    $0.3793
Series C Stock................................  $   --      $0.3217    $0.3217
Series D Stock................................  $0.0625     $0.885     $0.885
Series E Stock................................  $0.245      $3.50      $3.50
Series F Stock................................  $0.5195     $7.4254    $7.4254

  The shares of Series E Stock sold in December 1997 (814,270 shares at $7.43 per share) have a redemption preference of $3.50 per share. The proceeds received in excess of the redemption preference ($3,196,000) have been recorded as additional paid-in capital.

  As of December 31, 1997, the holders of Series A through F Stock may, at their option, on each of January 1, 2001, January 1, 2002 and January 1, 2003, require the Company to redeem shares equal to one-third of the total number of shares of all Preferred Stock outstanding as of January 1, 2001. Any shares of Preferred Stock to be redeemed shall be redeemed ratably among all holders of Preferred Stock, based upon the respective redemption price of such shares. Additionally, the holders of not less than 80% of the Preferred Stock then outstanding, voting as a single class, may, at any time on or after December 31, 1998, require the Company to redeem all of the shares of Preferred Stock in the event that the Company has not by such time consummated (i) a "Qualified Public Offering" of its securities (as defined in the Certificate of Incorporation), or (ii) a sale of the Company that meets certain requirements.

  Each share of Series A through F Stock shall be converted into common stock automatically upon the closing of the sale of the Company's securities in a firm commitment underwritten public offering from which the Company receives gross proceeds of not less than $20,000,000 and which is a Qualified Public Offering as defined in the Certificate of Incorporation.

  At December 31, 1997 and June 30, 1998, the Company has reserved approximately 22,230,000 shares of common stock for the future conversion of the Series A through F Stock.

 Warrants

  In connection with the Series D Stock issuance, the Company issued a warrant to a bank to purchase 64,972 of the Company's Series D Preferred Stock at $0.885 per share, exercisable at any time prior to January 12, 2002. On December 31, 1997, the bank converted this warrant (on a net basis), and the Company issued 57,226 shares of Series D Preferred Stock. The Bank immediately sold these shares in connection with the Series E and F Preferred Stock issuances. Also see Notes 6 and 10 of Notes to Financial Statements for a warrant issued in connection with a line of credit, and options issued to a Series D Preferred stockholder and others pursuant to stock option agreements.

                                   GEOCITIES

  (ALL INFORMATION WITH RESPECT TO JUNE 30, 1998 AND 1997 IS UNAUDITED)


9.  INCOME TAXES:

  The primary components of temporary differences which gave rise to deferred taxes at December 31 are:

                                                          1996         1997
                                                       -----------  -----------
   Deferred tax assets:
     Net operating loss carryforwards................. $ 1,423,000  $ 4,639,000
     Bad debt expense.................................         --        40,000
     Accrued expenses.................................       7,000      321,000
     Other............................................         --         1,000
                                                       -----------  -----------
       Total deferred tax assets......................   1,430,000    5,001,000
     Valuation allowance..............................  (1,401,000)  (4,958,000)
                                                       -----------  -----------
       Net deferred tax assets........................      29,000       43,000
                                                       -----------  -----------
   Deferred tax liabilities:
     Depreciation and amortization....................     (29,000)     (43,000)
                                                       -----------  -----------
       Total deferred tax liabilities.................     (29,000)     (43,000)
                                                       -----------  -----------
       Net............................................ $       --   $       --
                                                       ===========  ===========

  As a result of the Company's loss history, management believes a valuation allowance for the entire net deferred tax assets, after considering deferred tax liabilities, is required. The change in the valuation allowance was an increase of $3,557,000 in 1997. As of December 31, 1997, the Company had federal and state net operating loss carryforwards of approximately $11,250,000 and $10,650,000, respectively. Federal and state net operating loss expirations begin in 2010 and 2002, respectively. Due to changes in ownership (See Note 8), the Company will be limited in the annual utilization of its net operating loss carryforwards.

10.  STOCK OPTIONS:

  From inception through December 31, 1997, the Company has been authorized to and has granted a total of 5,555,000 options to purchase its common stock; in April and May 1998, the Board of Directors approved an increase in the total number of shares issuable under the plan by 2,233,000 and 600,000, respectively, increasing the total available to 8,388,000 at June 30, 1998.

  In 1997, the Company adopted the 1997 Stock Option Plan (the "Plan"), which provides for issuance of both non-statutory and incentive stock options to employees, officers, directors and consultants of the Company. Incentive stock options may be granted at no less than 100% of the fair market value of the Company's common stock on the date of grant as determined by the Board of Directors (110% if granted to an employee who owns 10% or more of the common stock). Options granted to date generally vest ratably over a four-year period from the date of grant and are generally exercisable for a period of no longer than seven years from the date of grant (five years if granted to an individual who owns 10% or more of the common stock). In the event option holders cease to be employed by the Company, all unvested options are forfeited and, provided that the employee's employment has not been terminated for cause, all vested options may be exercised within a period of up to 90 days after termination; the Company and the Company's preferred stockholders have rights to repurchase any shares purchased through the exercise of an option.

                                   GEOCITIES

  (ALL INFORMATION WITH RESPECT TO JUNE 30, 1998 AND 1997 IS UNAUDITED)

  In connection with its Series D stock offering in early 1997, the Company granted options to purchase 1,000,000 shares of its common stock at an exercise price of $0.885 per share to CMG@Ventures; these options vested immediately and are exercisable by January 13, 2004. The exercise price was in excess of the then estimated fair market value of a common share. The Company has no obligation to repurchase the option from CMG@Ventures. At that time, the Company also granted an option to purchase 1,000,000 shares of its common stock at an exercise price of $0.885 per share to certain officers, directors and consultants to the Company. These options generally vest over a four year period from the date of grant and are generally exercisable by January 13, 2004. In certain circumstances, the vesting of these options may accelerate, and there are certain participation rights in the event of a liquidation.

  A summary of the status of the Company's stock options, as of December 31, 1996 and 1997, and the changes during the years ended on those dates is presented below:

                                             1996                 1997
                                      -------------------- --------------------
                                                 WEIGHTED-            WEIGHTED-
                                                  AVERAGE              AVERAGE
                                                 EXERCISE             EXERCISE
                                       SHARES      PRICE    SHARES      PRICE
                                      ---------  --------- ---------  ---------
Outstanding at beginning of year.....   777,000    $0.01   1,113,000    $0.16
  Granted--price equals fair value...   364,000    $0.25   2,648,000    $0.74
  Granted--less than fair value......       --       --    1,307,000    $0.81
  Exercised..........................       --       --      (25,000)   $0.25
  Canceled...........................   (28,000)   $0.25    (438,000)   $0.35
                                      ---------            ---------
Outstanding at year-end.............. 1,113,000    $0.16   4,605,000    $0.66
                                      =========            =========
Options exercisable at year-end......                      1,939,000    $0.52
Options available for future grant...                        926,000

  At December 31, 1997 and June 30, 1998, the Company had reserved a total of 5,531,000 and 7,329,000 shares of common stock for issuance to its stock option holders.

  In connection with its grants of options, the Company has recognized unearned deferred compensation expense of $684,000 for the year ended December 31, 1997. This amount will be amortized over the vesting periods ranging from 48 to 72 months from the date of grant; $24,000 and $290,000 was expensed during the year ended December 31, 1997 and the period ended June 30, 1998, respectively.

  For the six months ended June 30, 1998, the Company granted options to purchase 3,169,000 shares of its common stock to employees and officers of the Company. In conjunction with these grants, the Company recognized unearned deferred compensation expense of $6,674,000 to be amortized over 48 to 72 months from the date of grant.

                                   GEOCITIES

  (ALL INFORMATION WITH RESPECT TO JUNE 30, 1998 AND 1997 IS UNAUDITED)


  The following table summarizes information about stock options outstanding at December 31, 1997:

                     OPTIONS OUTSTANDING         OPTIONS EXERCISABLE
              --------------------------------- ---------------------
                           WEIGHTED
                            AVERAGE   WEIGHTED-             WEIGHTED-
  RANGE OF                 REMAINING   AVERAGE               AVERAGE
  EXERCISE      NUMBER    CONTRACTUAL EXERCISE    NUMBER    EXERCISE
   PRICE      OUTSTANDING    LIFE       PRICE   OUTSTANDING   PRICE
  --------    ----------- ----------- --------- ----------- ---------
   $0.01         777,000     5.00       $0.01      777,000    $0.01
$0.25--$0.44     744,000     6.14       $0.32       47,000    $0.26
$0.75--$1.25   3,084,000     6.29       $0.88    1,115,000    $0.89
               ---------                         ---------
               4,605,000                         1,939,000
               =========                         =========

  The fair value of options granted during 1995, 1996 and 1997 is estimated as $0, $0 and $50,000, respectively, on the dates of grants using the minimum value method with the following assumptions: (i) dividend yield of 0%, (ii) expected volatility of 0%, (iii) weighted-average risk-free interest rate ranging from 6.04% to 6.8% for 1996 and 5.8% to 6.5% for 1997, (iv) weighted-average expected life of five years for 1996 and 1997, and (v) assumed forfeiture rate of 10% for 1996 and 1997.

  The Company applies APB No. 25 in accounting for its stock options granted to employees and accordingly, no compensation expense has been recognized in the financial statements (except for those options issued with exercise prices at less than fair market value at date of grant). Had the Company determined compensation expense based on the fair value at the grant date for its stock options issued to employees under SFAS No. 123, the Company's net loss would have been adjusted to the pro forma amounts indicated below:

                                            1995        1996         1997
                                          ---------  -----------  -----------
Net loss..................... As reported $(482,000) $(3,006,000) $(8,903,000)
                                          =========  ===========  ===========
                              Pro forma   $(482,000) $(3,006,000) $(8,950,000)
                                          =========  ===========  ===========
Basic net loss per common
 share....................... As reported $    (.11) $     (1.15) $     (3.39)
                                          =========  ===========  ===========
                              Pro forma   $    (.11) $     (1.15) $      (.36)
                                          =========  ===========  ===========

  Pro forma net loss reflects compensation expense under SFAS No. 123 only for options granted for the years ended December 31, 1995, 1996 and 1997. The insignificant impact of applying SFAS No. 123 is not indicative of future amounts.

11.  RETIREMENT PLAN:

  Effective July 1, 1997, the Company established a qualified 401(k) Profit Sharing Plan (the "Plan") available to all employees who meet the Plan's eligibility requirements. Employees may elect to contribute from 1% to 18% of their eligible earnings to the Plan. This defined contribution plan provides that the Company will, at its discretion, make contributions to the Plan on a periodic basis. Additionally, the employer may match 33-1/3% of the first 6% of the employees' contributions, which amounts vest over five years. Terminations and forfeitures from the Plan are allocated to Plan participants at year-end. The Company made contributions to the Plan of approximately $10,000 in 1997.

                                   GEOCITIES

  (ALL INFORMATION WITH RESPECT TO JUNE 30, 1998 AND 1997 IS UNAUDITED)

12. SUBSEQUENT EVENTS (UNAUDITED):

  In July 1998, the Company entered into an agreement to buy certain Web-page development technology for a total consideration of up to $1.45 million; this transaction is expected to be completed in August 1998, and is not material to the financial position, results of operations and cashflows of the Company.

  In July 1998, the Board adopted the 1998 Stock Incentive Plan and Employee Stock Purchase Plan and reserved an additional 2,600,000 shares of Common Stock for issuance thereunder.

  In July 1998, the Company signed a lease for approximately 24,000 square feet to relocate its corporate headquarters. Monthly lease payments will be $23,700 commencing September 1, 1998.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Donaldson, Lufkin & Jenrette Securities Corporation and Hambrecht & Quist LLC are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                                     NUMBER OF
                                                                     SHARES OF
                             UNDERWRITER                            COMMON STOCK
                             -----------                            ------------
     Goldman, Sachs & Co...........................................
     Donaldson, Lufkin & Jenrette Securities Corporation...........
     Hambrecht & Quist LLC.........................................
                                                                      --------
       Total.......................................................
                                                                      ========

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

  The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at
such price less a concession of $    per share. The Underwriters may allow,
and such dealers may reallow, a concession not in excess of $    per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the initial public offering price and other selling terms may from time to time be varied by the representatives.

  The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of
them, as shown in the foregoing table, bears to the     shares of Common Stock
offered.

  The Company, its directors and officers, and substantially all of its other stockholders and holders of options to purchase Common Stock, have agreed that, subject to certain exceptions, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or of any other securities of the Company (other than, in the case of the Company, pursuant to the Purchase Agreement related to the purchase of the Technology, or stock incentive and employee stock purchase plans existing on the date of this Prospectus) which are substantially similar to the shares of Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of Common Stock without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the offering; provided, that one affiliate of the Company who is subject to a lock-up agreement and the volume restrictions of Rule 144 will be permitted to sell up to $1.0 million of Common Stock commencing 91 days after the date of this Prospectus.

  Prior to the offering, there has been no public market for the shares of Common Stock. The initial public offering price will be negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuations of companies in related businesses.

  The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed 5% of the total number of shares of Common Stock offered by them.

  In connection with the offering, the Underwriters may purchase and sell Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions created by the Underwriters involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market in the absence of such activities. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise, and these activities, if commenced, may be discontinued at any time.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, subject to certain limitations.

                            [Inside Back Cover]

40 themed neighborhoods provide the home for millions

[GRAPHIC COLLAGE OF NEIGHBORHOOD SCREEN SHOTS]

Over 14 million unique visitors in one month*

    *Relevant Knowledge June 1998

over 925 million page views in one month+

    +Nielsen I/PRO May 1998

third most trafficked Web site on the Internet(degrees)

    (degrees)Media Metrix Home Users June 1998

[GRAPHIC OF GEOCITIES LOGO](R)

--------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFOR-MATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Use of Proceeds..........................................................  26
Dividend Policy..........................................................  26
Capitalization...........................................................  27
Dilution.................................................................  28
Selected Financial Data..................................................  29
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  30
Business.................................................................  39
Management...............................................................  51
Certain Transactions.....................................................  64
Principal Stockholders...................................................  67
Description of Capital Stock.............................................  69
Shares Eligible for Future Sale..........................................  73
Legal Matters............................................................  74
Experts..................................................................  74
Additional Information...................................................  75
Change in Accountants....................................................  75
Index to Financial Statements............................................ F-1
Underwriting............................................................. U-1

  THROUGH AND INCLUDING         , 1998 (THE 25TH DAY AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PRO-SPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PRO-SPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOT-MENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                             4,750,000 SHARES

                             [LOGO OF GEOCITIES]

                                 COMMON STOCK
                         (PAR VALUE $0.001 PER SHARE)

                                ---------------

                             [LOGO OF GEOCITIES]

                                ---------------


                             GOLDMAN, SACHS & CO.

                         DONALDSON, LUFKIN & JENRETTE

                               HAMBRECHT & QUIST

                      REPRESENTATIVES OF THE UNDERWRITERS

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission and NASD fees. All of the expenses below will be paid by the Company.

      ITEM
      ----
      Registration fee.............................................. $   22,561
      NASD filing fee...............................................      7,745
      Nasdaq National Market listing fee............................     99,000
      Blue sky fees and expenses....................................      5,000
      Printing and engraving expenses...............................    250,000
      Legal fees and expenses.......................................    350,000
      Accounting fees and expenses..................................    300,000
      Transfer Agent and Registrar fees.............................     15,000
      Miscellaneous.................................................        694
                                                                     ----------
          Total..................................................... $1,050,000
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company's Certificate of Incorporation (the "Certificate") provides that, except to the extent prohibited by the Delaware General Corporation Law (the "DGCL"), the Company's directors shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Company. Under the DGCL, the directors have a fiduciary duty to the Company which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the Company, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The Company has obtained liability insurance for its officers and directors.

  Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under
Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the Company shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

  The Company, with the approval of the Board of Directors, intends to obtain directors' and officers' liability insurance prior to the effectiveness of this offering.

  There is no pending litigation or proceeding involving any director, officer, employee or agent of the Company in which indemnification will be required or permitted. Moreover, the Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification. The Company believes that the foregoing indemnification provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

  The Underwriting Agreement (the form of which is filed as Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the Company and its officers and directors, and by the Company of the Underwriters, for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  The following is a summary of transactions by the Company since January 1, 1995 involving sales of the Company's securities that were not registered under the Securities Act:

    (1) In January 1995, the Company issued and sold an aggregate of 4,906,200 shares of Common Stock to David C. Bohnett at a price per share of $0.0101.

    (2) In December 1995, the Company issued for services rendered an aggregate of 52,000 shares of Common Stock to certain individuals at a price per share of $0.1605.

    (3) In December 1995, the Company issued 1,200,000 shares of Series C Preferred Stock to David C. Bohnett in consideration for $0.3217 per share in the form of the cancellation of shares of Common Stock and a note payable. Each share of Series C Preferred Stock will convert into one share of Common Stock upon consummation of the offering.

    (4) In January 1996, the Company issued and sold an aggregate of 3,108,000 shares of Series A Preferred Stock to CMG@Ventures at a price per share of $0.3218. Each share of Series A Preferred Stock will convert into one share of Common Stock upon consummation of the offering.


    (5) In July 1996, the Company issued and sold an aggregate of 2,900,000 shares of Series B Preferred Stock to CMG@Ventures at a price per share of $0.3793. Each share of Series B Preferred Stock will convert into one share of Common Stock upon consummation of the offering.

    (6) In January 1997, the Company issued a warrant to purchase 64,972 shares of Series D Preferred Stock at a price per share of $0.885 to Cupertino Bank, of which 57,226 shares of Series D Preferred Stock were subsequently issued. Each share of Series D Preferred Stock will convert into one share of Common Stock upon consummation of the offering.

    (7) In January 1997 and February 1997, the Company issued and sold an aggregate of 10,169,492 shares of Series D Preferred Stock to CMG@Ventures, SOFTBANK Holdings Inc., Chase Venture Capital Associates, L.P., the Flatiron Fund LLC, InnoCal, L.P. and Intel Corporation at a price per share of $0.885. Each share of Series D Preferred Stock will convert into one share of Common Stock upon consummation of the offering.

    (8) In September 1997, the Company issued a warrant to purchase 20,304 shares of Common Stock at a price per share of $4.925 (subsequently adjusted to $4.695) to Comerica Bank-California.

    (9) In October 1997, the Company issued and sold an aggregate of 1,428,564 shares of Series E Preferred Stock to CMG@Ventures II, LLC, SOFTBANK Holdings Inc., Chase Venture Capital Associates, L.P., the Flatiron Fund LLC, InnoCal, L.P. and Intel Corporation at a price per share of $3.50. Each share of Series E Preferred Stock will convert into one share of Common Stock upon consummation of the offering.

    (10) In December 1997, the Company issued and sold an aggregate of 814,270 shares of Series E Preferred Stock to SOFTBANK Holdings Inc. at a price per share of $7.425. Each share of Series E Preferred Stock will convert into one share of Common Stock upon consummation of the offering.


    (11) Effective December 1997, the Company sold an aggregate of 2,552,576 shares of Series F Preferred Stock to Yahoo! Inc. and SOFTBANK Holdings Inc. at a price per share of $7.425. Each share of Series F Preferred Stock will convert into one share of Common Stock upon consummation of the offering.

    (12) Since January 1, 1995, the Company has granted incentive stock options and nonqualified stock options to purchase Common Stock under individual stock option agreements and the Predecessor Plan to eligible officers, directors, consultants and employees of the Company as described in the Prospectus. During the period referred to above, the Company issued 1,059,998 shares of Common Stock pursuant to the exercise of options, including options under each Plan.

    (13) In connection with the reincorporation of the Company from California to Delaware in July 1998, the Company will issue 3,463,498 shares of its Common Stock and 3,108,000, 2,900,000, 1,200,000, 10,226,718,
  2,242,834, and 2,552,576 shares of its Series A, B, C, D, E and F Preferred Stock, respectively, in exchange for the issued and outstanding capital stock of its predecessor corporation. In addition, in connection with such reincorporation, all options and warrants to purchase shares of Common Stock of the Company's California predecessor will be converted into options or warrants to purchase shares of Common Stock of the Company.

    (14) In July 1998, the Company entered into a Technology Purchase and Sale Agreement (the "Purchase Agreement") pursuant to which the Company acquired certain Web-page development technology (the "Technology"). Under the terms of the Purchase Agreement, in partial consideration for the Technology, the Company agreed to issue the seller $455,000 of its Common Stock at the initial public offering price (assuming the offering is consummated within 90 days of the date of the Purchase Agreement, otherwise the Company is obligated to pay this amount in cash) if the Technology is successfully installed and becomes operational on the Company's servers, to the Company's satisfaction, within 90 days of the date of the Purchase Agreement. In addition, if the Technology is successfully installed and is operational within an agreed upon period prior to the 90-day deadline, the Company has agreed to issue to the seller an additional $145,000 of its Common Stock at the initial public offering price.

  None of the foregoing transactions involved any public offering, and the Company believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701, or with respect to paragraph (13) above, in reliance on Rule 145(a)(2) under the Securities Act. The recipients in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Company.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) EXHIBITS

  The following Exhibits are attached hereto and incorporated herein by reference:

    1.1  Form of Underwriting Agreement.
    3.1  Certificate of Incorporation.*
    3.2  Amended and Restated Certificate of Incorporation of the Company.*
    3.3  Amended and Restated Certificate of Incorporation of the Company to be
         adopted as of the consummation of the offering.*
    3.4  Bylaws of the Company.*
    3.5  Amended and Restated Bylaws of the Company.*
    4.1  Specimen certificate representing shares of Common Stock of the
         Company.*
    4.2  Warrant to purchase Common Stock of the Company dated September 22,
         1997.
    5.1  Opinion of Brobeck, Phleger & Harrison LLP.*
   10.1  Employment Agreement dated January 1, 1996, as amended, by and between the Company and David C. Bohnett.*
   10.2  Employment Agreement dated as of November 3, 1997, between the Company and Stephen L. Hansen.*
   10.3  Employment Offer Letter dated as of April 9, 1998, between the Company and Thomas R. Evans.*
   10.4  Employment Offer letter dated as of September 5, 1997, between the
         Company and Michael G. Barrett.*
   10.5  Advertising Agreement dated November 5, 1997, between the Company and
         Amazon.com.+**
   10.6  Advertising Agreement dated January 5, 1998, between the Company and
         CDnow.+**
   10.7  Advertising Agreement dated December 15, 1997, between the Company and
         Egghead, Inc.+**
   10.8  Advertising Agreement dated February 13, 1998, between the Company and
         First Credit Card Services USA L.L.C.+**
   10.9  Codistribution Agreement effective as of December 31, 1997, between the Company and Yahoo! Inc.+**
   10.10 Master Services Agreement dated November 7, 1997, between the Company and Exodus Communications, Inc.+**
   10.11 Joint Venture Agreement dated as of November 6, 1997, by and between the Company and SOFTBANK Corporation.+**
   10.12 Third Amended and Restated Rights Agreement dated December 31, 1997, among the Company and certain of its stockholders, as amended.
   10.13 Form of Indemnification Agreement for Officers and Directors of the
         Company.
   10.14 1997 Stock Option Plan, together with Form of Stock Option Agreement.
   10.15 1998 Stock Incentive Plan, together with Form of Stock Option
         Agreement.
   10.16 1998 Employee Stock Purchase Plan.
   10.17 Stock Option Agreement dated January 13, 1997 by and between the
         Company and CMG@Ventures.
   10.18 Stock Option Agreement dated January 13, 1997 by and between the
         Company and David C. Bohnett.
   10.19 Revolving Credit Loan & Security Agreement dated August 6, 1997, as modified.*
   10.20 License Agreement with GeoCities Japan dated November 6, 1997.
   10.21 Promissory Note dated July   , 1998.*
   10.22 Preferred Stock Purchase Agreement dated as of January 10, 1997, as amended.
   10.23 Preferred Stock Purchase Agreement dated as of October 6, 1997.
   10.24 Stock Purchase Agreement dated as of December 31, 1997.
   10.25 Standard Office lease dated May 13, 1996 by and between the Company and Maury Herman, as trustee of the Maury Herman Family Trust #1.*

   10.26 Adforce Service Agreement dated as of May 4, 1998, between the Company and IMGIS, Inc.*
   10.27 Software License Agreement between the Company and Informix Software,
         Inc.*
   16.1  Letter from Arthur Andersen LLP dated June 5, 1998.**
   23.1  Consent of PricewaterhouseCoopers LLP, Independent Accountants.*
   23.2  Consent of Brobeck, Phleger & Harrison LLP (contained in Exhibit
         5.1).*
   24.1  Power of Attorney (contained on signature page on page II-6).**
   27.1  Financial Data Schedule.*

--------
*  To be filed by amendment.
** Previously filed.
+ Confidential treatment is being sought with respect to certain portions of this agreement. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

  (b) FINANCIAL STATEMENT SCHEDULES

    All such Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

  The Company hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreements certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Company hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, State of California, on the 20th day of July, 1998.

                                          GeoCities

                                                 /s/ Stephen L. Hansen
                                          By: _________________________________
                                                     STEPHEN L. HANSEN
                                              CHIEF OPERATING OFFICER AND
                                                 CHIEF FINANCIAL OFFICER

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

              SIGNATURE                        TITLE                 DATE

                  *                    Chairman of the
-------------------------------------   Board and Secretary     July 20, 1998
          DAVID C. BOHNETT

                  *                    Chief Executive
-------------------------------------   Officer, President      July 20, 1998
           THOMAS R. EVANS              and Director
                                        (principal
                                        executive officer)

      /s/ Stephen L. Hansen            Chief Operating
-------------------------------------   Officer and Chief       July 20, 1998
          STEPHEN L. HANSEN             Financial Officer
                                        (principal
                                        financial and
                                        accounting officer)

                  *                    Director
-------------------------------------                           July 20, 1998
          JERRY D. COLONNA

                  *                    Director
-------------------------------------                           July 20, 1998
           ERIC C. HIPPEAU

                  *                    Director
-------------------------------------                           July 20, 1998
          HARRY D. LAMBERT

                  *                    Director
-------------------------------------                           July 20, 1998
           PETER H. MILLS

                  *                    Director
-------------------------------------                           July 20, 1998
         DAVID S. WETHERELL

   /s/ Stephen L. Hansen
*By: __________________________                                 July 20, 1998
       Stephen L. Hansen
      (Attorney-in-fact)

                                 EXHIBIT INDEX

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
 NUMBER                    DOCUMENT DESCRIPTION                        PAGE
 -------                   --------------------                    ------------
  1.1    Form of Underwriting Agreement.
  3.1    Certificate of Incorporation.*
  3.2    Amended and Restated Certificate of Incorporation of
         the Company.*
  3.3    Amended and Restated Certificate of Incorporation of
         the Company to be adopted as of the consummation of the
         offering.*
  3.4    Bylaws of the Company.*
  3.5    Amended and Restated Bylaws of the Company.*
  4.1    Specimen certificate representing shares of Common
         Stock of the Company.*
  4.2    Warrant to purchase Common Stock of the Company dated
         September 22, 1997.
  5.1    Opinion of Brobeck, Phleger & Harrison LLP.*
 10.1    Employment Agreement dated January 1, 1996, as amended,
         by and between the Company and David C. Bohnett.*
 10.2    Employment Agreement dated as of November 3, 1997,
         between the Company and Stephen L. Hansen.*
 10.3    Employment Offer Letter dated as of April 9, 1998,
         between the Company and Thomas R. Evans.*
 10.4    Employment Offer letter dated as of September 5, 1997,
         between the Company and Michael G. Barrett.*
 10.5    Advertising Agreement dated November 5, 1997, between
         the Company and Amazon.com.+**
 10.6    Advertising Agreement dated January 5, 1998, between
         the Company and CDnow.+**
 10.7    Advertising Agreement dated December 15, 1997, between
         the Company and Egghead, Inc.+**
 10.8    Advertising Agreement dated February 13, 1998, between
         the Company and First Credit Card Services USA
         L.L.C.+**
 10.9    Codistribution Agreement effective as of December 31,
         1997, between the Company and Yahoo! Inc.+**
 10.10   Master Services Agreement dated November 7, 1997,
         between the Company and Exodus Communications, Inc.+**
 10.11   Joint Venture Agreement dated as of November 6, 1997,
         by and between the Company and SOFTBANK Corporation.+**
 10.12   Third Amended and Restated Rights Agreement dated
         December 31, 1997, among the Company and certain of its
         stockholders, as amended.
 10.13   Form of Indemnification Agreement for Officers and
         Directors of the Company.
 10.14   1997 Stock Option Plan, together with Form of Stock
         Option Agreement.
 10.15   1998 Stock Incentive Plan, together with Form of Stock
         Option Agreement.
 10.16   1998 Employee Stock Purchase Plan.
 10.17   Stock Option Agreement dated January 13, 1997 by and
         between the Company and CMG@Ventures.
 10.18   Stock Option Agreement dated January 13, 1997 by and
         between the Company and David C. Bohnett.
 10.19   Revolving Credit Loan & Security Agreement dated August
         6, 1997, as modified.*
 10.20   License Agreement with GeoCities Japan dated November
         6, 1997.
 10.21   Promissory Note dated July   , 1998.*

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
 NUMBER                    DOCUMENT DESCRIPTION                        PAGE
 -------                   --------------------                    ------------
 10.22   Preferred Stock Purchase Agreement dated as of January
         10, 1997, as amended.
 10.23   Preferred Stock Purchase Agreement dated as of October
         6, 1997.
 10.24   Stock Purchase Agreement dated as of December 31, 1997.
 10.25   Standard Office lease dated May 13, 1996 by and between
         the Company and Maury Herman, as trustee of the Maury
         Herman Family Trust #1.*
 10.26   Adforce Service Agreement dated as of May 4, 1998,
         between the Company and IMGIS, Inc.*
 10.27   Software License Agreement between the Company and
         Informix Software, Inc.*
 16.1    Letter from Arthur Andersen LLP dated June 5, 1998.**
 23.1    Consent of PricewaterhouseCoopers LLP, Independent
         Accountants.*
 23.2    Consent of Brobeck, Phleger & Harrison LLP (contained
         in Exhibit 5.1).*
 24.1    Power of Attorney (contained on signature page on page
         II-6).**
 27.1    Financial Data Schedule.*

--------
*  To be filed by amendment.

** Previously filed.

+ Confidential treatment is being sought with respect to certain portions of this agreement. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.